   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 30, 1997


                                                SECURITIES ACT FILE NO. 33-64311
                                        INVESTMENT COMPANY ACT FILE NO. 811-7203
              POST-EFFECTIVE AMENDMENT TO REGISTRATION STATEMENT AS STATED BELOW
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           ------------------------

                                   FORM N-2

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         PRE-EFFECTIVE AMENDMENT NO.
                        POST-EFFECTIVE AMENDMENT NO. 3
                                    AND/OR
       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                               AMENDMENT NO. 11
                       (CHECK APPROPRIATE BOX OR BOXES)

                           ------------------------

                 MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
              (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)


                            800 Scudders Mill Road
                         Plainsboro, New Jersey   08536
                                                (Zip Code)


      REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (609) 282-2800

                           ------------------------

                                ARTHUR ZEIKEL
                 MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
                800 SCUDDERS MILL ROAD, PLAINSBORO, NEW JERSEY
       MAILING ADDRESS: P.O. BOX 9011, PRINCETON, NEW JERSEY 08543-9011
                   (NAME AND ADDRESS OF AGENT FOR SERVICE)

                           ------------------------
                                  Copies to:



 PATRICK D. SWEENEY, ESQ.                         FRANK P. BRUNO, ESQ.
FUND ASSET MANAGEMENT, L.P.                         BROWN & WOOD LLP
     P.O. BOX 9011                               ONE WORLD TRADE CENTER

PRINCETON, N.J. 08543-9011                    NEW YORK, NEW YORK 10048-0557


                           ------------------------

     APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the 'Securities Act'), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. / /

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.

                            CROSS REFERENCE SHEET
                           PURSUANT TO RULE 404(C)


                      ITEM NUMBER, FORM N-2                                   CAPTION IN PROSPECTUS
      ------------------------------------------------------  ------------------------------------------------------
      PART A--INFORMATION REQUIRED IN A PROSPECTUS
 1.   Outside Front Cover Page..............................  Outside Front Cover Page
 2.   Inside Front and Outside Back Cover Pages.............  Inside Front and Outside Back Cover Pages;
                                                                Plan of Distribution
 3.   Fee Table and Synopsis................................  Not Applicable
 4.   Financial Highlights..................................  Financial Highlights
 5.   Plan of Distribution..................................  Plan of Distribution
 6.   Selling Shareholders..................................  Not Applicable
 7.   Use of Proceeds.......................................  Investment Objective and Policies
 8.   General Description of the Registrant.................  Prospectus Summary; The Fund; Investment Objective and
                                                                Policies; Investment Restrictions
 9.   Management............................................  Investment Advisory and Administrative Arrangements;
                                                                Directors and Officers
10.   Capital Stock, Long-Term Debt and Other Securities....  Description of AMPS; Description of Capital Stock
11.   Defaults and Arrears on Senior Securities.............  Not Applicable
12.   Legal Proceedings.....................................  Not Applicable
13.   Table of Contents of the Statement of Additional
        Information.........................................  Not Applicable

      PART B--INFORMATION REQUIRED IN A STATEMENT OF
              ADDITIONAL INFORMATION
14.   Cover Page............................................  Not Applicable
15.   Table of Contents.....................................  Not Applicable
16.   General Information and History.......................  Not Applicable
17.   Investment Objective and Policies.....................  Prospectus Summary; Investment Objective and Policies;
                                                                Investment Restrictions
18.   Management............................................  Directors and Officers; Investment Advisory and
                                                                Administrative Arrangements
19.   Control Persons and Principal Holders
        of Securities.......................................  Investment Advisory and Administrative Arrangements
20.   Investment Advisory and Other Services................  Investment Advisory and Administrative Arrangements;
                                                                Custodian; Plan of Distribution; Transfer Agent,
                                                                Dividend Disbursing Agent and Registrar; Legal
                                                                Opinions; Independent Auditors
21.   Brokerage Allocation and Other Practices..............  Portfolio Transactions
22.   Tax Status............................................  Taxes
23.   Financial Statements..................................  Financial Statements


                          PART C--OTHER INFORMATION


     Information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C to this Registration Statement.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                            SUBJECT TO COMPLETION
                PRELIMINARY PROSPECTUS DATED DECEMBER 30, 1997


PROSPECTUS
FEBRUARY __, 1998


                       $ _____________________________

                 MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
             AUCTION MARKET PREFERRED STOCK ['AMPS(REGISTERED)']
     _________ SHARES, SERIES A--LIQUIDATION PREFERENCE $25,000 PER SHARE

                           ------------------------


    Merrill Lynch Municipal Strategy Fund, Inc. (the 'Fund') is a continuously offered, non-diversified, closed-end management investment company that seeks to provide shareholders of its Common Stock with as high a level of current income exempt from Federal income taxes as is consistent with its investment policies and prudent investment management. The Fund seeks to achieve its investment objective by investing primarily in a portfolio of long-term, investment grade municipal obligations, the interest on which, in the opinion of bond counsel to the issuer, is exempt from Federal income taxes. The Fund intends to maintain at least 75% of its total assets in municipal obligations that are rated investment grade or, if unrated, are considered by Fund Asset Management, L.P. (the 'Investment Adviser') to be of comparable quality. THE FUND MAY INVEST UP TO 25% OF ITS TOTAL ASSETS IN MUNICIPAL OBLIGATIONS THAT ARE RATED BELOW INVESTMENT GRADE (SUCH OBLIGATIONS ARE COMMONLY REFERRED TO AS 'JUNK BONDS') OR, IF UNRATED, ARE CONSIDERED BY THE INVESTMENT ADVISER TO BE OF COMPARABLE QUALITY. The Fund may invest in certain tax-exempt securities that are classified as 'private activity bonds' that may subject certain investors in the Fund to an alternative minimum tax. At times, the Fund may seek to hedge its portfolio through the use of options and futures transactions. There can be no assurance that the investment objective of the Fund will be realized. The address of the Fund is 800 Scudders Mill Road, Plainsboro, New Jersey 08536, and its telephone number is (609) 282-2800. Investors are advised to read this Prospectus carefully and retain it for future reference. The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains material incorporated by reference herein and other information regarding the Fund.



                                                        (Continued on next page)
                           ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY
          OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

[CAPTION]

                                          PRICE TO                   SALES                  PROCEEDS TO
                                         PUBLIC(1)                 LOAD(2)(3)                FUND(1)(4)
                                        ----------                 ----------               -----------
Per Share.......................          $25,000                     None                    $25,000
Total...........................             $                        None                       $

(1) Plus accumulated dividends, if any, from the Date of Original Issue.


(2) The Fund and the Investment Adviser have agreed to indemnify Merrill Lynch, Pierce, Fenner & Smith Incorporated ('Merrill Lynch') against certain liabilities under the Securities Act of 1933, as amended. See 'Plan of Distribution.'



(3) Merrill Lynch will act as a Broker-Dealer in Auctions and will be entitled to a service fee (usually at the annual rate of 0.25% of the purchase price for AMPS placed in an Auction) as a Broker-Dealer. See 'Description of AMPS--Broker-Dealers.'


(4) Offering expenses of $______ have been previously paid by the Fund.
                            ------------------------


    The AMPS are being offered on a continuing basis by the Fund through Merrill Lynch, which has agreed to use its best efforts to solicit purchasers of the AMPS. There can be no assurance that the AMPS offered by this Prospectus will be sold. The Fund may reject any order in whole or in part. See 'Plan of Distribution.' One or more certificates for the AMPS will be delivered to the nominee of The Depository Trust Company.

------------------


(Registered) Registered trademark of Merrill Lynch & Co., Inc.

                            ------------------------

                              MERRILL LYNCH & CO.


                            ------------------------

    (Continued from previous page)


    As of the date of this Prospectus, the Fund has outstanding an aggregate of 1,920 shares of its Auction Market Preferred Stock(Registered), Series A ('the Series A AMPS(Registered)' or 'AMPS(Copyright)'), which represents approximately 33% of the Fund's capital. The Fund intends to issue AMPS from time to time representing up to approximately 35% of the Fund's capital.



    Dividends on the shares of Series A AMPS of the Fund offered hereby will be cumulative from the Date of Original Issue. The Applicable Rate on the shares of AMPS for each Dividend Period will be determined pursuant to periodic auctions conducted in accordance with the procedures described in Appendix C hereto (an 'Auction'). Except as otherwise provided herein, each Dividend Period for the shares of Series A AMPS will be a 7-Day Dividend Period; provided, however, that prior to any Auction, the Fund may elect, subject to certain limitations described herein, upon giving notice to holders thereof, a Special Dividend Period. See 'Description of AMPS--Dividends.'



    The Applicable Rate on the shares of AMPS for each Dividend Period will be reset on the basis of Bids, Hold Orders and Sell Orders placed by Existing Holders and Potential Holders in the Auction conducted on the Business Day next preceding the commencement of such Dividend Period. The Applicable Rate that results from an Auction for any Dividend Period will not be greater than the Maximum Applicable Rate. See 'Description of AMPS--The Auction-- Orders by Beneficial Owners, Potential Beneficial Owners, Existing Holders and Potential Holders.' For Series A AMPS sold by the Fund pursuant to this Prospectus, the Applicable Rate will be set forth in a Prospectus Supplement.



    The Fund currently is required to allocate net capital gains and other taxable income, if any, proportionately between shares of Common Stock and shares of AMPS. The Fund will give notice of the amount of any taxable income to be included in a dividend on shares of AMPS in the related Auction, as described herein, or include such income in a dividend on shares of AMPS without giving advance notice thereof if it increases the dividend by an additional amount to offset substantially the tax effect thereof. The amount of taxable income allocable to shares of AMPS will depend upon the amount of such income realized by the Fund and other factors but generally is not expected to be significant. See 'Taxes.'



    Each prospective purchaser should review carefully the detailed information regarding the Auction Procedures that appears in this Prospectus, including the Appendices, and should note that (i) an Order constitutes an irrevocable commitment to hold, purchase or sell AMPS based upon the results of the related

Auction, (ii) the Auctions will be conducted through telephone communications,
(iii) settlement for purchases and sales will be on the Business Day following the Auction and (iv) ownership of AMPS will be maintained in book-entry form by or through the Securities Depository. Under certain circumstances, holders of AMPS may be unable to sell their shares of AMPS in an Auction and thus may lack liquidity of investment. Shares of AMPS may only be transferred pursuant to a Bid or a Sell Order placed in an Auction through a Broker-Dealer to the Auction Agent or in the secondary market, if any.


    The shares of AMPS are redeemable, in whole or in part, at the option of the Fund, on any Dividend Payment Date (except during a Non-Call period) at the Optional Redemption Price per share and will be subject to mandatory redemption on dates fixed by the Board of Directors, under certain circumstances, at the Mandatory Redemption Price per share.


    If the Fund fails to pay on any Dividend Payment Date (or within the applicable grace period) the full amount of any dividend or the redemption price of shares of AMPS called for redemption, the Applicable Rate will not be based on the results of an Auction but instead will be equal to the Non-Payment Period Rate until such failure to pay is cured. See 'Description of AMPS--Dividends--Non-Payment Period; Late Charge.'


    The Broker-Dealers intend to maintain a secondary trading market in the AMPS outside of Auctions; however, they have no obligation to do so, and there can be no assurance that a secondary market for the AMPS will develop or, if it does develop, that it will provide holders with a liquid trading market (i.e., trading will depend on the presence of willing buyers and sellers and the trading price is subject to variables to be determined at the time of the trade by the Broker-Dealers). The AMPS will not be registered on any stock exchange or on the National Association of Securities Dealers Automated Quotation system. An increase in the level of interest rates, particularly during any Long Term Dividend Period, likely will have an adverse effect on the secondary market price of the AMPS, and a selling shareholder may sell AMPS between Auctions at a price per share of less than $25,000.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information included elsewhere in this Prospectus. Certain of the capitalized terms used herein are defined in the Glossary that appears at the end of this Prospectus.


THE FUND                       Merrill Lynch Municipal Strategy Fund, Inc. (the 'Fund') is a continuously offered, non-diversified, closed-end management investment company. See 'The Fund.'

INVESTMENT OBJECTIVE AND       The investment objective of the Fund is to provide shareholders of its Common Stock
  POLICIES                     with as high a level of current income exempt from Federal income taxes as is consistent with its investment policies and prudent investment management. The Fund seeks to achieve its investment objective by investing primarily in a portfolio of long-term, investment grade municipal obligations the interest on which, in the opinion of bond counsel to the issuer, is exempt from Federal income taxes. The
                               Fund intends to maintain at least 75% of its total assets in municipal obligations that are rated investment grade or, if unrated, are considered by the Investment
                               Adviser to be of comparable quality. The Fund may invest up to 25% of its total assets in municipal obligations that are rated below investment grade or, if unrated, are considered by the Investment Adviser to be of comparable quality. Such lower quality municipal obligations (also commonly referred to as 'junk bonds') are frequently traded only in markets where the number of potential purchasers and sellers, if any, is very limited. See 'Investment Objective and Policies.'

INVESTMENT ADVISER             Fund Asset Management, L.P. is the Fund's investment adviser (the 'Investment
                               Adviser') and is responsible for the management of the Fund's investment portfolio and for providing administrative services to the Fund. For its advisory services, the Fund pays the Investment Adviser a monthly fee at the annual rate of 0.50 of 1%
                               of the Fund's average daily net assets, including proceeds from the sale of preferred stock. For administrative services, the Fund pays the Investment Adviser a monthly fee at the annual rate of 0.25 of 1% of the Fund's average daily net assets, including proceeds from the sale of preferred stock. While the aggregate of the advisory and administrative fees is higher than that paid by many other investment companies, it is similar to that paid by other continuously-offered closed-end funds. The Investment Adviser is an affiliate of Merrill Lynch Asset
                               Management, L.P. ('MLAM'), which is owned and controlled by Merrill Lynch & Co.,
                               Inc. ('ML & Co.'). The Investment Adviser or MLAM acts as the investment adviser to more than 140 other registered management investment companies. The Investment
                               Adviser also offers portfolio management and portfolio analysis services to individuals and institutions. As of November 30, 1997, the Investment Adviser and
                               MLAM had a total of approximately $273.9 billion in investment company and other portfolio assets under management (approximately $34.1 billion of which were invested in municipal securities), including accounts of certain affiliates of the
                               Investment Adviser. See 'Investment Advisory and Administrative Arrangements.'

THE OFFERING                   The Fund is offering an aggregate of [______] shares of Series A AMPS, at a purchase price of $25,000 per share plus accumulated dividends, if any, from the Date of
                               Original Issue. The shares of AMPS are being offered on a continuing basis by the
                               Fund through Merrill Lynch, who has agreed to use its best efforts to solicit purchasers of the AMPS. See 'Plan of Distribution.'

                               The AMPS will be shares of preferred stock of the Fund that entitle their holders to receive cash dividends at a rate per annum that may vary for the successive
                               Dividend Periods. In general as described below, each Dividend Period will be seven days in length. The Applicable Rate for a particular Dividend Period will be determined by an Auction conducted on the Business Day next preceding the start of such Dividend Period.

                               The Fund's Articles Supplementary establishing the Series A AMPS authorize the Fund to issue additional series of AMPS designated Series B AMPS, Series C AMPS, Series D
                               AMPS and Series E AMPS, which also are referred to herein as 'AMPS.' The Series A
                               AMPS are the only series currently offered and to be issued and outstanding. As of the date of this Prospectus, 1,920 shares of Series A AMPS representing approximately 33% of the Fund's capital are issued and outstanding.

                               Through their Broker-Dealers, Beneficial Owners and Potential Beneficial Owners of
                               shares of AMPS of each series may participate in Auctions therefor, although, except in the case of a Special Dividend Period, Beneficial Owners desiring to continue to hold all of their shares of AMPS regardless of the Applicable Rate resulting from Auctions need not participate. For an explanation of Auctions and the method of determining the Applicable Rate, see 'Description of AMPS--The
                               Auction.'

                               Except as described herein, investors in AMPS will not receive certificates representing ownership of their shares. Ownership of AMPS will be maintained in book entry form by the Securities Depository or its nominee for the account of the investor's Agent Member. The investor's Agent Member, in turn, will maintain records of such investor's beneficial ownership of AMPS. Accordingly, references herein to an investor's investment in or purchase, sale or ownership of AMPS are to purchases, sales or ownership of those shares by Beneficial Owners.

DIVIDENDS AND DIVIDEND         Each Dividend Period for the Series A AMPS will generally consist of seven days (a
  PERIODS                      '7-Day Dividend Period'); provided, however, that prior to any Auction, the Fund may elect, subject to certain limitations described herein, upon giving notice to holders thereof, a Special Dividend Period. A Special Dividend Period is a Dividend
                               Period consisting of a specified number of days (other than seven in the case of
                               Series A AMPS), evenly divisible by seven and not fewer than seven nor more than
                               364 (a 'Short Term Dividend Period') or a Dividend Period consisting of a specified period of one whole year or more but not greater than five years (a 'Long Term
                               Dividend Period'). Dividends on the AMPS offered hereby are cumulative from the
                               Date of Original Issue and are payable when, as and if declared by the Board of
                               Directors of the Fund, out of funds legally

                               available therefor. For Series A AMPS sold by the Fund pursuant to this Prospectus, the Applicable Rate for the next Dividend Period will be set forth in a Prospectus
                               Supplement. Thereafter, in the case of Dividend Periods that are not Special
                               Dividend Periods, dividends will be payable generally on each succeeding Thursday in the case of Series A AMPS, subject to certain exceptions.

                               Dividends for the Series A AMPS will be paid through the Securities Depository (The
                               Depository Trust Company or a successor securities depository) on each Dividend
                               Payment Date for such series. The Securities Depository's normal procedures provide for it to distribute dividends in same-day funds to Agent Members, who are in turn expected to distribute such dividends to the person for whom they are acting as agent in accordance with the instructions of such person. See 'Description of
                               AMPS--Dividends.'

                               For each Dividend Period, the cash dividend rate on the shares of each series of
                               AMPS will be the Applicable Rate for such series that the Auction Agent (IBJ
                               Schroder Bank & Trust Company or any successor) advises the Fund has resulted from an Auction relating to such series. See 'Description of AMPS-- Dividends.' For
                               Series A AMPS sold by the Fund pursuant to this Prospectus, the Applicable Rate will be set forth in a Prospectus Supplement.

                               The Articles Supplementary provide that until the Fund gives a Request for Special
                               Dividend Period and the related Notice of Special Dividend Period with respect to a series of AMPS, only 7-Day Dividend Periods will be applicable to the Series A
                               AMPS. While the Fund does not currently intend to give a Request for Special
                               Dividend Period with respect to the AMPS, it may so elect in the future subject to, and on, the conditions discussed under 'Description of the
                               AMPS--Dividends--Notification of Dividend Period.'

                               A Special Dividend Period will not be effective for a series of the AMPS unless
                               Sufficient Clearing Bids exist at the Auction in respect of such Special Dividend
                               Period. If Sufficient Clearing Bids do not exist at such Auction for a series of the AMPS, the Dividend Period commencing on the Business Day succeeding such
                               Auction will be a 7-Day Dividend Period in the case of Series A AMPS, and the holders of the AMPS of such series outstanding prior to such Auction will be required to continue to hold such shares for such Dividend Period. In addition, the
                               Fund may not give a Notice of Special Dividend Period with respect to a series of
                               AMPS, or if the Fund has given a Notice of Special Dividend Period for a series of
                               AMPS, the Fund will be required to give a Notice of Revocation in respect thereof if (i) either the 1940 Act AMPS Asset Coverage is not satisfied or the Fund fails to maintain S&P Eligible Assets and Moody's Eligible Assets each with an aggregate
                               Discounted Value at least equal to the AMPS Basic Maintenance Amount, in each case on each of the two Valuation Dates immediately preceding the Business Day prior to the related Auction Date for the AMPS, (ii) sufficient funds for the payment of dividends payable on the immediately succeeding Dividend Payment Date have not been irrevocably deposited with the Auction Agent by the close of business on the third
                               Business Day preceding the related Auction Date, or (iii) the Broker-Dealers have given the

                               Fund notice that it is not advisable to hold an Auction in respect of a Special
                               Dividend Period. In such event, the next succeeding Dividend Period will be a 7-Day
                               Dividend Period in the case of Series A AMPS.

ADVANCE NOTICE OF ALLOCATION   Dividends paid by the Fund, to the extent paid from tax-exempt income earned on
  OF TAXABLE INCOME;           municipal obligations, will be exempt from Federal income taxes, subject to the
  INCLUSION OF TAXABLE         possible application of the alternative minimum tax. However, the Fund is required
   INCOME IN DIVIDENDS         to allocate net capital gains and other income subject to regular Federal income taxes, if any, proportionately between shares of Common Stock and shares of AMPS in accordance with the current position of the IRS described herein. The Fund will notify the Auction Agent of the amount of any net capital gains or other taxable income to be included in any dividend on shares of AMPS prior to the Auction establishing the Applicable Rate for such dividend. The Auction Agent in turn will notify each Broker-Dealer whenever it receives any such notice from the Fund, and each Broker-Dealer will notify its Beneficial Owners and Potential Beneficial
                               Owners, as provided in its Broker-Dealer Agreement. In limited circumstances, the
                               Fund also may include such income in a dividend on shares of AMPS without giving advance notice thereof if it increases the dividend by an additional amount to offset the tax effect thereof. The amount of taxable income allocable to shares of
                               AMPS will depend upon the amount of such income realized by the Fund and other factors, but generally is not expected to be significant. See 'Taxes' and
                               'Description of AMPS--The Auction-- Auction Date; Advance Notice of Allocation of
                               Taxable Income; Inclusion of Taxable Income in Dividends.'

ADDITIONAL DIVIDENDS           If the Fund retroactively allocates any net capital gains or other income subject to regular Federal income taxes to shares of AMPS without having given advance notice thereof as described above, which may only happen when such allocation is made as a result of the redemption of all or a portion of the outstanding shares of
                               AMPS or the liquidation of the Fund, the Fund will make certain payments to holders of shares of AMPS to which such allocation was made to offset substantially the tax effect thereof. In no other instances will the Fund be required to make payments to holders of shares of AMPS to offset the tax effect of any reallocation of net capital gains or other taxable income. See 'Description of
                               AMPS--Dividends--Additional Dividends' and 'Taxes.'

DETERMINATION OF MAXIMUM       Except during a Non-Payment Period, the Applicable Rate for any Dividend Period for
  APPLICABLE RATES             shares of AMPS of each series will not be more than the Maximum Applicable Rate applicable to such shares. The Maximum Applicable Rate for shares of AMPS will depend on the credit rating assigned to such shares and on the duration of the
                               Dividend Period. The Maximum Applicable Rate will be the Applicable Percentage of the Reference Rate. The Reference Rate is (i) with respect to any Dividend Period or any Short Term Dividend Period having 28 or fewer days, the higher of the applicable 'AA' Composite Commercial Paper Rate and the Taxable Equivalent of the
                               Short-Term Municipal Bond Rate, (ii) with respect to any Short Term Dividend Period having more than 28 but fewer than 183 days, the applicable 'AA' Composite
                               Commercial Paper Rate,

                               (iii) with respect to any Short Term Dividend Period having 183 or more but fewer than 364 days, the applicable U.S. Treasury Bill Rate and (iv) with respect to any
                               Long Term Dividend Period, the applicable U.S. Treasury Note Rate. The Applicable
                               Percentage will be determined based on (i) the lower of the credit rating or ratings assigned on such date to the AMPS by Moody's Investors Service, Inc.
                               ('Moody's') and Standard & Poor's Ratings Services ('S&P') (or, if Moody's or S&P
                               or both shall not make such rating available, the equivalent of either or both of such ratings by a Substitute Rating Agency or two Substitute Rating Agencies or, in
                               the event that only one such rating shall be available, such rating) and (ii)
                               whether the Fund has provided notification to the Auction Agent prior to the
                               Auction establishing the Applicable Rate for any dividend that net capital gains or other taxable income will be included in such dividend on shares of AMPS as follows:
                                                                           APPLICABLE         APPLICABLE
                                                                          PERCENTAGE OF      PERCENTAGE OF
                                           CREDIT RATINGS                   REFERENCE          REFERENCE
                                -------------------------------------       RATE--NO            RATE--
                                     MOODY'S               S&P            NOTIFICATION       NOTIFICATION
                                -----------------    ----------------    ---------------     -------------
                                 'aa3' or higher      AA- or higher            110%               150%

                                  'a3' to 'a1'           A- to A+              125%               160%

                                'baa3' to 'baa1'       BBB- to BBB+            150%               250%

                                  Below 'baa3'          Below BBB-             200%               275%


                               There is no minimum Applicable Rate in respect of any Dividend Period.

                               The Applicable Rate for any Dividend Period commencing during any Non-Payment
                               Period, and the rate used to calculate the late charge described under 'Description of AMPS--Dividends--Non-Payment Period; Late Charge', initially will be 200% of the
                               Reference Rate (or 275% of such rate if the Fund has provided notification to the
                               Auction Agent prior to the Auction establishing the Applicable Rate for any dividend that net capital gains or other taxable income will be included in such dividend on shares of AMPS).

AUCTION PROCEDURES             Separate Auctions will be conducted for each series of AMPS. As used in the following description of the Auction Procedures, unless the context otherwise requires, 'AMPS' means the series of AMPS subject to the related Auction, and
                               'Beneficial Owners', 'Potential Beneficial Owners', 'Existing Holders' and
                               'Potential Holders' means Beneficial Owners of such series, Potential Beneficial
                               Owners of such series, Existing Holders of such series and Potential Holders of such series, respectively. Unless otherwise permitted by the Fund, Beneficial
                               Owners and Potential Beneficial Owners of AMPS may only participate in Auctions through their Broker-Dealers. Broker-Dealers will submit the Orders of their respective customers who are Beneficial Owners and Potential Beneficial Owners to
                               the Auction Agent, designating themselves as Existing Holders in respect of shares subject to Orders submitted or deemed submitted to them by
                               Beneficial Owners and as Potential Holders in respect of shares subject to Orders submitted to them by Potential Beneficial Owners. On or prior to each Auction Date for the AMPS (the Business Day next preceding the first day of each Dividend
                               Period), each Beneficial Owner may submit Orders to its Broker-Dealer as follows:

                               -- Hold Order--indicating its desire to hold shares of AMPS without regard to the
                                  Applicable Rate for the next Dividend Period for such shares.

                               -- Bid--indicating its desire to hold shares of AMPS, provided that the Applicable
                                  Rate for the next Dividend Period for such shares is not less than the rate per annum specified in such Bid.

                               -- Sell Order--indicating its desire to sell shares of AMPS without regard to the
                                  Applicable Rate for the next Dividend Period for such shares.

                               A Beneficial Owner may submit different types of Orders to its Broker-Dealer with respect to shares of AMPS then held by such Beneficial Owner, provided that the total number of shares of AMPS covered by such Orders does not exceed the number of shares of AMPS held by such Beneficial Owner. If, however, a Beneficial Owner offers through its Broker-Dealer to purchase additional shares of AMPS in such
                               Auction, such Beneficial Owner, for purposes of such offer to purchase additional shares, will be treated as a Potential Beneficial Owner as described below. Bids by
                               Beneficial Owners through their Broker-Dealers with rates per annum higher than the
                               Maximum Applicable Rate will be treated as Sell Orders. A Hold Order (in the case of an Auction relating to a Dividend Period which is not a Special Dividend Period)
                               and a Sell Order (in the case of an Auction relating to a Special Dividend Period)
                               shall be deemed to have been submitted on behalf of a Beneficial Owner if an Order with respect to shares of AMPS then held by such Beneficial Owner is not submitted on behalf of such Beneficial Owner for any reason, including the failure of a
                               Broker-Dealer to submit such Beneficial Owner's Order to the Auction Agent.

                               Potential Beneficial Owners of shares of AMPS may submit Bids through their
                               Broker-Dealers in which they offer to purchase shares of AMPS, provided that the
                               Applicable Rate for the next Dividend Period for such shares is not less than the rate per annum specified in such Bid. A Bid by a Potential Beneficial Owner with a rate per annum higher than the Maximum Applicable Rate will not be considered.

                               Neither the Fund nor the Auction Agent will be responsible for a Broker-Dealer's failure to comply with any of the foregoing.

                               A Broker-Dealer also may hold AMPS for its own account as a Beneficial Owner. A
                               Broker-Dealer thus may submit Orders to the Auction Agent as a Beneficial Owner or a Potential Beneficial Owner and therefore participate in an Auction as an Existing
                               Holder or Potential Holder on behalf of both itself and its customers. An Order placed with the Auction Agent by a Broker-Dealer as an Existing

                               Holder or a Potential Holder as or on behalf of a Beneficial Owner or a Potential
                               Beneficial Owner, as the case may be, will be treated in the same manner as an
                               Order placed with a Broker-Dealer by a Beneficial Owner or a Potential Beneficial
                               Owner. Similarly, any failure by a Broker-Dealer to submit to the Auction Agent an
                               Order in respect of any AMPS held by it or its customers who are Beneficial Owners will be treated in the same manner as a Beneficial Owner's failure to submit to its
                               Broker-Dealer an Order in respect of AMPS held by it, as described above. Inasmuch as a Broker-Dealer participates in an Auction as an Existing Holder or a Potential
                               Holder only to represent the interests of a Beneficial Owner or Potential
                               Beneficial Owner, whether it be its customers or itself, all discussion herein relating to the consequences of an Auction for Existing Holders and Potential
                               Holders also applies to the underlying beneficial ownership interests represented thereby.

                               If Sufficient Clearing Bids exist in an Auction (that is, in general, the number of shares of AMPS subject to Bids by Potential Holders with rates equal to or lower than the Maximum Applicable Rate is at least equal to the number of shares of AMPS subject to Sell Orders by Existing Holders), the Applicable Rate will be the lowest rate per annum specified in the Submitted Bids which, taking into account such rate per annum and all lower rates per annum bid by Existing Holders and Potential
                               Holders, would result in Existing Holders and Potential Holders owning all of the shares of AMPS available for purchase in the Auction. If Sufficient Clearing Bids do not exist, the Dividend Period next following the Auction automatically will be a 7-Day Dividend Period in the case of Series A AMPS, and the Applicable Rate will be the Maximum Applicable Rate, and in such event, Existing Holders that have submitted Sell Orders will not be able to sell in the Auction all, and may not be able to sell any, shares of AMPS subject to such Sell Orders. Thus, under certain circumstances, Existing Holders and the Beneficial Owners they represent may not have liquidity of investment. If all Existing Holders submit (or are deemed to have submitted) Hold Orders in an Auction, the Dividend Period next following the
                               Auction automatically shall be the same length as the immediately preceding
                               Dividend Period, and the Applicable Rate will be 40% of the Reference Rate (as defined under 'Determination of Maximum Applicable Rates' above) in effect on the date of the Auction (or 60% of such rate if the Fund has provided notification to the Auction Agent prior to the Auction establishing the Applicable Rate for any dividend that net capital gains or other taxable income will be included in such dividend on shares of AMPS).

                               The Auction Procedures include a pro rata allocation of shares for purchase and sale, which may result in an Existing Holder selling or holding, or a Potential
                               Holder purchasing, a number of shares of AMPS that is less than the number of shares of AMPS specified in its Order. To the extent the allocation has this result, a Broker-Dealer will be required to make appropriate pro rata allocations among its customers and itself.

                               A Sell Order by an Existing Holder will constitute an irrevocable offer to sell the shares of AMPS subject thereto, and a Bid placed by an Existing Holder also will constitute an irrevocable offer to sell the shares of AMPS subject thereto if the rate per annum specified in the Bid is higher than the Applicable Rate determined in the Auction, in each case at a price per share equal to $25,000. A Bid placed by a Potential Holder will constitute an irrevocable offer to purchase the shares of
                               AMPS subject thereto if the rate per annum specified in such Bid is less than or equal to the Applicable Rate determined in the Auction. Settlement of purchases and sales will be made on the next Business Day (also a Dividend Payment Date) after the Auction Date through the Securities Depository. Purchasers will make payment through their Agent Members in same-day funds to the Securities Depository against delivery by book-entry to their Agent Members. The Securities Depository will make payment to the sellers' Agent Members in accordance with the Securities
                               Depository's normal procedures, which now provide for payment in same-day funds.
                               See 'Description of AMPS--The Auction.'

ASSET MAINTENANCE              Under the Articles Supplementary, the Fund must maintain (i) S&P Eligible Assets and Moody's Eligible Assets each having in the aggregate a Discounted Value at least equal to the AMPS Basic Maintenance Amount and (ii) 1940 Act AMPS Asset
                               Coverage of at least 200%. See 'Description of AMPS--Asset Maintenance.'

                               Based on the composition of its portfolio at October 31, 1997, 1940 Act AMPS Asset
                               Coverage with respect to the shares of Series A AMPS issued and outstanding on that date was approximately 311%. As of the date of this Prospectus, 1940 AMPS Asset
                               Coverage with respect to the shares of Series A AMPS issued and outstanding is approximately 307%.

                               The Discount Factors and guidelines for calculating the Discounted Value of the
                               Fund's portfolio for purposes of determining whether the AMPS Basic Maintenance
                               Amount has been satisfied have been established by Moody's and S&P in connection with the Fund's receipt of ratings on the shares of AMPS on their Date of Original
                               Issue of 'aaa' from Moody's and AAA from S&P. See 'Investment Objective and
                               Policies--Rating Agency Guidelines.'

MANDATORY REDEMPTION           If the AMPS Basic Maintenance Amount or the 1940 Act AMPS Asset Coverage is not
                               maintained or restored as specified herein, shares of AMPS will be subject to mandatory redemption, out of funds legally available therefor, at the Mandatory
                               Redemption Price of $25,000 per share plus an amount equal to dividends thereon
                               (whether or not earned or declared) accumulated but unpaid to the date fixed for redemption. In addition, holders of AMPS may be entitled to receive Additional
                               Dividends in the event of redemption of such AMPS to the extent provided herein.
                               See 'Description of AMPS--Dividends--Additional Dividends.' Any such redemption will be limited to the minimum number of shares of AMPS necessary to restore the
                               AMPS Basic Maintenance Amount or the 1940 Act AMPS Asset Coverage, as the case may
                               be. The Fund's ability to make such a mandatory redemption may be restricted by the provisions of the

                               Investment Company Act of 1940, as amended (the '1940 Act'). See 'Description of
                               AMPS--Redemption--Mandatory Redemption.'

OPTIONAL REDEMPTION            The shares of AMPS of each series are redeemable at the option of the Fund, as a whole or in part, on any Dividend Payment Date (except during the Initial Dividend
                               Period or a Non-Call Period) at the Optional Redemption Price of $25,000 per share, plus an amount equal to dividends thereon (whether or not earned or declared)
                               accumulated but unpaid to the date fixed for redemption plus the premium, if any, resulting from the designation of a Premium Call Period. See 'Description of
                               AMPS--Redemption--Optional Redemption.' In addition, holders of shares of AMPS may be entitled to receive Additional Dividends in the event of redemption of such shares of AMPS to the extent provided herein. See 'Description of
                               AMPS--Dividends--Additional Dividends.'

LIQUIDATION PREFERENCE         The liquidation preference of each share of AMPS will be $25,000, plus an amount equal to accumulated but unpaid dividends (whether or not earned or declared). See
                               'Description of AMPS--Liquidation Rights.' In addition, holders of AMPS may be entitled to receive Additional Dividends in the event of the liquidation of the
                               Fund as provided herein. See 'Description of AMPS-- Dividends--Additional
                               Dividends.'

RATINGS                        It is a condition to their issuance that the AMPS be issued with a rating of 'aaa'
                               from Moody's and AAA from S&P. See 'Investment Objective and Policies-- Rating
                               Agency Guidelines.'

VOTING RIGHTS                  The 1940 Act requires that the holders of AMPS and any other Preferred Stock, voting as a separate class, have the right to elect at least two directors at all times and to elect a majority of the directors at any time when two years'
                               dividends on the AMPS or any other Preferred Stock are unpaid. The holders of AMPS and any other Preferred Stock will vote as a separate class on certain other matters as required under the Fund's Charter and the 1940 Act. See 'Description of
                               AMPS--Voting Rights' and 'Description of Capital Stock--Certain Provisions of the
                               Articles of Incorporation.'





                    RISK FACTORS AND SPECIAL CONSIDERATIONS

     The Fund has registered as a 'non-diversified' investment company so that it will be able to invest more than 5% of its total assets in the obligations of any single issuer, subject to the diversification requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the 'Code'), applicable to the Fund. Since the Fund may invest a relatively high percentage of its assets in the obligations of a limited number of issuers, the Fund may be more susceptible than a more widely-diversified fund to any single economic, political or regulatory occurrence.


     The Fund intends to invest at least 75% of its total assets in municipal obligations that are rated in the investment grade rating categories by S&P, Moody's or Fitch IBCA, Inc. ('Fitch') or, if not rated, are considered to be of comparable quality by the Investment Adviser. Obligations rated in the lowest investment-grade category have certain speculative characteristics. Additionally, the Fund may invest up to 25% of its total assets in municipal obligations that are rated below investment grade or, if not rated, are considered by the Investment Adviser to be of comparable quality. These securities are regarded as predominantly speculative and investments therein entail certain risks. See 'Investment Objective and Policies.' The Fund may invest in certain tax-exempt securities classified as 'private activity bonds' that may subject certain investors in the Fund to the alternative minimum tax. See 'Taxes--General.'



     The following table sets forth the market value, by S&P rating category, of all the obligations held by the Fund at October 31, 1997:



Rated Obligations............................................ 80.20%
AAA: 39.4%; AA: 9.8%; A: 7.8%; BBB: 8.8%; BB: 7.0%; B: 1.3%
     and A1+: 6.1%
Unrated Obligations*.........................................  19.8%


------------------

* Obligations that are not rated by S&P. Such obligations may be rated by nationally recognized statistical rating organizations other than S&P, or may not be rated by any of such organizations. With respect to the percentage of the Fund's assets invested in such securities, the Fund's Investment Adviser believes that, 2.0% are of comparable quality to obligations rated AAA, 2.6% are of comparable quality to obligations rated AA, 6.6% are of comparable quality to obligations rated BBB and 8.6% are of comparable quality to obligations rated BB. This determination is based on the Investment Adviser's own internal evaluation and does not necessarily reflect how such securities would be rated by S&P if it were to rate the securities.



     In order to seek to hedge various portfolio positions or to enhance its return, the Fund may invest in certain instruments that may be characterized as derivatives. These investments include various types of options transactions and futures and options thereon. Such investments also may consist of non-municipal tax-exempt securities and securities the potential investment return on which is based on the change in particular measurements of value or interest rates ('indexed securities'), including securities the potential investment return on which is inversely related to a change in particular measurements of value or interest rates ('inverse securities'). Certain of such investments may be made solely for hedging purposes, not for speculation, and may in some cases require limitations as to the type of permissible counter-party to the transaction. Investments in indexed securities, including inverse securities, subject the Fund to the risks associated with changes in the particular indices, which may include reduced or eliminated interest payments and losses of invested principal. Derivative instruments may have certain characteristics that have a similar effect on the return to Common Stock investors as the leverage transactions discussed under 'Risks and Special Considerations of Leverage;' however, certain derivative investments will not be taken into account for purposes of calculating the percentage of leverage of the Fund's portfolio. For a further discussion of the risks associated with derivative investments, see 'Investment Objective and Policies,' 'Investment Objective and Policies--Other Investment Policies-- Indexed and Inverse Floating Obligations,' '-- Call Rights' and 'Investment Objective and Policies--Options and Futures Transactions.'



     Subject to its investment restrictions, the Fund is authorized to engage in options and futures transactions on exchanges and in the over-the-counter markets ('OTC options') for hedging purposes with certain specified entities meeting the criteria of the Fund. These transactions involve certain risk considerations. These risks include the risk of imperfect correlation in movements in the price of futures contracts and movements in the price of the security that is the subject of the hedge and the inability to close futures transactions under certain conditions. Options transactions involve the potential loss of the opportunity to profit from any price increase in the underlying security above the option exercise price or the potential loss of the premium paid for the option. Because of the anticipated leveraged nature of the Common Stock, hedging transactions will result in a larger impact on the net asset value of the Common Stock than would be the case if the Common Stock were not leveraged. OTC options and assets used to cover OTC options written by the Fund are considered by the staff of the Securities and Exchange Commission to be illiquid. The illiquidity of such options or assets may prevent a successful sale of such options or assets, result in a delay of sale, or reduce the amount of proceeds that might be otherwise realized. See 'Investment Objective and Policies--Options and Futures Transactions.' The Fund intends to apply for ratings of the Preferred Stock from one or more nationally recognized statistical rating organizations. In order to obtain these ratings, the Fund may be required to limit its use of hedging techniques in accordance with the specified guidelines of such rating organizations.



     The Fund's Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Directors and could have the effect of depriving holders of Common Stock an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund. See 'Description of Capital Stock--Certain Provisions of the Articles of Incorporation.'



     For so long as any shares of AMPS are rated by Moody's, the Fund will not buy or sell financial futures contracts, write, purchase or sell call options on financial futures contracts or purchase put options on financial futures contracts or write call options (except covered call options) on portfolio securities unless it receives written confirmation from Moody's that engaging in such transactions would not impair the ratings then assigned to the shares of AMPS by Moody's, except that the Fund may engage in Moody's Hedging Transactions subject to the limitations described herein. For so long as any shares of AMPS are rated by S&P, the Fund will not purchase or sell financial futures contracts, write, purchase or sell options on financial futures contracts or write put options (except covered put options) or call options (except covered call options) on portfolio securities unless it receives written confirmation from S&P that engaging in such transactions will not impair the ratings then assigned to the shares of AMPS by S&P, except that the Fund may engage in S&P Hedging Transactions subject to the limitations described herein. See 'Investment Objective and Policies--Rating Agency Guidelines' and '--Options and Futures Transactions.'


     There are a number of specific factors investors in AMPS should consider.

     -- The credit ratings of the AMPS could be reduced while an investor holds the AMPS.

     -- Neither Broker-Dealers nor the Fund are obligated to purchase shares of AMPS in an Auction or otherwise nor is the Fund required to redeem shares of AMPS in the event of a failed Auction.
     -- If in an Auction for the AMPS Sufficient Clearing Bids do not exist the Applicable Rate will be the Maximum Applicable Rate, and in such event, Beneficial Owners that have submitted Sell Orders will not be able to sell in the Auction all, and may not be able to sell any, shares of AMPS subject to such Sell Orders. Thus, under certain circumstances,

        Beneficial Owners may not have liquidity of investment.

     The Broker-Dealers intend to maintain a secondary trading market in the AMPS outside of Auctions; however, they have no obligation to do so and there can be no assurance that a secondary market for the AMPS will develop or, if it does develop, that it will provide holders with a liquid trading market (i.e., trading will depend on the presence of willing buyers and sellers and the trading price is subject to variables to be determined at the time of the trade by the Broker-Dealers). The AMPS will not be registered on any stock exchange or on the National Association of Securities Dealers Automated Quotation System. An increase in the level of interest rates likely will have an adverse effect on the secondary market price of the AMPS, and a selling shareholder may sell AMPS between Auctions at a price per share of less than $25,000.

                              FINANCIAL HIGHLIGHTS


     The financial information in the table below has been audited in conjunction with the annual audits of the financial statements of the Fund by Deloitte & Touche LLP, independent auditors. Financial statements for the period November 3, 1995 (commencement of operations) to October 31, 1996 and for fiscal year ended October 31, 1997 and the independent auditors' report thereon are set forth herein under 'Financial Statements.'


     The following per share data and ratios have been derived from information provided in the Fund's audited financial statements.


                                                                              FOR THE YEAR          FOR THE PERIOD
                                                                            ENDED OCTOBER 31,    NOVEMBER 3, 1995+ TO
                                                                                  1997             OCTOBER 31, 1996
                                                                            -----------------    --------------------
Increase (Decrease) in Net Asset Value per share of Common Stock:
PER SHARE OPERATING PERFORMANCE:
  Net asset value per share of Common Stock, beginning of period.........       $   10.17              $  10.00
                                                                                 --------               -------
  Investment Income--net.................................................             .75                   .68
  Realized and unrealized gain on investments--net.......................             .70                   .21
                                                                                 --------               -------
  Total from investment operations.......................................            1.45                   .89
                                                                                 --------               -------
  Less dividends to Common Stock shareholders:
    Investment income--net...............................................            (.59)                 (.59)
                                                                                 --------               -------
  Effect of Preferred Stock activity:++
    Dividends to Preferred Stock shareholders:
      Investment income--net.............................................            (.16)                 (.09)
    Capital charge resulting from issuance of Preferred Stock............              --                  (.04)
                                                                                 --------               -------
  Total effect of Preferred Stock activity...............................            (.16)                 (.13)
                                                                                 --------               -------
  Net asset value per share of Common Stock, end of period...............       $   10.87              $  10.17
                                                                                 --------               -------
                                                                                 --------               -------
TOTAL INVESTMENT RETURN:**
  Based on net asset value per share of Common Stock.....................           13.08%                 7.81%#
                                                                                 --------               -------
                                                                                 --------               -------
RATIOS TO AVERAGE NET ASSETS:***
  Expenses, net of reimbursement.........................................             .96%                  .53%*
                                                                                 --------               -------
                                                                                 --------               -------

  Expenses...............................................................            1.28%                 1.26%*
                                                                                 --------               -------
                                                                                 --------               -------
  Investment income--net.................................................            5.01%                 5.40%*
                                                                                 --------               -------
                                                                                 --------               -------
SUPPLEMENTAL DATA:
  Net assets, net of Preferred Stock, end of period (in thousands).......       $ 101,463              $ 83,573
                                                                                 --------               -------
                                                                                 --------               -------
  Preferred Stock outstanding, end of period (in thousands)..............       $  48,000              $ 38,000
                                                                                 --------               -------
                                                                                 --------               -------
  Portfolio turnover.....................................................          144.34%               234.41%
                                                                                 --------               -------
                                                                                 --------               -------
LEVERAGE:
  Asset coverage per $1,000..............................................       $   3,114              $  3,199
                                                                                 --------               -------
                                                                                 --------               -------
DIVIDENDS PER SHARE ON PREFERRED STOCK OUTSTANDING:
  Investment Income--net.................................................       $     897              $    564
                                                                                 --------               -------
                                                                                 --------               -------


------------------
  * Annualized


 ** Total investment returns exclude the effects of the contingent deferred sales charge ('CDSC') per share of Common Stock, if any. The Fund is a continuously offered closed-end fund, the shares of which are offered at net asset value. Therefore, no separate market exists.


*** Do not reflect the effect of dividends to Preferred Stock shareholders.


 +  Commencement of operations.


 ++ The Fund's Preferred Stock initially was issued on March 11, 1996.

  # Aggregate total investment return.

                                    THE FUND



     Merrill Lynch Municipal Strategy Fund, Inc. (the 'Fund') is a continuously offered, non-diversified, closed-end management investment company. The Fund was incorporated under the laws of the State of Maryland on July 13, 1994, and has registered as an investment company under the Investment Company Act of 1940, as amended (the '1940 Act'). The Fund's principal office is located at 800 Scudders Mill Road, Plainsboro, New Jersey 08536, and its telephone number is (609) 282-2800.


     The Fund expects to engage in a continuous offering of its Common Stock at a price equal to the next determined net asset value per share.

                                USE OF PROCEEDS


     Assuming that all shares of Series A AMPS currently registered are sold, it
is estimated that the net proceeds of this offering will be $           .
Offering expenses of $186,000 have been previously paid by the Fund.



     The net proceeds of the offering will be invested in long-term obligations in accordance with the Fund's investment objective and policies during a period estimated not to exceed three months from the offer and sale of such shares of AMPS depending on market conditions and the availability of appropriate securities. Because under normal market conditions, obligations with longer maturities produce higher yields than shorter-term and medium-term obligations, the Investment Adviser believes that the spread inherent in the difference between the short-term and medium-term rates paid by the Fund on the AMPS and the long-term rates received by the Fund will provide holders of the Common Stock with a potentially higher yield. Pending investment in long-term obligations, it is anticipated that the proceeds will be invested in short-term tax-exempt securities. See 'Investment Objective and Policies.'


                                 CAPITALIZATION


     The following table sets forth the capitalization of the Fund as of October 31, 1997.



Shareholders' equity:
Capital Stock (200,000,000 shares authorized)
  Preferred Stock, par value $.10 per share (2,480 shares of Series A AMPS issued and 1,920
     outstanding at $25,000 per share liquidation preference).....................................   $ 48,000,000
  Common Stock, par value $.10 per share (9,333,017 shares issued and outstanding)................        933,302
Capital in excess of par value attributable to Common Stock.......................................     92,775,533
Undistributed investment income--net..............................................................         19,200
Undistributed realized capital gains on investments--net..........................................      1,782,050
Unrealized appreciation on investments--net.......................................................      5,952,734

                                                                                                     ------------
Net assets........................................................................................   $149,462,819
                                                                                                     ------------
                                                                                                     ------------

                       INVESTMENT OBJECTIVE AND POLICIES


     The investment objective of the Fund is to provide shareholders of its Common Stock with as high a level of current income exempt from Federal income taxes as is consistent with its investment policies and prudent investment management. The Fund seeks to achieve its investment objective by investing primarily in a portfolio of long-term, investment grade municipal obligations, the interest on which, in the opinion of bond counsel to the issuer, is exempt from Federal income taxes The investment objective of the Fund is a fundamental policy of the Fund and, therefore, may not be changed without a vote of a majority of the outstanding voting securities of the Fund, as defined below under 'Investment Restrictions.' There can be no assurance that the investment objective of the Fund will be realized. At times the Fund may seek to hedge its portfolio through the use of futures transactions and options to reduce volatility in the net asset value of its shares of Common Stock.



     The Fund, at all times, except during interim and temporary periods as discussed below, will invest at least 80% of its total assets in a portfolio of obligations issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies or instrumentalities paying interest which, in the opinion of bond counsel to the issuer, is exempt from Federal income taxes ('Municipal Bonds'). The Fund, at all times, except during temporary periods, will maintain at least 75% of its total assets in Municipal Bonds that are rated investment grade by a nationally recognized statistical rating organization or, if unrated, are considered to be of comparable quality by the Investment Adviser. Additionally, the Fund may invest up to 25% of its total assets in Municipal Bonds that are rated below investment grade by a nationally recognized statistical rating organization or, are unrated, but considered by the Investment Adviser to be of comparable quality. Such lower quality Municipal Bonds are frequently traded only in markets where the number of potential purchasers and sellers, if any, is very limited. The Fund may invest in certain tax-exempt securities classified as 'private activity bonds' (in general, bonds that benefit non-governmental entities) that may subject certain investors in the Fund to an alternative minimum tax. The Fund will not invest more than 25% of its total assets (taken at market value) in Municipal Bonds whose issuers are located in the same state.



     The Fund also may invest in securities not issued by or on behalf of a state or territory or by an agency or instrumentality thereof, if the Fund nevertheless believes such securities pay interest or dividends that are exempt from Federal income taxation ('Non-Municipal Tax-Exempt Securities'). Non-Municipal Tax-Exempt Securities may include securities issued by other investment companies that invest in Municipal Bonds, to the extent such investments are permitted by the 1940 Act. Other Non-Municipal Tax-Exempt Securities could include trust certificates or other instruments evidencing interests in one or more long-term Municipal Bonds. Certain Non-Municipal Tax-Exempt Securities may be characterized as derivative instruments. Non-Municipal Tax-Exempt Securities will be considered 'Municipal Bonds' for purposes of the Fund's investment objective and policies.



     The investment grade Municipal Bonds in which the Fund will primarily invest are those Municipal Bonds rated at the date of purchase in the four highest rating categories of S&P, Moody's or Fitch or, if unrated, considered to be of comparable quality by the Investment Adviser. In the case of long-term debt, the investment grade rating categories are AAA through BBB for S&P, Aaa through Baa for Moody's and AAA through BBB for Fitch. In the case of short-term notes, the investment grade rating categories are SP-1+ through SP-3 for S&P, MIG-1 through MIG-4 for Moody's and F-1+ through F-3 for Fitch. In the case of tax-exempt commercial paper, the investment grade rating categories are A-1+ through A-3 for S&P, Prime-1 through Prime-3 for Moody's and F-1+ through F-3 for Fitch. Obligations ranked in the fourth highest rating category (BBB, SP-3 and A-3 for S&P; Baa, MIG-4 and Prime-3 for Moody's; and BBB, F-3 and F-3 for Fitch), while considered 'investment grade,' have certain speculative characteristics. There may be sub-categories or gradations indicating relative standing within the rating categories set forth above. See Appendix A to this Prospectus for a description of

S&P's, Moody's and Fitch's ratings of Municipal Bonds. In assessing the quality of Municipal Bonds with respect to the foregoing requirements, the Investment Adviser will take into account the nature of any letters of credit or similar credit enhancement to which particular Municipal Bonds are entitled and the creditworthiness of the financial institution that provided such credit enhancement.



     As noted above, the Fund may invest up to 25% of its assets in Municipal Bonds that are rated below investment grade or, if unrated, are considered to be of comparable quality by the Investment Adviser. These high yield bonds are commonly referred to as 'junk bonds' and are regarded as predominantly speculative as to the issuer's ability to make payments of principal and interest. Consequently, although such bonds can be expected to provide higher yields and be less subject to interest rate fluctuations, they may be subject to greater market price fluctuations and risk of loss of principal than lower yielding, higher rated fixed income securities. Such securities are particularly vulnerable to adverse changes in the issuer's industry and in general economic conditions. Issuers of high yield bonds may be highly leveraged and may not have available to them more traditional methods of financing. The risk of loss due to default by the issuer is significantly greater for the holders of these bonds because such securities may be unsecured and may be subordinated to other creditors of the issuer. In addition, while the high yield bonds in which the Fund may invest normally will not include securities that, at the time of investment, are in default or the issuers of which are in bankruptcy, there can be no assurance that such events will not occur after the Fund purchases a particular security, in which case the Fund may experience losses and incur costs.


     High yield bonds frequently have call or redemption features that permit an issuer to repurchase such bond from the Fund, which may decrease the net investment income to the Fund and dividends to shareholders in the event that the Fund is required to replace a called security with a lower yielding security. The Fund may have difficulty disposing of certain high yield bonds because there may be a thin trading market for such securities. Reduced secondary market liquidity may have an adverse impact on market price and the Fund's ability to dispose of particular issues when necessary to meet the Fund's liquidity needs or in response to a specific economic event such as a deterioration in the creditworthiness of the issuer. In addition, market quotations are generally available on many high yield bond issues only from a limited number of dealers and may not necessarily represent firm bids of such dealers or prices for actual sales.

     Certain Municipal Bonds may be entitled to the benefits of letters of credit or similar credit enhancements issued by financial institutions. In such instances, the Board of Directors and the Investment Adviser will take into account in assessing the quality of such bonds not only the creditworthiness of the issuer of such bonds but also the creditworthiness of the financial institutions.


     The Fund's investments may also include variable rate demand obligations ('VRDOs') and VRDOs in the form of participation interests ('Participating VRDOs') in variable rate tax-exempt obligations held by a financial institution, typically a commercial bank. The VRDOs in which the Fund will invest are tax-exempt obligations in the opinion of counsel to the issuer that contain a floating or variable interest rate adjustment formula and an unconditional right of demand on the part of the holder thereof to receive payment of the unpaid principal balance plus accrued interest on a short notice period not to exceed seven days. Participating VRDOs provide the Fund with a specified undivided interest (up to 100%) in the underlying obligation and the right to demand payment of the unpaid principal balance plus accrued interest on the Participating VRDOs from the financial institution on a specified number of days' notice, not to exceed seven days. There is, however, the possibility that because of default or insolvency, the demand feature of VRDOs or Participating VRDOs may not be honored. The Fund has been advised by its counsel that the Fund should be entitled to treat the income received on Participating VRDOs as interest from tax-exempt obligations.

     The average maturity of the Fund's portfolio securities will vary based upon the Investment Adviser's assessment of economic and market conditions. The net asset value of the shares of common stock of a closed-end investment company, such as the Fund, which invests primarily in fixed-income securities, changes as the general levels of interest rates fluctuate. When interest rates decline, the value of a fixed-income portfolio can be expected to rise. Conversely, when interest rates rise, the value of a fixed-income portfolio can be expected to decline. Prices of longer-term securities generally fluctuate more in response to interest rate changes than do short-term or medium-term securities. These changes in net asset value are likely to be greater in the case of a fund having a leveraged capital structure, such as that used by the Fund. See 'Risks and Special Considerations of Leverage.'


     The Fund intends to invest primarily in long-term Municipal Bonds with a maturity of more than ten years. Also, the Fund may invest in intermediate-term Municipal Bonds with a maturity of between three and ten years. The Fund may invest in short-term, tax-exempt securities, short-term U.S. Government securities, repurchase agreements or cash. Such short-term securities or cash will not exceed 20% of its total assets except during interim periods pending investment of the net proceeds of public offerings of the Fund's securities or in anticipation of the repurchase or redemption of the Fund's securities and temporary periods when, in the opinion of the Investment Adviser, prevailing market or economic conditions warrant. The Fund does not ordinarily intend to realize significant interest income not exempt from Federal income tax.


     The Fund is classified as non-diversified within the meaning of the 1940 Act, which means that the Fund is not limited by such Act in the proportion of its assets that it may invest in securities of a single issuer. However, the Fund's investments will be limited so as to qualify the Fund as a regulated investment company for purposes of the Code. See 'Taxes.' To qualify, among other requirements, the Fund will limit its investments so that, at the close of each quarter of the taxable year, (i) not more than 25% of the market value of the Fund's total assets will be invested in the securities (other than U.S. Government securities) of a single issuer, and (ii) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets will be invested in the securities (other than U.S. Government securities) of a single issuer. A fund that elects to be classified as 'diversified' under the 1940 Act must satisfy the foregoing 5% requirement with respect to 75% of its total assets. To the extent that the Fund assumes large positions in the securities of a small number of issuers, the Fund's yield may fluctuate to a greater extent than that of a diversified company as a result of changes in the financial condition or in the market's assessment of the issuers.


DESCRIPTION OF MUNICIPAL BONDS



     Municipal Bonds include primarily debt obligations issued to obtain funds for various public purposes, including construction and equipping of a wide range of public facilities, refunding of outstanding obligations and obtaining funds for general operating expenses and loans to other public institutions and facilities. In addition, certain types of industrial development bonds are issued by or on behalf of public authorities to finance various privately operated facilities, including certain local facilities for water supply, gas, electricity, sewage or solid waste disposal. For purposes of this Prospectus, such obligations are Municipal Bonds if the interest paid thereon is exempt from Federal income tax, even though such bonds may be industrial development bonds ('IDBs') or 'private activity bonds' as discussed below. Also, for purposes of this Prospectus, Non-Municipal Tax-Exempt Securities as discussed above will be considered Municipal Bonds.



     The two principal classifications of Municipal Bonds are 'general obligation' bonds and 'revenue' or 'special obligation' bonds, which latter category includes IDBs and, for bonds issued after August 15, 1986, private activity bonds. General obligation bonds are secured by the issuer's pledge of faith, credit and taxing power for the payment of principal and interest. The taxing power of any governmental entity may be limited, however, by provisions of state constitutions or laws, and an entity's credit will depend on many factors, including potential erosion of the tax base due to population declines, natural disasters, declines in a state's industrial base or inability to attract new industries, economic limits on the ability to tax without eroding the tax base, state legislative proposals or voter initiatives to limit ad valorem real property taxes, and the extent to which the entity relies on Federal or state aid, access to capital markets or other factors beyond a state's or entity's control. Revenue or special obligation bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source such as from the user of the facility being financed. IDBs are in most cases revenue bonds and generally are not secured by a pledge of the credit or taxing power of the issuer of such bonds. The payment of the principal and interest on such industrial development bonds depends solely on the ability of the user of the facility financed by the bonds to meet its financial obligations and the pledge, if any, of real and personal property so financed as security for such payment. Municipal Bonds also may include 'moral obligation' bonds, which normally are issued by special purpose public authorities. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of such bonds becomes a moral commitment but not a legal obligation of the state or municipality in question.



     The Fund may purchase Municipal Bonds classified as 'private activity bonds' (in general, bonds that benefit non-governmental entities). Interest received on certain tax-exempt securities that are classified as 'private activity bonds' may subject certain investors in the Fund to an alternative minimum tax. See 'Taxes-- General.' There is no limitation on the percentage of the Fund's assets that may be invested in Municipal Bonds that may subject certain investors to an alternative minimum tax. Also included within the general category of Municipal Bonds are participation certificates issued by government authorities or entities to finance the acquisition or construction of equipment, land and/or facilities. The certificates represent participation in a lease, an installment purchase contract or a conditional sales contract (hereinafter collectively referred to as 'lease obligations') relating to such equipment, land or facilities. Although lease obligations do not constitute general obligations of the issuer for which the issuer's unlimited taxing power is pledged, a lease obligation frequently is backed by the issuer's covenant to budget for, appropriate and make the payments due under the lease obligation. However, certain lease obligations contain 'non-appropriation' clauses, which provide that the issuer has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. Although 'non-appropriation' lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. These securities represent a relatively new type of financing that has not yet developed the depth of marketability associated with more conventional securities.



     Federal tax legislation has limited the types and volume of bonds qualifying for a Federal income tax exemption of interest. As a result, this legislation and legislation that may be enacted in the future may affect the availability of Municipal Bonds for investment by the Fund.


OTHER INVESTMENT POLICIES

     The Fund has adopted certain other policies as set forth below:


     Borrowings. The Fund is authorized to borrow money in amounts of up to 5% of the value of its total assets at the time of such borrowings; provided, however, that the Fund is authorized to borrow moneys in amounts of up to 33 1/3% of the value of its total assets at the time of such borrowings to finance the repurchase of its own Common Stock pursuant to tender offers, if any, or otherwise, to redeem or repurchase AMPS or for temporary, extraordinary or emergency purposes. Borrowings by the Fund (commonly known, as with the issuance of preferred stock, as 'leveraging') create an opportunity for greater total return since the Fund will not be required to sell portfolio securities to purchase tendered shares but, at the same time, increase exposure to capital risk. In addition, borrowed funds are subject to interest costs that may offset or exceed the return earned on the borrowed funds. For so long as shares of AMPS are rated by Moody's or S&P, unless it receives written confirmation from S&P or Moody's, as the case may be, that such action would not impair the ratings then assigned to the shares of AMPS by Moody's or S&P, the Fund will not borrow moneys except for the purpose of clearing portfolio securities transactions (which borrowings under any circumstances shall be limited to the lesser of $10 million and an amount equal to 5% of the market value of the Fund's assets at the time of such borrowings and which borrowings shall be repaid within 60 days and not be extended or renewed).



     When-Issued Securities and Delayed Delivery Transactions. The Fund may purchase or sell Municipal Bonds on a delayed delivery basis or on a when-issued basis at fixed purchase or sale terms. These transactions arise when securities are purchased or sold by the Fund with payment and delivery taking place in the future. The purchase will be recorded on the date the Fund enters into the commitment, and the value of the obligation will thereafter be reflected in the calculation of the Fund's net asset value. The value of the obligation on the delivery date may be more or less than its purchase price. A separate account of the Fund will be established with its custodian consisting of cash, cash equivalents or liquid Municipal Bonds having a market value at all times at least equal to the amount of the forward commitment.



     Indexed and Inverse Floating Obligations. The Fund may invest in Municipal Bonds the return on which is based on a particular index of value or interest rates. For example, the Fund may invest in Municipal Bonds that pay interest based on an index of Municipal Bond interest rates. The principal amount payable upon maturity of certain Municipal Bonds also may be based on the value of an index. To the extent the Fund invests in these types of Municipal Bonds, the Fund's return on such Municipal Bonds will be subject to risk with respect to the value of the particular index. Also, the Fund may invest in so-called 'inverse floating obligations' or 'residual interest bonds' on which the interest rates typically vary inversely with a short-term floating rate (which may be reset periodically by a dutch auction, a remarketing agent, or by reference to a short-term tax-exempt interest rate index). The Fund may purchase in the secondary market synthetically-created inverse floating rate bonds evidenced by custodial or trust receipts. Generally, interest rates on inverse floating rate bonds will decrease when short-term rates increase, and will increase when short-term rates decrease. Such securities have the effect of providing a degree of investment leverage, since they may increase or decrease in value in response to changes, as an illustration, in market interest rates at a rate that is a multiple (typically two) of the rate at which fixed-rate, long-term, tax-exempt securities increase or decrease in response to such changes. As a result, the market values of such securities generally will be more volatile than the market values of fixed-rate tax-exempt securities. To seek to limit the volatility of these securities, the Fund may purchase inverse floating obligations with shorter-term maturities or which contain limitations on the extent to which the interest rate may vary. The Investment Adviser believes that indexed and inverse floating obligations represent a flexible portfolio management instrument for the Fund which allows the Investment Adviser to vary the degree of investment leverage relatively efficiently under different market conditions. The Fund will not invest more than 10% of its total assets in inverse floating obligations and residual interest bonds.


     Call Rights. The Fund may purchase a Municipal Bond issuer's right to call all or a portion of such Municipal Bond for mandatory tender for purchase (a 'Call Right'). A holder of a Call Right may exercise such right to require a mandatory tender for the purchase of related Municipal Bonds, subject to certain conditions. A Call Right that is not exercised prior to the maturity of the related Municipal Bond will expire without value. The economic effect of holding both the Call Right and the related Municipal Bond is identical to holding a Municipal Bond as a non-callable security.

     Repurchase Agreements. The Fund may invest in Municipal Bonds and U.S. Government securities pursuant to repurchase agreements. Repurchase agreements may be entered into only with a member bank of the Federal Reserve System or a primary dealer in U.S. Government securities. Under such agreements, the bank or primary dealer agrees, upon entering into the contract, to repurchase the security at a mutually agreed-upon time and price, thereby determining the yield during the term of the agreement. This results in a fixed rate of return insulated from market fluctuations during such period. The Fund may not invest in repurchase agreements maturing in more than seven days if such investments, together with all other illiquid investments, would exceed 15% of the Fund's net assets. In the event of default by the seller under a repurchase agreement, the Fund may suffer time delays and incur costs or possible losses in connection with the disposal of the collateral.



     In general, for Federal income tax purposes, repurchase agreements are treated as collateralized loans secured by the securities 'sold.' Therefore, amounts earned under such agreements will not be considered tax-exempt interest.


RATING AGENCY GUIDELINES

     Certain of the capitalized terms used herein are defined in the Glossary that appears at the end of this Prospectus.


     The Fund intends that, so long as shares of AMPS are outstanding, the composition of its portfolio will reflect guidelines established by Moody's and S&P in connection with the Fund's receipt of a rating for such shares on or prior to their Date of Original Issue of at least 'aaa' from Moody's and AAA from S&P. Moody's and S&P, nationally recognized statistical rating organizations, issue ratings for various securities reflecting the perceived creditworthiness of such securities. The guidelines described below have been developed by Moody's and S&P in connection with issuances of asset-backed and similar securities, including debt obligations and variable rate preferred stock, generally on a case-by-case basis through discussions with the issuers of these securities. The guidelines are designed to ensure that assets underlying outstanding debt or preferred stock will be varied sufficiently and will be of sufficient quality and amount to justify investment-grade ratings. The guidelines do not have the force of law but have been adopted by the Fund in order to satisfy current requirements necessary for Moody's and S&P to issue the above-described ratings for shares of AMPS, which ratings generally are relied upon by institutional investors in purchasing such securities. The guidelines provide a set of tests for portfolio composition and asset coverage that supplement (and in some cases are more restrictive than) the applicable requirements under the 1940 Act. See 'Description of AMPS--Asset Maintenance.'


     The Fund intends to maintain a Discounted Value for its portfolio at least equal to the AMPS Basic Maintenance Amount. Moody's and S&P each has established separate guidelines for determining Discounted Value. To the extent any particular portfolio holding does not satisfy the applicable rating agency's guidelines, all or a portion of such holding's value will not be included in the calculation of Discounted Value (as defined by such rating agency). The Moody's and S&P guidelines do not impose any limitations on the percentage of Fund assets that may be invested in holdings not eligible for inclusion in the calculation of the Discounted Value of the Fund's portfolio.


     Upon any failure to maintain the required Discounted Value, the Fund will seek to alter the composition of its portfolio to reattain a Discounted Value at least equal to the AMPS Basic Maintenance Amount on or prior to the AMPS Basic Maintenance Cure Date, thereby incurring additional transaction costs and possible losses and/or gains on dispositions of portfolio securities. To the extent any such failure is not cured in a timely manner, shares of AMPS will be subject to redemption. See 'Description of AMPS--Asset Maintenance' and 'Description of AMPS--Redemption.' The AMPS Basic Maintenance Amount includes the sum of (i) the aggregate liquidation value of AMPS then outstanding and (ii) certain accrued and projected payment obligations of the Fund. See 'Description of AMPS--Asset Maintenance.'


     The Fund may, but is not required to, adopt any modifications to these guidelines that hereafter may be established by Moody's or S&P. Failure to adopt any such modifications, however, may result in a change in the ratings described above or a withdrawal of ratings altogether. In addition, any rating agency providing a rating for the shares of AMPS, at any time, may change or withdraw any such rating. As set forth in the Articles Supplementary, the Board of Directors, without shareholder approval, may modify certain definitions or restrictions which have been adopted by the Fund pursuant to the rating agency guidelines, provided the Board of Directors has obtained written confirmation from Moody's and S&P that any such change would not impair the ratings then assigned by Moody's and S&P to the AMPS.

     As recently described by Moody's and S&P, a preferred stock rating is an assessment of the capacity and willingness of an issuer to pay preferred stock obligations. The ratings on the AMPS are not recommendations to purchase, hold or sell shares of AMPS, inasmuch as the ratings do not comment as to market price or suitability for a particular investor, nor do the rating agency guidelines described above address the likelihood that a holder of shares of AMPS will be able to sell such shares in an Auction. The ratings are based on current information furnished to Moody's and S&P by the Fund and the Investment Adviser and information obtained from other sources. The ratings may be changed, suspended or withdrawn as a result of changes in, or the unavailability of, such information. The Common Stock has not been rated by a nationally recognized statistical rating organization.

     S&P AAA Rating Guidelines. The Discounted Value of the Fund's S&P Eligible Assets is calculated on each Valuation Date. See 'Description of AMPS--Asset Maintenance--AMPS Basic Maintenance Amount'. S&P Eligible Assets include cash, Receivables for Municipal Bonds Sold (as defined below) and Municipal Bonds eligible for consideration under S&P's current guidelines. For purposes of calculating the Discounted Value of the Fund's portfolio under current S&P guidelines, the fair market value of Municipal Bonds eligible for consideration under such guidelines must be discounted by the applicable S&P Discount Factor set forth in the table below. The Discounted Value of a Municipal Bond eligible for consideration under S&P guidelines is the fair market value thereof divided by the S&P Discount Factor. The S&P Discount Factor used to discount a particular Municipal Bond will be determined by reference to (a) the rating by S&P or Moody's on such Municipal Bond and (b) the S&P Exposure Period. The S&P Exposure Period is the maximum period of time following a Valuation Date, including the Valuation Date and the AMPS Basic Maintenance Cure Date, that the Fund has to cure any failure to maintain, as of such Valuation Date, a Discounted Value for its portfolio at least equal to the AMPS Basic Maintenance Amount.

     S&P Discount Factors applicable to Municipal Bonds for a range of S&P Exposure Periods are set forth below:

                                                                                S&P DISCOUNT FACTORS
                                                                                  RATING CATEGORY
                                                                              ------------------------
EXPOSURE PERIOD                                                               AAA    AA      A     BB
---------------------------------------------------------------------------   ---    ---    ---    ---
40 Business Days...........................................................   190%   195%   210%   250%
22 Business Days...........................................................   170    175    190    230
10 Business Days...........................................................   155    160    175    215
 7 Business Days...........................................................   150    155    170    210
 3 Business Days...........................................................   130    135    150    190

     Since the S&P Exposure Period currently applicable to the Fund is seven Business Days, the S&P Discount Factors currently applicable to Municipal Bonds eligible for consideration under S&P guidelines will be determined by reference to the factors set forth opposite the exposure period line entitled '7 Business Days.' Notwithstanding the foregoing, (i) the S&P Discount Factor for short-term Municipal Bonds will be 115%, so long as such Municipal Bonds are rated A-1+ or SP-1+ by S&P and mature or have a demand feature exercisable in 30 days or less, or 125% if such Municipal Bonds are not rated by S&P but are rated VMIG-1, P-1 or MIG-1 by Moody's; provided, however, such short-term Municipal Bonds rated by Moody's but not rated by S&P having a demand feature exercisable in 30 days or less must be backed by a letter of credit, liquidity facility or guarantee from a bank or other financial institution having a short-term rating of at least A-1+ from S&P; and further provided that such short-term Municipal Bonds rated by Moody's but not rated by S&P may comprise no more than 50% of short-term Municipal Bonds that qualify as S&P Eligible Assets and (ii) no S&P Discount Factor will be applied to cash or to Receivables for Municipal Bonds Sold. 'Receivables for Municipal Bonds Sold', for purposes of calculating S&P Eligible Assets as of any Valuation Date, means the book value of receivables for Municipal Bonds sold as of or prior to such Valuation Date if such receivables are due within five Business Days of such Valuation Date. The Fund may adopt S&P Discount Factors for Municipal Bonds other than Municipal Bonds provided that S&P advises the Fund in writing that such action will not adversely affect its then current rating on the AMPS. Also, for purposes of the foregoing, Anticipation Notes rated SP-1+ or, if not rated by S&P, rated VMIG-1 by Moody's, which do not mature or have a demand feature exercisable in 30 days and which do not have a long-term rating, shall be considered to be short-term Municipal Bonds.


     The S&P guidelines require certain minimum issue size and geographical diversification and impose other requirements for purposes of determining S&P Eligible Assets. In order to be considered S&P Eligible Assets, Municipal Bonds must:

          (i) Be interest bearing and pay interest at least semi-annually;

          (ii) Be payable with respect to principal and interest in U.S.
     dollars;

          (iii) Be publicly rated BBB or higher by S&P or, except in the case of Anticipation Notes that are grant anticipation notes or bond anticipation notes which must be rated by S&P to be included in S&P Eligible Assets, if not rated by S&P but rated by Moody's, be rated at least A by Moody's (provided that such Moody's-rated Municipal Bonds will be included in S&P Eligible Assets only to the extent the fair market value of such Municipal Bonds does not exceed 50% of the aggregate fair market value of the S&P Eligible Assets. For purposes of determining the S&P Discount Factors applicable to any such Moody's-rated Municipal Bonds, such Municipal Bonds will be deemed to have an S&P rating which is one full rating category lower than its Moody's rating);


          (iv) Not be subject to a covered call or covered put option written by the Fund;

          (v) Not be part of a private placement of Municipal Bonds; and

          (vi) Be part of an issue with an original issue size of at least $20 million or, if of an issue with an original issue size below $20 million (but in no event below $10 million), be issued by an issuer with a total of at least $50 million of securities outstanding.

     Notwithstanding the foregoing:

          (i) Municipal Bonds of any one issuer or guarantor (excluding bond insurers) will be considered S&P Eligible Assets only to the extent the fair market value of such Bonds does not exceed 10% of the aggregate fair market value of the S&P Eligible Assets, provided that 2% is added to the applicable S&P Discount

     Factor for every 1% by which the fair market value of such Municipal Bonds exceeds 5% of the aggregate fair market value of the S&P Eligible Assets;

          (ii) Municipal Bonds guaranteed or insured by any one bond insurer will be considered S&P Eligible Assets only to the extent the fair market value of such Municipal Bonds does not exceed 25% of the aggregate fair market value of the S&P Eligible Assets; and

          (iii) Municipal Bonds issued by issuers in any one state or territory will be considered S&P Eligible Assets only to the extent the fair market value of such Municipal Bonds does not exceed 20% of the aggregate fair market value of S&P Eligible Assets.

        The Fund may include Municipal Bonds as S&P Eligible Assets pursuant to guidelines and restrictions to be established by S&P, provided that S&P advises the Fund in writing that such action will not adversely affect its then current rating on the AMPS.

     As discussed above, the Fund may engage in options or futures transactions. For so long as any shares of AMPS are rated by S&P, the Fund will not purchase or sell financial futures contracts, write, purchase or sell options on financial futures contracts or write put options (except covered put options) or call options (except covered call options) on portfolio securities unless it receives written confirmation from S&P that engaging in such transactions will not impair the ratings then assigned to the shares of AMPS by S&P, except that the Fund may purchase or sell financial futures contracts based on the Bond Buyer Municipal Bond Index (the 'Municipal Index') or United States Treasury Bonds or Notes ('Treasury Bonds') and write, purchase or sell put and call options on such contracts (collectively 'S&P Hedging Transactions'), subject to the following limitations:

          (i) the Fund will not engage in any S&P Hedging Transaction based on the Municipal Index (other than transactions which terminate a financial futures contract or option held by the Fund by the Fund's taking an opposite position thereto ('Closing Transactions')), which would cause the Fund at the time of such transaction to own or have sold the least of (A) more than 1,000 outstanding financial futures contracts based on the Municipal Index, (B) outstanding financial futures contracts based on the Municipal Index exceeding in number 25% of the quotient of the fair market value of the Fund's total assets divided by $100,000 or (C) outstanding financial futures contracts based on the Municipal Index exceeding in number 10% of the average number of daily traded financial futures contracts based on the Municipal Index in the 30 days preceding the time of effecting such transaction as reported by The Wall Street Journal;

          (ii) the Fund will not engage in any S&P Hedging Transaction based on Treasury Bonds (other than Closing Transactions) which would cause the Fund at the time of such transaction to own or have sold the lesser of (A) outstanding financial futures contracts based on Treasury Bonds and on the Municipal Index exceeding in number 25% of the quotient of the fair market value of the Fund's total assets divided by $100,000 or (B) outstanding financial futures contracts based on Treasury Bonds exceeding in number 10% of the average number of daily traded financial futures contracts based on Treasury Bonds in the 30 days preceding the time of effecting such transaction as reported by The Wall Street Journal;

          (iii) the Fund will engage in Closing Transactions to close out any outstanding financial futures contract which the Fund owns or has sold or any outstanding option thereon owned by the Fund in the event (A) the Fund does not have S&P Eligible Assets with an aggregate Discounted Value equal to or greater than the AMPS Basic Maintenance Amount on two consecutive Valuation Dates and (B) the Fund is required to pay Variation Margin on the second such Valuation Date;

          (iv) the Fund will engage in a Closing Transaction to close out any outstanding financial futures contract or option thereon in the month prior to the delivery month under the terms of such financial futures contract or option thereon unless the Fund holds the securities deliverable under such terms; and

          (v) when the Fund writes a financial futures contract or an option thereon, it will either maintain an amount of cash, cash equivalents or short-term, fixed-income securities in a segregated account with the Fund's custodian, so that the amount so segregated plus the amount of Initial Margin and Variation Margin held in the account of or on behalf of the Fund's broker with respect to such financial futures contract or option equals the fair market value of the financial futures contract or option, or, in the event the Fund writes a financial futures contract or option thereon which requires delivery of an underlying security, it shall hold such underlying security in its portfolio.

     For purposes of determining whether the Fund has S&P Eligible Assets with a

Discounted Value that equals or exceeds the AMPS Basic Maintenance Amount, the Discounted Value of cash or securities held for the payment of Initial Margin or Variation Margin shall be zero and the aggregate Discounted Value of S&P Eligible Assets shall be reduced by an amount equal to (i) 30% of the aggregate settlement value, as marked to market, of any outstanding financial futures contracts based on the Municipal Index which are owned by the Fund plus (ii) 25% of the aggregate settlement value, as marked to market, of any outstanding financial futures contracts based on Treasury Bonds which contracts are owned by the Fund.


     Moody's 'aaa' Rating Guidelines. The Discounted Value of the Fund's Moody's Eligible Assets is calculated on each Valuation Date. See 'Description of AMPS--Asset Maintenance--AMPS Basic Maintenance Amount.' Moody's Eligible Assets include cash, Receivables for Municipal Bonds (as defined below), and Municipal Bonds eligible for consideration under Moody's guidelines. For purposes of calculating the Discounted Value of the Fund's portfolio under current Moody's guidelines, the fair market value of Municipal Bonds eligible for consideration under such guidelines must be discounted by the applicable Moody's Discount Factor set forth in the table below. The Discounted Value of a Municipal Bond eligible for consideration under Moody's guidelines is the lower of par and the quotient of the fair market value thereof divided by the Moody's Discount Factor. The Moody's Discount Factor used to discount a particular Municipal Bond will be determined by reference to (a) the rating by Moody's or S&P on such Municipal Bond and (b) the Moody's Exposure Period. Moody's Discount Factors for a range of Moody's Exposure Periods are set forth below:


                                                                    MOODY'S DISCOUNT FACTORS RATING CATEGORY
                                                        ----------------------------------------------------------------
MOODY'S EXPOSURE PERIOD                                 AAA(1)   AA(1)   A(1)   BAA(1)   OTHER(2)   VMIG-1(3)   SP-1+(3)
------------------------------------------------------- ------   -----   ----   ------   --------   ---------   --------
7 weeks or less........................................   151%    159%   168 %    202%      229%       136%        148%
8 weeks or less but greater than seven weeks...........   154     164    173      205       235        137         149
9 weeks or less but greater than eight weeks...........   158     169    179      209       242        138         150

------------------
(1) Moody's rating.
(2) Municipal Bonds not rated by Moody's but rated BBB-, BBB or BBB+ by S&P.
(3) Municipal Bonds rated MIG-1, VMIG-1 or P-1 or, if not rated by Moody's, rated SP-1+ or A-1+ by S&P which do not mature or have a demand feature at par exercisable within the Moody's Exposure Period and which do not have a long-term rating. For the purposes of the definition of Moody's Eligible Assets, these securities will have an assumed rating of A by Moody's.


     Since the Moody's Exposure Period currently is 49 days, the Moody's Discount Factors currently applicable to Municipal Bonds eligible for consideration under Moody's guidelines will be determined by reference to the factors set forth opposite the exposure period line entitled '7 weeks or less.'

Notwithstanding the foregoing,

(i) no Moody's Discount Factor will be applied to short-term Municipal Bonds so long as such Municipal Bonds are rated at least MIG-1, VMIG-1 or P-1 by Moody's and mature or have a demand feature at par exercisable within the Moody's Exposure Period, and the Moody's Discount Factor for such Municipal Bonds will be 125% if such Municipal Bonds are not rated by Moody's but are rated A-1+, SP-1+ or AA by S&P and mature or have a demand feature at par exercisable within the Moody's Exposure Period, and (ii) no Moody's Discount Factor will be applied to cash or to Receivables for Municipal Bonds Sold. 'Receivables for Municipal Bonds Sold', for purposes of calculating Moody's Eligible Assets as of any Valuation Date, means no more than the aggregate of the following: (i) the book value of receivables for Municipal Bonds sold as of or prior to such Valuation Date if such receivables are due within five Business Days of such Valuation Date, and if the trades which generated such receivables are (A) settled through clearing house firms with respect to which the Fund has received prior written authorization from Moody's or (B) with counterparties having a Moody's long-term debt rating of at least Baa3; and (ii) the Moody's Discounted Value of Municipal Bonds sold as of or prior to such Valuation Date which generated receivables, if such receivables are due within five Business Days of such Valuation Date but do not comply with either of conditions (A) or (B) of the preceding clause (i).

     The Moody's guidelines impose certain requirements as to minimum issue size, issuer diversification and geographical concentration, as well as other requirements for purposes of determining whether Municipal Bonds constitute Moody's Eligible Assets, as set forth in the table below:

                                                                                                MAXIMUM STATE
                                                              MINIMUM ISSUE      MAXIMUM        OR TERRITORY
                                                                 SIZE ($        UNDERLYING      CONCENTRATION
RATING                                                          MILLIONS)     OBLIGOR (%)(1)      (%)(1)(3)
-----------------------------------------------------------   -------------   --------------    -------------
Aaa........................................................        10               100              100
Aa.........................................................        10                20               60
A..........................................................        10                10               40
Baa........................................................        10                 6               20
Other (2)..................................................        10                 4               12

------------------
(1) The referenced percentages represent maximum cumulative totals for the related rating category and each lower rating category.
(2) Municipal Bonds not rated by Moody's but rated BBB-, BBB or BBB+ by S&P.
(3) Territorial bonds (other than those issued by Puerto Rico and counted collectively) are each limited to 10% of Moody's Eligible Assets. For diversification purposes, Puerto Rico will be treated as a state.


     For purposes of the maximum underlying obligor requirement described above, any such Municipal Bond backed by the guaranty, letter of credit or insurance issued by a third party will be deemed to be issued by such third party if the issuance of such third party credit is the sole determinant of the rating on such Municipal Bond.

     Current Moody's guidelines also require that Municipal Bonds constituting Moody's Eligible Assets pay interest in cash, be publicly rated Baa or higher by Moody's or, if not rated by Moody's but rated by S&P, that they be rated at least BBB- by S&P, not have suspended ratings by Moody's and be part of an issue of Municipal Bonds of at least $10,000,000. For purposes of determining the Moody's Discount Factors applicable to any such S&P-rated Municipal Bonds, such Municipal Bonds (excluding any short-term Municipal Bonds) will be deemed to have a Moody's rating which is one full rating category lower than its S&P rating. When the Fund sells a Municipal Bond and agrees to repurchase it at a future date, the Discounted Value of such Municipal Bond will constitute a Moody's Eligible Asset and the amount the Fund is required to pay upon repurchase of such bond will count as a liability for purposes of calculating the AMPS Basic Maintenance Amount. When the Fund purchases a Municipal Bond and agrees to sell it at a future date to another party, cash receivable by the Fund thereby will constitute a Moody's Eligible Asset if the long-term debt of such other party is rated at least A2 by Moody's and such agreement has a term of 30 days or less; otherwise the Discounted Value of such Municipal Bond will constitute a Moody's Eligible Asset.

     Notwithstanding the foregoing, an asset will not be considered a Moody's Eligible Asset if it is (i) held in a margin account, (ii) subject to any material lien, mortgage, pledge, security interest or security agreement of any kind, (iii) held for the purchase of a security pursuant to a Forward Commitment or (iv) irrevocably deposited by the Fund for the payment of dividends or redemption.

     For so long as shares of AMPS are rated by Moody's, in managing the Fund's portfolio, the Investment Adviser will not alter the composition of the Fund's portfolio if, in the reasonable belief of the Investment Adviser, the effect of any such alteration would be to cause the Fund to have Moody's Eligible Assets with an aggregate Discounted Value, as of the immediately preceding Valuation Date, less than the AMPS Basic Maintenance Amount as of such Valuation Date; provided, however, that in the event that, as of the immediately preceding Valuation Date, the aggregate Discounted Value of Moody's Eligible Assets exceeded the AMPS Basic Maintenance Amount by five percent or less, the Investment Adviser will not alter the composition of the Fund's portfolio in a manner reasonably expected to reduce the aggregate Discounted Value of Moody's Eligible Assets unless the Fund shall have confirmed that, after giving effect to such alteration, the aggregate Discounted Value of Moody's Eligible Assets would exceed the AMPS Basic Maintenance Amount.


     For so long as any shares of AMPS are rated by Moody's, the Fund will not buy or sell financial futures contracts, write, purchase or sell call options on financial futures contracts or purchase put options on financial futures contracts or write call options (except covered call options) on portfolio securities unless it receives written confirmation from Moody's that engaging in such transactions would not impair the ratings then assigned to the shares of AMPS by Moody's, except that the Fund may purchase or sell exchange-traded financial futures contracts based on the Municipal Index or Treasury Bonds and purchase, write or sell exchange-traded put options on such financial futures contracts and purchase, write or sell exchange-traded call options on such financial futures contracts (collectively 'Moody's Hedging Transactions'), subject to the following limitations:

          (i) the Fund will not engage in any Moody's Hedging Transaction based on the Municipal Index (other than Closing Transactions) which would cause the Fund at the time of such transaction to own or have sold (A) outstanding financial futures contracts based on the Municipal Index exceeding in number 10% of the average number of daily traded financial futures contracts based on the Municipal Index in the 30 days preceding the time of effecting such transaction as reported by The Wall Street Journal or (B) outstanding financial futures contracts based on the Municipal Index having a fair market value exceeding the fair market value of all Municipal Bonds constituting Moody's Eligible Assets owned by the Fund (other than Moody's Eligible Assets already subject to a Moody's Hedging Transaction);

          (ii) the Fund will not engage in any Moody's Hedging Transaction based on Treasury Bonds (other than Closing Transactions) which would cause the Fund at the time of such transaction to own or have sold (A) outstanding financial futures contracts based on Treasury Bonds having an aggregate fair market value exceeding 40% of the aggregate fair market value of Moody's Eligible Assets owned by the Fund and rated Aa by Moody's (or, if not rated by Moody's but rated by S&P, rated AAA by S&P) or (B) outstanding financial futures contracts based on Treasury Bonds having an aggregate fair market value exceeding 80% of the aggregate fair market value of all Municipal Bonds constituting Moody's Eligible Assets owned by the Fund (other than Moody's Eligible Assets already subject to a Moody's Hedging Transaction) and rated

     Baa or A by Moody's (or, if not rated by Moody's but rated by S&P, rated A or AA by S&P) (for purposes of the foregoing clauses (i) and (ii), the Fund shall be deemed to own the number of financial futures contracts that underlie any outstanding options written by the Fund);

          (iii) the Fund will engage in Closing Transactions to close out any outstanding financial futures contract based on the Municipal Index if the amount of open interest in the Municipal Index as reported by The Wall Street Journal is less than 5,000;

          (iv) the Fund will engage in a Closing Transaction to close out any outstanding financial futures contract by no later than the fifth Business

     Day of the month in which such contract expires and will engage in a Closing Transaction to close out any outstanding option on a financial futures contract by no later than the first Business Day of the month in which such option expires;

          (v) the Fund will engage in Moody's Hedging Transactions only with respect to financial futures contracts or options thereon having the next settlement date or the settlement date immediately thereafter;

          (vi) the Fund will not engage in options and futures transactions for leveraging or speculative purposes and will not write any call options or sell any financial futures contracts for the purpose of hedging the anticipated purchase of an asset prior to completion of such purchase; and

          (vii) the Fund will not enter into an option or futures transaction unless, after giving effect thereto, the Fund would continue to have Moody's Eligible Assets with an aggregate Discounted Value equal to or greater than the AMPS Basic Maintenance Amount.

     For purposes of determining whether the Fund has Moody's Eligible Assets with an aggregate Discounted Value that equals or exceeds the AMPS Basic Maintenance Amount, the Discounted Value of Moody's Eligible Assets which the Fund is obligated to deliver or receive pursuant to an outstanding futures contract or option shall be as follows: (i) assets subject to call options written by the Fund which are either exchange-traded and 'readily reversible' or which expire within 49 days after the date as of which such valuation is made shall be valued at the lesser of (A) Discounted Value and (B) the exercise price of the call option written by the Fund; (ii) assets subject to call options written by the Fund not meeting the requirements of clause (i) of this sentence shall have no value; (iii) assets subject to put options written by the Fund shall be valued at the lesser of (A) the exercise price and (B) the Discounted Value of the subject security; (iv) futures contracts shall be valued at the lesser of (A) settlement price and (B) the Discounted Value of the subject security, provided that, if a contract matures within 49 days after the date as of which such valuation is made, where the Fund is the seller the contract may be valued at the settlement price and where the Fund is the buyer the contract may be valued at the Discounted Value of the subject securities; and (v) where delivery may be made to the Fund with any security of a class of securities, the Fund shall assume that it will take delivery of the security with the lowest Discounted Value.

     For purposes of determining whether the Fund has Moody's Eligible Assets with an aggregate Discounted Value that equals or exceeds the AMPS Basic Maintenance Amount, the following amounts shall be subtracted from the aggregate Discounted Value of the Moody's Eligible Assets held by the Fund: (i) 10% of the exercise price of a written call option; (ii) the exercise price of any written put option; (iii) where the Fund is the seller under a financial futures contract, 10% of the settlement price of the financial futures contract; (iv) where the Fund is the purchaser under a financial futures contract, the settlement price of assets purchased under such financial futures contract; (v) the settlement price of the underlying financial futures contract if the Fund writes put options on a financial futures contract; and (vi) 105% of the fair market value of the underlying financial futures contracts if the Fund writes call options on a financial futures contract and does not own the underlying contract.

     For so long as any shares of AMPS are rated by Moody's, the Fund will not enter into any contract to purchase securities for a fixed price at a future date beyond customary settlement time (other than such contracts that constitute Moody's Hedging Transactions), except that the Fund may enter into such contracts to purchase newly-issued securities on the date such securities are issued ('Forward Commitments'), subject to the following limitations:

          (i) the Fund will maintain in a segregated account with its custodian cash, cash equivalents or short-term, fixed-income securities rated P-1, MIG-1 or VMIG-1 by Moody's and maturing prior to the date of the Forward Commitment with a fair market value that equals or exceeds the amount of the Fund's obligations under any Forward Commitments to which it is from time to time a party or long-term, fixed income securities with a Discounted Value that equals or exceeds the amount of the Fund's obligations under any Forward Commitment to which it is from time to time a party, and

          (ii) the Fund will not enter into a Forward Commitment unless, after giving effect thereto, the Fund would continue to have Moody's Eligible Assets with an aggregate Discounted Value equal to or greater than the AMPS Basic Maintenance Amount.

     For purposes of determining whether the Fund has Moody's Eligible Assets with an aggregate Discounted Value that equals or exceeds the AMPS Basic Maintenance Amount, the Discounted Value of all Forward Commitments to which the Fund is a party and of all securities deliverable to the Fund pursuant to such Forward Commitments shall be zero.

                            ------------------------

     For so long as shares of AMPS are rated by S&P or Moody's, the Fund, unless it has received written confirmation from S&P and/or Moody's, as the case may be, that such action would not impair the ratings then assigned to the AMPS by S&P and/or Moody's, as the case may be, will not (i) borrow money except for the purpose of clearing transactions in portfolio securities (which borrowings under any circumstances shall be limited to the lesser of $10 million and an amount equal to 5% of the fair market value of the Fund's assets at the time of such borrowings and which borrowings shall be repaid within 60 days and not be extended or renewed and shall not cause the aggregate Discounted Value of Moody's Eligible Assets and S&P Eligible Assets to be less than the AMPS Basic Maintenance Amount), (ii) engage in short sales of securities, (iii) lend any securities, (iv) issue any class or series of stock ranking prior to or on a parity with the AMPS with respect to the payment of dividends or the distribution of assets upon dissolution, liquidation or winding up of the Fund,
(v) reissue any AMPS previously purchased or redeemed by the Fund, (vi) merge or consolidate into or with any other corporation or entity, (vii) change the Fund's pricing service or (viii) engage in reverse repurchase agreements.

Furthermore, for so long as the shares of AMPS are rated by S&P and Moody's, at the time the Fund accepts shares of Common Stock for repurchase in a tender offer, it shall have Deposit Securities maturing, or the irrevocable sale of which are due for settlement with a counterparty rated A-1 or better in the case of S&P and P-1 or better in the case of Moody's, within three Business Days of such date of acceptance in an amount at least equal to the shares of Common Stock accepted for repurchase in such tender offer; otherwise, the Fund will not accept such shares for repurchase. Also, for so long as the shares of AMPS are rated by S&P and Moody's, the Fund will provide, within five Business Days after the end of each calendar month, a report to S&P and Moody's as to the number and dollar amount of shares of Common Stock sold including shares sold pursuant to reinvestment of dividends and the number, dollar amount and repurchase price of shares of Common Stock repurchased pursuant to a tender offer. Such report also shall provide the names of any counterparties to which

Deposit Securities were sold in conjunction with the satisfaction of the requirement of having Deposit Securities when the Fund accepts shares of Common Stock in a tender offer as set forth above. For so long as the shares of AMPS are rated by S&P and Moody's, the Fund will provide notice to S&P and Moody's of the cancellation of any tender offers for its Common Stock within three Business Days of such cancellation.

OPTIONS AND FUTURES TRANSACTIONS


     The Fund may hedge all or a portion of its portfolio investments against fluctuations in interest rates through the use of options and certain financial futures contracts. While the Fund's use of hedging strategies is intended to reduce the volatility of the net asset value of Common Stock, the net asset value of the Common Stock will fluctuate. There can be no assurance that the Fund's hedging transactions will be effective. For so long as the AMPS are rated by Moody's and S&P, the Fund's use of options and financial futures contracts will be subject to the limitations described under 'Investment Objective and Policies--Rating Agency Guidelines.' Furthermore, the Fund will engage in hedging activities from time to time and may not necessarily be engaging in hedging activities when movements in interest rates occur.



     Certain Federal income tax requirements may limit the Fund's ability to engage in hedging transactions. Gains derived from transactions in options and futures contracts which are distributed to shareholders will be taxable as ordinary income or, in certain circumstances, as long-term capital gains to shareholders. See 'Taxes-- Tax Treatment of Options and Futures Transactions.' In addition, in order to obtain ratings of the Preferred Stock from one or more nationally recognized statistical rating organizations, the Fund may be required to limit its use of hedging techniques in accordance with the specified guidelines of such rating organizations.



     The following is a description of the options and futures transactions in which the Fund may engage, limitations on the use of such transactions and risks associated therewith. The investment policies with respect to the hedging transactions of the Fund are not fundamental policies and may be modified by the Board of Directors of the Fund without the approval of the Fund's shareholders.

     Writing Covered Call Options. The Fund may write (i.e., sell) covered call options with respect to Municipal Bonds it owns, thereby giving the holder of the option the right to buy the underlying security covered by the option from the Fund at the stated exercise price until the option expires. The Fund writes only covered call options, which means that so long as the Fund is obligated as the writer of a call option, it will own the underlying securities subject to the option. The Fund may not write covered call options on underlying securities in an amount exceeding 15% of the market value of its total assets.

     The Fund will receive a premium from writing a call option, which increases the Fund's return on the underlying security in the event the option expires unexercised or is closed out at a profit. By writing a call, the Fund limits its opportunity to profit from an increase in the market value of the underlying security above the exercise price of the option for as long as the Fund's obligation as a writer continues. Covered call options serve as a partial hedge against a decline in the price of the underlying security. The Fund may engage in closing transactions in order to terminate outstanding options that it has written.

     Purchase of Options. The Fund may purchase put options in connection with its hedging activities. By buying a put the Fund has a right to sell the underlying security at the exercise price, thus limiting the Fund's risk of loss through a decline in the market value of the security until the put expires. The amount of any appreciation in the value of the underlying security will be partially offset by the amount of the premium paid for the put option and any related transaction costs. Prior to its expiration, a put option may be sold in a closing sale transaction; profit or loss from the sale will depend on whether the amount received is more or less than the premium paid for the put option plus the related transaction costs. A closing sale transaction cancels out the

Fund's position as the purchaser of an option by means of an offsetting sale of an identical option prior to the expiration of the option it has purchased. In certain circumstances, the Fund may purchase call options on securities held in its portfolio on which it has written call options or on securities that it intends to purchase. The Fund will not purchase options on securities if, as a result of such purchase, the aggregate cost of all outstanding options on securities held by the Fund would exceed 5% of the market value of the Fund's total assets.



     Financial Futures Contracts and Options. The Fund is authorized to purchase and sell financial futures contracts and options thereon solely for the purpose of hedging its investments in Municipal Bonds against declines in value and to hedge against increases in the cost of securities it intends to purchase. A financial futures contract obligates the seller of a contract to deliver and the purchaser of a contract to take delivery of the type of financial instrument covered by the contract or, in the case of index-based financial futures contracts, to make and accept a cash settlement, at a specific future time for a specified price. A sale of financial futures contracts may provide a hedge against a decline in the value of portfolio securities because such depreciation may be offset, in whole or in part, by an increase in the value of the position in the financial futures contracts. A purchase of financial futures contracts may provide a hedge against an increase in the cost of securities intended to be purchased because such appreciation may be offset, in whole or in part, by an increase in the value of the position in the financial futures contracts.


     The purchase or sale of a financial futures contract differs from the purchase or sale of a security in that no price or premium is paid or received. Instead, an amount of cash or securities acceptable to the broker equal to approximately 5% of the contract amount must be deposited with the broker. This amount is known as initial margin. Subsequent payments to and from the broker, called variation margin, are made on a daily basis as the price of the financial futures contract fluctuates making the long and short positions in the financial futures contract more or less valuable.


     The Fund may purchase and sell financial futures contracts based on The Bond Buyer Municipal Bond Index, a price-weighted measure of the market value of 40 large recently issued tax-exempt bonds, and purchase and sell put and call options on such financial futures contracts for the purpose of hedging Municipal Bonds that the Fund holds or anticipates purchasing against adverse changes in interest rates. The Fund also may purchase and sell financial futures contracts on U.S. Government securities and purchase and sell put and call options on such financial futures contracts for such hedging purposes. With respect to U.S. Government securities, currently there are financial futures contracts based on long-term U.S. Treasury bonds, Treasury notes, GNMA Certificates and three-month U.S. Treasury bills.



     Subject to policies adopted by the Directors, the Fund also may engage in transactions in other financial futures contracts and options thereon, such as financial futures contracts or options on other municipal bond indices that may become available, if the Investment Adviser and the Directors of the Fund should determine that there is normally a sufficient correlation between the prices of such financial futures contracts and the Municipal Bonds in which the Fund invests to make such hedging appropriate.



     Over-The-Counter Options. The Fund may engage in options and futures transactions on exchanges and in the over-the-counter markets. In general, exchange-traded contracts are third-party contracts (i.e., performance of the parties' obligations is guaranteed by an exchange or clearing corporation) with standardized strike prices and expiration dates. Over-the-counter options transactions ('OTC options') are two-party contracts with price and terms negotiated by the buyer and seller. See 'Restrictions on OTC Options' below for information as to restrictions on the use of OTC options.



     Restrictions on OTC Options. The Fund will engage in OTC options only with member banks of the Federal Reserve System and primary dealers in U.S. Government securities or with affiliates of such banks or dealers that have capital of at least $50 million or whose obligations are guaranteed by an entity having capital of at least $50 million. OTC options and assets used to cover OTC options written by the Fund are considered by the staff of the Commission to be illiquid. The illiquidity of such options or assets may prevent a successful sale of such options or assets, result in a delay of sale, or reduce the amount of proceeds that might otherwise be realized.



     Risk Factors in Options and Futures Transactions. Utilization of futures transactions involves the risk of imperfect correlation in movements in the price of financial futures contracts and movements in the price of the security that is the subject of the hedge. If the price of the financial futures contract moves more or less than the price of the security that is the subject of the hedge, the Fund will experience a gain or loss that will not be completely offset by movements in the price of such security. There is a risk of imperfect correlation where the securities underlying financial futures contracts have different maturities, ratings, geographic compositions or other characteristics than the security being hedged. In addition, the correlation may be affected by additions to or deletions from the index that serves as a basis for a financial futures contract. Finally, in the case of financial futures contracts on U.S. Government securities and options on such financial futures contracts, the anticipated correlation of price movements between the U.S. Government securities underlying the futures or options and Municipal Bonds may be adversely affected by economic, political, legislative or other developments that have a disparate impact on the respective markets for such securities.



     Under regulations of the Commodity Futures Trading Commission (the 'CFTC'), the futures trading activities described herein will not result in the Fund being deemed a 'commodity pool,' as defined under such regulations, provided that the Fund adheres to certain restrictions. In particular, the Fund may purchase and sell financial futures contracts and options thereon (i) for bona fide hedging purposes, as defined under CFTC regulations, without regard to the percentage of the Fund's assets committed to margin and option premiums, and
(ii) for non-hedging purposes if, immediately thereafter, the sum of the amount of initial margin deposits on the Fund's existing futures positions and option premiums entered into for non-hedging purposes do not exceed 5% of the market value of the liquidation value of the Fund's portfolio, after taking into account unrealized profits and unrealized losses on any such transactions. Margin deposits may consist of cash or securities acceptable to the broker and the relevant contract market.



     When the Fund purchases a financial futures contract, or writes a put option or purchases a call option thereon, it will maintain an amount of cash, cash equivalents (e.g., commercial paper and daily tender adjustable notes) or short-term, high-grade, fixed-income securities in a segregated account with the Fund's custodian so that the amount so segregated plus the amount of initial and variation margin held in the account of its broker equals the market value of the financial futures contract, thereby ensuring that the use of such financial futures contract is unleveraged. It is not anticipated that transactions in financial futures contracts will have the effect of increasing portfolio turnover.


     Although certain risks are involved in options and futures transactions, the Investment Adviser believes that, because the Fund will engage in options and futures transactions only for hedging purposes, the options and futures portfolio strategies of the Fund will not subject the Fund to certain risks frequently associated with speculation in options and futures transactions.


     The volume of trading in the exchange markets with respect to Municipal Bond options may be limited, and it is impossible to predict the amount of trading interest that may exist in such options. In addition, there can be no assurance that viable exchange markets will continue to be available.



     The Fund intends to enter into options and futures transactions, on an exchange or in the over-the-counter market, only if there appears to be a liquid secondary market for such options or futures. There can be no assurance, however, that a liquid secondary market will exist at any specific time. Thus, it may not be possible to close an options or futures transaction. The inability to close options and futures positions also could have an adverse impact on the Fund's ability to effectively hedge its portfolio. There is also the risk of loss by the Fund of margin deposits or collateral in the event of bankruptcy of a broker with whom the Fund has an open position in an option or financial futures contract.



     The liquidity of a secondary market in a futures contract may be adversely affected by 'daily price fluctuation limits' established by commodity exchanges which limit the amount of fluctuation in a financial futures contract price during a single trading day. Once the daily limit has been reached in the contract, no trades may be entered into at a price beyond the limit, thus preventing the liquidation of open futures positions. Prices have in the past moved beyond the daily limit on a number of consecutive trading days.



     If it is not possible to close a futures position entered into by the Fund, the Fund would continue to be required to make daily cash payments of variation margin in the event of adverse price movements. In such a situation, if the Fund has insufficient cash, it may have to sell portfolio securities to meet daily variation margin requirements at a time when it may be disadvantageous to do so.



     The successful use of these transactions also depends on the ability of the Investment Adviser to forecast correctly the direction and extent of interest rate movements within a given time frame. To the extent these rates remain stable during the period in which a financial futures contract is held by the Fund or move in a direction opposite to that anticipated, the Fund may realize a loss on the hedging transaction that is not fully or partially offset by an increase in the value of portfolio securities. As a result, the Fund's total return for such period may be less than if it had not engaged in the hedging transaction. Furthermore, the Fund will only engage in hedging transactions from time to time and may not necessarily be engaging in hedging transactions when movements in interest rates occur.


                              DESCRIPTION OF AMPS

     Certain of the capitalized terms used herein are defined in the Glossary that appears at the back of this Prospectus.

     Under the Articles Supplementary, the Fund is authorized to issue an aggregate of 40,000 shares of AMPS, designated respectively: 8,000 shares of Series A AMPS, 8,000 shares of Series B AMPS, 8,000 shares of Series C AMPS, 8,000 shares of Series D AMPS and 8,000 shares of Series E AMPS. The Series A AMPS offered hereby are the only series currently offered and to be issued and outstanding.


     The AMPS will be shares of Preferred Stock that entitle their holders to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor, at a rate per annum that may vary for the successive Dividend Periods for each such series. Each Dividend Period for the Series A AMPS will generally be a 7-Day Dividend Period; provided, however, that prior to any Auction, the Fund may elect, subject to certain limitations described herein, upon giving notice to holders thereof, a Special Dividend Period. The Applicable Rate for a particular Dividend Period will be determined by an Auction conducted on the Business Day before the start of such Dividend Period. Beneficial Owners and Potential Beneficial Owners of shares of AMPS may participate in Auctions therefor, although, except in the case of a Special Dividend Period, Beneficial Owners desiring to continue to hold all of their shares of AMPS regardless of the Applicable Rate resulting from Auctions need not participate. For an explanation of Auctions and the method of determining the Applicable Rate, see '--The Auction.'

     Except as otherwise required by law or unless there is no Securities Depository, all outstanding shares of AMPS will be represented by one or more certificates registered in the name of the nominee of the Securities Depository (initially expected to be Cede), and no person acquiring shares of AMPS will be entitled to receive a certificate representing such shares. See Appendix C (Auction Procedures). As a result, the nominee of the Securities Depository is expected to be the sole holder of record of the shares of AMPS. Accordingly, each purchaser of AMPS must rely on (i) the procedures of the Securities Depository and, if such purchaser is not a member of the Securities Depository, such purchaser's Agent Member, to receive dividends, distributions and notices and to exercise voting rights (if and when applicable) and (ii) the records of the Securities Depository and, if such purchaser is not a member of the Securities Depository, such purchaser's Agent Member, to evidence its beneficial ownership of shares of AMPS.


     When issued and sold, the shares of AMPS will have a liquidation preference of $25,000 per share plus an amount equal to accumulated but unpaid dividends (whether or not earned or declared) and will be fully paid and non-assessable. See '--Liquidation Rights.' The shares of AMPS will not be convertible into shares of Common Stock or other capital stock of the Fund, and the holders thereof will have no preemptive rights. The shares of AMPS will not be subject to any sinking fund but will be subject to redemption at the option of the Fund at the Optional Redemption Price on any Dividend Payment Date (except during the Initial Dividend Period and during a Non-Call Period) and, under certain circumstances, will be subject to mandatory redemption by the Fund at the Mandatory Redemption Price stated herein. See '--Redemption.'



     In addition to serving as the Auction Agent in connection with the Auction Procedures described below, IBJ Schroder Bank & Trust Company will be the transfer agent, registrar, dividend disbursing agent and redemption agent for the shares of AMPS. The Auction Agent, however, will serve merely as the agent of the Fund, acting in accordance with the Fund's instructions, and will not be responsible for any evaluation or verification of any matters certified to it.


     Except in an Auction, the Fund will have the right (to the extent permitted by applicable law) to purchase or otherwise acquire any shares of AMPS so long as the Fund is current in the payment of dividends on AMPS and on any other capital stock of the Fund ranking on a parity with the AMPS with respect to the payment of dividends or upon liquidation.


     The following is a brief description of the terms of the shares of AMPS. This description does not purport to be complete and is subject to and qualified in its entirety by reference to the Fund's Articles of Incorporation and Articles Supplementary, including the provisions thereof establishing the AMPS. The Fund's Articles of Incorporation and the form of Articles Supplementary establishing the terms of the AMPS have been filed as exhibits to the Registration Statement of which this Prospectus is a part.


THE AUCTION

     General. Holders of the shares of AMPS of each series will be entitled to receive cumulative cash dividends on their shares when, as and if declared by the Board of Directors of the Fund, out of funds legally available therefor, on the Initial Dividend Payment Date with respect to the Initial Dividend Period and, thereafter, on each Dividend Payment Date with respect to a Subsequent Dividend Period (generally a period of seven days in the case of Series A AMPS, subject to certain exceptions set forth under '--Dividends-- General') at the rate per annum equal to the Applicable Rate for each such Dividend Period.


     The provisions of the Articles Supplementary establishing the terms of the shares of AMPS offered hereby will provide that the Applicable Rate for each series of AMPS for each Dividend Period after the Initial Dividend Period therefor will be equal to the rate per annum that the Auction Agent advises has resulted on the Business

Day preceding the first day of such Dividend Period due to implementation of the auction procedures set forth in the Articles Supplementary (the 'Auction Procedures') in which persons determine to hold or offer to purchase or sell shares of AMPS of such series. The Auction Procedures are attached as Appendix C to this Prospectus. Each periodic operation of such procedures with respect to the shares of AMPS is referred to hereinafter as an 'Auction'. If, however, the Fund should fail to pay or duly provide for the full amount of any dividend on shares of AMPS of any series or the redemption price of shares of AMPS of such series called for redemption, the Applicable Rate for shares of AMPS will be determined as set forth under '--Dividends--Determination of Dividend Rate.'


     Auction Agent Agreement. The Fund will enter into an agreement (the 'Auction Agent Agreement') with IBJ Schroder Bank & Trust Company (together with any successor bank or trust company or other entity entering into a similar agreement with this Fund, the 'Auction Agent'), which provides, among other things, that the Auction Agent will follow the Auction Procedures for the purpose of determining the Applicable Rate for the AMPS. The Fund will pay the Auction Agent compensation for its services under the Auction Agent Agreement.

     The Auction Agent will act as agent for the Fund in connection with Auctions. In the absence of bad faith or negligence on its part, the Auction Agent will not be liable for any action taken, suffered or omitted, or for any error of judgment made, by it in the performance of its duties under the Auction Agent Agreement, and will not be liable for any error of judgment made in good faith unless the Auction Agent shall have been negligent in ascertaining the pertinent facts. Pursuant to the Auction Agent Agreement, the Fund is required to indemnify the Auction Agent for certain losses and liabilities incurred by the Auction Agent without negligence or bad faith on its part in connection with the performance of its duties under such agreement.

     The Auction Agent may terminate the Auction Agent Agreement upon notice to the Fund, which termination may be no earlier than 60 days following delivery of such notice. If the Auction Agent resigns, the Fund will use its best efforts to enter into an agreement with a successor Auction Agent containing substantially the same terms and conditions as the Auction Agent Agreement. The Fund may terminate the Auction Agent Agreement, provided that prior to such termination the Fund shall have entered into such an agreement with respect thereto with a successor Auction Agent.

     Broker-Dealer Agreements. The Auctions require the participation of one or more broker-dealers. The Auction Agent will enter into agreements with Merrill Lynch, Goldman, Sachs & Co., Lehman Special Securities Incorporated and PaineWebber Incorporated and may enter into similar agreements (collectively, the 'Broker-Dealer Agreements') with one or more of the broker-dealers (collectively, the 'Broker-Dealers') selected by the Fund, which provide for the participation of such Broker-Dealers in Auctions. Merrill Lynch is an affiliate of the Investment Adviser in that they share a common parent, ML & Co. A Broker-Dealer Agreement may be terminated by the Auction Agent or a Broker-Dealer on five days' notice to the other party, provided that the Broker-Dealer Agreement with Merrill Lynch may not be terminated without the prior written consent of the Fund, which consent may not be unreasonably withheld.

     Securities Depository. The Depository Trust Company initially will act as the Securities Depository for the Agent Members with respect to the shares of AMPS of each series. One or more registered certificates for all of the shares of AMPS initially will be registered in the name of Cede, as nominee of the Securities Depository. The certificate will bear a legend to the effect that such certificate is issued subject to the provisions restricting transfers of shares of AMPS contained in the Articles Supplementary. Cede initially will be the holder of record of all shares of AMPS, and Beneficial Owners will not be entitled to receive certificates representing their ownership interest in such shares. See Appendix C (Auction Procedures). The Securities Depository will maintain lists of its participants and will maintain the positions (ownership interests) of shares of AMPS held by each Agent Member, whether as the Beneficial Owner thereof for its own account or as nominee for the Beneficial Owner thereof. Payments made by the Fund to holders of AMPS will be duly made by making payments to the nominee of the Securities Depository.


     Auction Procedures. The following is a brief summary of the procedures to be used in conducting Auctions. Separate auctions will be conducted for each series of AMPS. Accordingly, as used in the following brief summary, unless the context otherwise requires, 'AMPS' means the series of AMPS subject to the related Auction and 'Beneficial Owners,' 'Potential Beneficial Owners,' 'Existing Holders' and 'Potential Holders' mean Beneficial Owners, Potential Beneficial Owners, Existing Holders and Potential Holders of such series, respectively. This summary is qualified by reference to the Auction procedures set forth in Appendix C hereto. The Settlement Procedures to be used with respect to Auctions are set forth in Appendix B hereto.


     Auction Date; Advance Notice of Allocation of Taxable Income; Inclusion of Taxable Income in Dividends. An Auction to determine the Applicable Rate for each series of AMPS offered hereby for each Dividend Period (other than the Initial Dividend Period therefor) will be held on the first Business Day (as hereinafter defined) preceding the first day of such Dividend Period, which first day is also the Dividend Payment Date for the preceding Dividend Period (the date of each Auction being referred to herein as an 'Auction Date'). 'Business Day' means a day on which the New York Stock Exchange is open for trading and which is not a Saturday, Sunday or other day on which banks in The City of New York are authorized or obligated by law to close. Auctions for shares of Series A AMPS for Dividend Periods after the Initial Dividend Period normally will be held every Wednesday after the preceding Dividend Payment Date, and each subsequent Dividend Period normally will begin on the following Thursday (also a Dividend Payment Date). The Auction Date and the first day of the related Dividend Period (both of which must be Business Days) need not be consecutive calendar days. For example, in most cases, if the Wednesday that normally would be an Auction Date is not a Business Day, then such Auction Date will be the preceding Tuesday and the first day of the related Dividend Period will continue to be the following Thursday. See '--Dividends' for information concerning the circumstances under which a Dividend Payment Date may fall on a date other than the days specified above, which may affect the Auction Date.


     Except as noted below, whenever the Fund intends to include any net capital gains or other income subject to regular Federal income taxes in any dividend on shares of AMPS, the Fund will notify the Auction Agent of the amount to be so included at least five Business Days prior to the Auction Date on which the Applicable Rate for such dividend is to be established. Whenever the Auction Agent receives such notice from the Fund, in turn it will notify each Broker-Dealer, who, on or prior to such Auction Date, in accordance with its Broker-Dealer Agreement, will notify its customers who are Beneficial Owners and Potential Beneficial Owners believed to be interested in submitting an Order in the Auction to be held on such Auction Date. The Fund also may include such income in a dividend on shares of AMPS without giving advance notice thereof if it increases the dividend by an additional amount calculated as if such income were a Retroactive Taxable Allocation and the additional amount were an Additional Dividend; provided that the Fund will notify the Auction Agent of the additional amounts to be included in such dividend at least five Business Days prior to the applicable Dividend Payment Date. See '--Dividends--Additional Dividends.'

     Orders by Beneficial Owners, Potential Beneficial Owners, Existing Holders and Potential Holders. On or prior to each Auction Date:

          (a) each Beneficial Owner may submit to its Broker-Dealer by telephone a:

                (i) Hold Order--indicating the number of outstanding shares, if any, of AMPS that such Beneficial Owner desires to continue to hold without regard to the Applicable Rate for the next Dividend Period for such shares;

                (ii) Bid--indicating the number of outstanding shares, if any, of AMPS that such Beneficial Owner desires to continue to hold, provided that the Applicable Rate for the next Dividend Period for such shares is not less than the rate per annum then specified by such Beneficial Owner; and/or

                (iii) Sell Order--indicating the number of outstanding shares, if any, of AMPS that such Beneficial Owner offers to sell without regard to the Applicable Rate for the next Dividend Period for such shares; and

          (b) Broker-Dealers will contact customers who are Potential Beneficial Owners of shares of AMPS to determine whether such Potential Beneficial Owners desire to submit Bids indicating the number of shares of AMPS which they offer to purchase provided that the Applicable Rate for the next Dividend Period for such shares is not less than the rates per annum specified in such Bids.


     The communication by a Beneficial Owner or Potential Beneficial Owner to a Broker-Dealer and the communication by a Broker-Dealer, whether or not acting for its own account, to the Auction Agent of the foregoing information is hereinafter referred to as an 'Order' and collectively as 'Orders.' A Beneficial Owner or a Potential Beneficial Owner placing an Order, including a Broker-Dealer acting in such capacity for its own account, is hereinafter referred to as a 'Bidder' and collectively as 'Bidders.' Any Order submitted by a Beneficial Owner or a Potential Beneficial Owner to its Broker-Dealer, or by a Broker-Dealer to the Auction Agent, prior to the Submission Deadline on any Auction Date shall be irrevocable.


     In an Auction, a Beneficial Owner may submit different types of Orders with respect to shares of AMPS then held by such Beneficial Owner, as well as Bids for additional shares of AMPS. For information concerning the priority given to different types of Orders placed by Beneficial Owners, see 'Submission of Orders by Broker-Dealers to Auction Agent' below.

     The Maximum Applicable Rate for shares of AMPS will be the Applicable Percentage of the Reference Rate. The Auction Agent will round each applicable Maximum Applicable Rate to the nearest one-thousandth (0.001) of one percent per annum, with any such number ending in five ten-thousandths of one percent being rounded upwards to the nearest one-thousandth (0.001) of one percent. The Auction Agent will not round the applicable Reference Rate as part of its calculation of the Maximum Applicable Rate.

     The Maximum Applicable Rate for shares of AMPS will depend on the credit rating or ratings assigned to such shares. The Applicable Percentage will be determined based on (i) the lower of the credit rating or ratings assigned on such date to such shares by Moody's and S&P (or if Moody's or S&P or both shall not make such rating available, the equivalent of either or both of such ratings by a Substitute Rating Agency or two Substitute Rating Agencies or, in the event that only one such rating shall be available, such rating) and (ii) whether the Fund has provided notification to the Auction Agent prior to the Auction establishing the Applicable Rate for any dividend that net capital gains or other taxable income will be included in such dividend on shares of AMPS as follows:

                                            APPLICABLE         APPLICABLE
                                           PERCENTAGE OF      PERCENTAGE OF
            CREDIT RATINGS                   REFERENCE          REFERENCE
--------------------------------------        RATE--             RATE--
     MOODY'S                S&P           NO NOTIFICATION     NOTIFICATION
------------------    ----------------    ---------------     -------------
'aa3' or higher       AA- or higher             110%               150%
'a3' to 'a1'          A- to A+                  125%               160%
'baa3' to 'baa1'      BBB- to BBB+              150%               250%
Below 'baa3'          Below BBB-                200%               275%

     There is no minimum Applicable Rate in respect of any Dividend Period.

     The Fund will take all reasonable action necessary to enable S&P and Moody's to provide a rating for the AMPS. If either S&P or Moody's shall not make such a rating available, or neither S&P nor Moody's shall make such a rating available, Merrill Lynch or its affiliates and successors, after consultation with the Fund, will select a nationally recognized statistical rating organization (a 'Substitute Rating Agency') or two nationally recognized statistical rating organizations ('Substitute Rating Agencies') to act as a Substitute Rating Agency or Substitute Rating Agencies, as the case may be.


     Any Bid by a Beneficial Owner specifying a rate per annum higher than the Maximum Applicable Rate will be treated as a Sell Order, and any Bid by a Potential Beneficial Owner specifying a rate per annum higher than the Maximum Applicable Rate will not be considered. See 'Determination of Sufficient Clearing Bids, Winning Bid Rate and Applicable Rate' and 'Acceptance and Rejection of Submitted Bids and Submitted Sell Orders and Allocation of Shares.'



     Neither the Fund nor the Auction Agent will be responsible for a Broker-Dealer's failure to comply with the foregoing.


     A Broker-Dealer also may hold AMPS in its own account as a Beneficial Owner. A Broker-Dealer thus may submit Orders to the Auction Agent as a Beneficial Owner or a Potential Beneficial Owner and therefore participate in an Auction as an Existing Holder or Potential Holder on behalf of both itself and its customers. Any Order placed with the Auction Agent by a Broker-Dealer as or on behalf of a Beneficial Owner or a Potential Beneficial Owner will be treated in the same manner as an Order placed with a Broker-Dealer by a Beneficial Owner or a Potential Beneficial Owner. Similarly, any failure by a Broker-Dealer to submit to the Auction Agent an Order in respect of any AMPS held by it or its customers who are Beneficial Owners will be treated in the same manner as a Beneficial Owner's failure to submit to its Broker-Dealer an Order in respect of AMPS held by it, as described in the next paragraph. Inasmuch as a Broker-Dealer participates in an Auction as an Existing Holder or a Potential Holder only to represent the interests of a Beneficial Owner or Potential Beneficial Owner, whether it be its customers or itself, all discussion herein relating to the consequences of an Auction for Existing Holders and Potential Holders also applies to the underlying beneficial ownership interests represented thereby. For information concerning the priority given to different types of Orders placed by Existing Holders, see 'Submission of Orders by Broker-Dealers to Auction Agent.' Each purchase or sale in an Auction will be settled on the Business Day next succeeding the Auction Date at a price per share equal to $25,000. See 'Notification of Results; Settlement.'


     If one or more Orders covering in the aggregate all of the outstanding shares of AMPS held by a Beneficial Owner are not submitted to the Auction Agent prior to the Submission Deadline, either because a Broker-Dealer failed to contact such Beneficial Owner or otherwise, the Auction Agent shall deem a Hold Order (in the case of an Auction relating to a Dividend Period which is not a Special Dividend Period) and a Sell Order (in the case of an Auction relating to a Special Dividend Period) to have been submitted on behalf of such Beneficial Owner covering the number of outstanding shares of AMPS held by such Beneficial Owner and not subject to Orders submitted to the Auction Agent.

     If all of the outstanding shares of AMPS are subject to Submitted Hold Orders, the Dividend Period next succeeding the Auction automatically shall be the same length as the immediately preceding Dividend Period, and the Applicable Rate for the next Dividend Period for all shares of AMPS will be 40% of the Reference Rate on the date of the applicable Auction (or 60% of such rate if the Fund has provided notification to the Auction Agent prior to the Auction establishing the Applicable Rate for any dividend that net capital gains or other taxable income will be included in such dividend on shares of AMPS).



     For the purposes of an Auction, shares of AMPS for which the Fund shall have given notice of redemption and deposited moneys therefor with the Auction Agent in trust or segregated in an account at the Fund's custodian bank for the benefit of the Auction Agent, as set forth under 'Description of AMPS--Redemption,' will not be considered as outstanding and will not be included in such Auction. Pursuant to the Articles Supplementary of the Fund, the Fund will be prohibited from reissuing and its affiliates (other than Merrill Lynch) will be prohibited from transferring (other than to the Fund) any shares of AMPS they may acquire. Neither the Fund nor any affiliate of the Fund (other than Merrill Lynch) may submit an Order in any Auction, except that an affiliate of the Fund that is a Broker-Dealer may submit an Order.



     Submission of Orders by Broker-Dealers to Auction Agent. Prior to 1:00 p.m., New York City time, on each Auction Date, or such other time on the Auction Date as may be specified by the Auction Agent (the 'Submission Deadline'), each Broker-Dealer will submit to the Auction Agent in writing all Orders obtained by it for the Auction to be conducted on such Auction Date, designating itself (unless otherwise permitted by the Fund) as the Existing Holder or Potential Holder in respect of the shares of AMPS subject to such Orders. Any Order submitted by a Beneficial Owner or a Potential Beneficial Owner to its Broker-Dealer, or by a Broker-Dealer to the Auction Agent, prior to the Submission Deadline on any Auction Date, shall be irrevocable.


     If the rate per annum specified in any Bid contains more than three figures to the right of the decimal point, the Auction Agent will round such rate per annum up to the next highest one-thousandth (.001) of 1%.

     If one or more Orders of an Existing Holder are submitted to the Auction Agent and such Orders cover in the aggregate more than the number of outstanding shares of AMPS held by such Existing Holder, such Orders will be considered valid in the following order of priority:

          (i) any Hold Order will be considered valid up to and including the number of outstanding shares of AMPS held by such Existing Holder, provided that if more than one Hold Order is submitted by such Existing Holder and the number of shares of AMPS subject to such Hold Orders exceeds the number of outstanding shares of AMPS held by such Existing Holder, the number of shares of AMPS subject to each of such Hold Orders will be reduced pro rata so that such Hold Orders, in the aggregate, will cover exactly the number of outstanding shares of AMPS held by such Existing Holder;

          (ii) any Bids will be considered valid, in the ascending order of their respective rates per annum if more than one Bid is submitted by such Existing Holder, up to and including the excess of the number of outstanding shares of AMPS held by such Existing Holder over the number of outstanding shares of AMPS subject to any Hold Order referred to in clause
     (i) above (and if more than one Bid submitted by such Existing Holder specifies the same rate per annum and together they cover more than the remaining number of shares that can be the subject of valid Bids after application of clause
     (i) above and of the foregoing portion of this clause (ii) to any Bid or Bids specifying a lower rate or rates per annum, the number of shares subject to each of such Bids will be reduced pro rata so that such Bids, in the aggregate, cover exactly such remaining number of outstanding shares); and the number of outstanding shares, if any, subject to Bids not valid under this clause (ii) shall be treated as the subject of a Bid by a Potential Holder; and

          (iii) any Sell Order will be considered valid up to and including the excess of the number of outstanding shares of AMPS held by such Existing Holder over the sum of the number of shares of AMPS subject to Hold Orders referred to in clause (i) above and the number of shares of AMPS subject to valid Bids by such Existing Holder referred to in clause (ii) above; provided that, if more than one Sell Order is submitted by any Existing Holder and the number of shares of AMPS subject to such Sell Orders is greater than such excess, the number of shares of AMPS subject to each of such Sell Orders will be reduced pro rata so that such Sell Orders, in the aggregate, will cover exactly the number of shares of AMPS equal to such excess.

     If more than one Bid of any Potential Holder is submitted in any Auction, each Bid submitted in such Auction will be considered a separate Bid with the rate per annum and number of shares of AMPS specified.

     Determination of Sufficient Clearing Bids, Winning Bid Rate and Applicable Rate. Not earlier than the Submission Deadline for each Auction, the Auction Agent will assemble all Orders submitted or deemed submitted to it by the Broker-Dealers (each such 'Hold Order', 'Bid' or 'Sell Order' as submitted or deemed submitted by a Broker-Dealer hereinafter being referred to as a 'Submitted Hold Order', a 'Submitted Bid' or a 'Submitted Sell Order', as the case may be, or as a 'Submitted Order') and will determine the excess of the number of outstanding shares of AMPS over the number of outstanding shares of AMPS subject to Submitted Hold Orders (such excess being referred to as the 'Available AMPS') and whether Sufficient Clearing Bids have been made in such Auction. Sufficient Clearing Bids will have been made if the number of outstanding shares of AMPS that are the subject of Submitted Bids of Potential Holders with rates per annum not higher than the Maximum Applicable Rate equals or exceeds the number of outstanding shares that are the subject of Submitted Sell Orders (including the number of shares subject to Bids of Existing Holders specifying rates per annum higher than the Maximum Applicable Rate).

     If Sufficient Clearing Bids have been made, the Auction Agent will determine the lowest rate per annum specified in the Submitted Bids (the 'Winning Bid Rate') which would result in the number of shares subject to Submitted Bids specifying such rate per annum or a lower rate per annum being at least equal to the Available AMPS. If Sufficient Clearing Bids have been made, the Winning Bid Rate will be the Applicable Rate for the next Dividend Period for all shares of AMPS then outstanding.



     If Sufficient Clearing Bids have not been made (other than because all outstanding shares of AMPS are the subject of Submitted Hold Orders), the Dividend Period next following the Auction automatically will be a 7-Day Dividend Period in the case of Series A AMPS, and the Applicable Rate for such Dividend Period will be equal to the Maximum Applicable Rate. If Sufficient Clearing Bids have not been made, Beneficial Owners that have Submitted Sell Orders will not be able to sell in the Auction all, and may not be able to sell any, shares of AMPS subject to such Submitted Sell Orders. See 'Acceptance and Rejection of Submitted Bids and Submitted Sell Orders and Allocation of Shares.' Thus, under some circumstances, Beneficial Owners may not have liquidity of investment.


     Acceptance and Rejection of Submitted Bids and Submitted Sell Orders and Allocation of Shares. Based on the determinations described under 'Determination of Sufficient Clearing Bids, Winning Bid Rate and Applicable Rate' and subject to the discretion of the Auction Agent to round as described below, Submitted Bids and Submitted Sell Orders will be accepted or rejected in the order of priority set forth in the Auction Procedures with the result that Existing Holders and Potential Holders of AMPS will sell, continue to hold and/or purchase shares of AMPS as set forth below. Existing Holders that submit or are deemed to have submitted Hold Orders will continue to hold the shares of AMPS subject to such Hold Orders.

     If Sufficient Clearing Bids have been made:

          (a) each Existing Holder that placed a Submitted Bid specifying a rate per annum higher than the Winning Bid Rate or a Submitted Sell Order will sell the outstanding shares of AMPS subject to such Submitted Bid or Submitted Sell Order;

          (b) each Existing Holder that placed a Submitted Bid specifying a rate per annum lower than the Winning Bid Rate will continue to hold the outstanding shares of AMPS subject to such Submitted Bid;

          (c) each Potential Holder that placed a Submitted Bid specifying a rate per annum lower than the Winning Bid Rate will purchase the number of shares of AMPS subject to such Submitted Bid;

          (d) each Existing Holder that placed a Submitted Bid specifying a rate per annum equal to the Winning Bid Rate will continue to hold the outstanding shares of AMPS subject to such Submitted Bids, unless the number of outstanding shares of AMPS subject to all such Submitted Bids of Existing Holders is greater than the excess of the Available AMPS over the number of shares of AMPS accounted for in clauses (b) and (c) above, in which event each Existing Holder with such a Submitted Bid will sell a number of outstanding shares of AMPS determined on a pro rata basis based on the number of outstanding shares of AMPS subject to all such Submitted Bids of such Existing Holders; and

          (e) each Potential Holder that placed a Submitted Bid specifying a rate per annum equal to the Winning Bid Rate will purchase any Available AMPS not accounted for in clause (b), (c) or (d) above on a pro rata basis based on the shares of AMPS subject to all such Submitted Bids of Potential Holders.

     If Sufficient Clearing Bids have not been made (other than because all outstanding shares of AMPS are the subject of Submitted Hold Orders):

          (a) each Existing Holder that placed a Submitted Bid specifying a rate per annum equal to or lower than the Maximum Applicable Rate will continue to hold the outstanding shares of AMPS subject to such Submitted Bid;

          (b) each Potential Holder that placed a Submitted Bid specifying a rate per annum equal to or lower than the Maximum Applicable Rate will purchase the number of shares of AMPS subject to such Submitted Bid; and

          (c) each Existing Holder that placed a Submitted Bid specifying a rate per annum higher than the Maximum Applicable Rate or a Submitted Sell Order will sell a number of outstanding shares of AMPS determined on a pro rata basis based on the outstanding shares of AMPS subject to all such Submitted Bids and Submitted Sell Orders.

     If as a result of the Auction Procedures described above any Existing Holder would be entitled or required to sell, or any Potential Holder would be entitled or required to purchase, a fraction of a share of AMPS, the Auction Agent, in such manner as, in its sole discretion, it shall determine, will round up or down the number of shares of AMPS being sold or purchased on such Auction Date so that each share sold or purchased by each Existing Holder or Potential Holder will be a whole share of AMPS. If any Potential Holder would be entitled or required to purchase less than a whole share of AMPS, the Auction Agent, in such manner as, in its sole discretion, it shall determine, will allocate shares of AMPS for purchase among Potential Holders so that only whole shares of AMPS are purchased by any such Potential Holder, even if such allocation results in one or more of such Potential Holders not purchasing any shares of AMPS.


     Notification of Results; Settlement. The Auction Agent will advise each Broker-Dealer who submitted a Bid or Sell Order in an Auction whether such Bid or Sell Order was accepted or rejected in whole or in part and of the Applicable Rate for the next Dividend Period for the related shares of AMPS by telephone at approximately 3:00 p.m., New York City time, on the Auction Date for such Auction. Each such Broker-Dealer that submitted an Order for the account of a customer then will advise such customer whether such Bid or Sell Order was accepted or rejected, will confirm purchases and sales with each customer purchasing or selling shares of AMPS as a result of the Auction and will advise each customer purchasing or selling shares of AMPS to give instructions to its Agent Member of the Securities Depository to pay the purchase price against delivery of such shares or to deliver such shares against payment therefor as appropriate. If a customer selling shares of AMPS as a result of an Auction shall fail to instruct its Agent Member to deliver such shares, the Broker-Dealer that submitted such customer's Bid or Sell Order will instruct such Agent Member to deliver such shares against payment therefor. Each Broker-Dealer that submitted a Hold Order in an Auction on behalf of a customer also will advise such customer of the Applicable Rate for the next Dividend Period for the AMPS. The Auction Agent will record each transfer of shares of AMPS on the record book of Existing Holders to be maintained by the Auction Agent.


     In accordance with the Securities Depository's normal procedures, on the day after each Auction Date, the transactions described above will be executed through the Securities Depository, and the accounts of the respective Agent Members at the Securities Depository will be debited and credited as necessary to effect the purchases and sales of shares of AMPS as determined in such Auction. Purchasers will make payment through their Agent Members in same-day funds to the Securities Depository against delivery through their Agent Members; the Securities Depository will make payment in accordance with its normal procedures, which now provide for payment in same-day funds. If the procedures of the Securities Depository applicable to AMPS shall be changed to provide for payment in next-day funds, then purchasers may be required to make payment in next-day funds. If the certificates for shares of AMPS are not held by the Securities Depository or its nominee, payment will be made in same-day funds to the Auction Agent against delivery of such certificates.

     If any Existing Holder selling shares of AMPS in an Auction fails to deliver such shares, the Broker-Dealer of any person that was to have purchased shares of AMPS in such Auction may deliver to such person a number of whole shares of AMPS that is less than the number of shares that otherwise was to be purchased by such person. In such event, the number of shares of AMPS to be so delivered will be determined by such Broker-Dealer. Delivery of such lesser number of shares will constitute good delivery. Each Broker-Dealer Agreement also will provide that neither the Fund nor the Auction Agent will have responsibility or liability with respect to the failure of a Potential Beneficial Owner, Beneficial Owner or their respective Agent Members to deliver shares of AMPS or to pay for shares of AMPS purchased or sold pursuant to an Auction or otherwise.

BROKER-DEALERS

     The Auction Agent after each Auction will pay a service charge from funds provided by the Fund to each Broker-Dealer on the basis of the purchase price of shares of AMPS placed by such Broker-Dealer at such Auction. The service charge
(i) for any 7-Day Dividend Period or 28-Day Dividend Period shall be payable at the annual rate of 0.25% of the purchase price of the shares of AMPS placed by such Broker-Dealer in any such Auction and (ii) for any Special Dividend Period shall be determined by mutual consent of the Fund and any such Broker-Dealer or Broker-Dealers and shall be based upon a selling concession that would be applicable to an underwriting of fixed or variable rate preferred shares with a similar final maturity or variable rate dividend period, respectively, at the commencement of the Dividend Period with respect to such Auction (generally expected to be in the 0.25% to 1.00% range). For the purposes of the preceding sentence, shares of AMPS will be placed by a Broker-Dealer if such shares were (i) the subject of Hold Orders deemed to have been made by Beneficial Owners that were acquired by such Beneficial Owners through such Broker-Dealer or (ii) the subject of the following Orders submitted by such Broker-Dealer: (A) a Submitted Bid of a Beneficial Owner that resulted in such Beneficial Owner continuing to hold such shares as a result of the Auction, (B) a Submitted Bid of a Potential Beneficial Owner that resulted in such Potential Beneficial Owner purchasing such shares as a result of the Auction or (C) a Submitted Hold Order.

     The Broker-Dealer Agreements provide that a Broker-Dealer may submit Orders in Auctions for its own account, unless the Fund notifies all Broker-Dealers that they no longer may do so; provided that Broker-Dealers may continue to submit Hold Orders and Sell Orders. If a Broker-Dealer submits an Order for its own account in any Auction of any series of AMPS, it may have knowledge of Orders placed through it in that Auction and therefore have an advantage over other Bidders, but such Broker-Dealer would not have knowledge of Orders submitted by other Broker-Dealers in that Auction.

     The Broker-Dealers intend to maintain a secondary trading market in the AMPS outside of Auctions; however, they have no obligation to do so and there can be no assurance that a secondary market for the AMPS will develop or, if it does develop, that it will provide holders with a liquid trading market (i.e., trading will depend on the presence of willing buyers and sellers and the trading price is subject to variables to be determined at the time of the trade by the Broker-Dealers). The AMPS will not be registered on any stock exchange or on the National Association of Securities Dealers Automated Quotation system. An increase in the level of interest rates likely will have an adverse effect on the secondary market price of the AMPS, and a selling shareholder may sell AMPS between Auctions at a price per share of less than $25,000.


     For the period November 3, 1995 (commencement of operations) to October 31, 1996, and the fiscal year ended October 31, 1997, Merrill Lynch was paid service fees by the Fund aggregating $48,107 and $100,708, respectively, as a Broker-Dealer.


DIVIDENDS


     General. The holders of shares of each series of AMPS will be entitled to receive, when, as and if declared by the Board of Directors of the Fund, out of funds legally available therefor, cumulative cash dividends on their shares, at the Applicable Rate determined as set forth below under 'Determination of Dividend Rate', payable on the respective dates set forth below. Dividends on the shares of AMPS so declared and payable shall be paid (i) in preference to and in priority over any dividends so declared and payable on the Common Stock, and (ii) to the extent permitted under the Code and to the extent available, out of net tax-exempt income earned on the Fund's investments. Dividends on shares of AMPS, to the extent that they are derived from Municipal Bonds, will be exempt from Federal income taxes, subject to possible application of the alternative minimum tax. See 'Taxes.'



     Each Dividend Period for the Series A AMPS will generally be a 7-Day Dividend Period. The Fund may create additional series of AMPS in the future whose Dividend Periods may generally consist of either seven days or 28 days (a '28-Day Dividend Period').

     Dividends on the shares of AMPS will accumulate from the date on which the Fund originally issues the shares of AMPS (the 'Date of Original Issue') and will be payable on the dates described below. Dividends on shares of each series of AMPS with respect to the Initial Dividend Period shall be payable on the Initial Dividend Payment Date with respect to each series of AMPS. Following the Initial Dividend Payment Date for each series of AMPS, dividends on each series of AMPS will be payable, at the option of the Fund, either (i) with respect to any 7-Day Dividend Period, any 28-Day Dividend Period and any Short Term Dividend Period of 35 or fewer days, on the day next succeeding the last day thereof or (ii) with respect to any Short Term Dividend Period of more than 35 days and with respect to any Long Term Dividend Period, monthly on the first Business Day of each calendar month during such Short Term Dividend Period or Long Term Dividend Period and on the day next succeeding the last day thereof (each such date referred to in clause (i) or (ii) being referred to herein as a 'Normal Dividend Payment Date'), except that if such Normal Dividend Payment Date is not a Business Day, (i) the Dividend Payment Date shall be the first Business Day next succeeding such Normal Dividend Payment Date if such Normal Dividend Payment Date is a Monday, Tuesday, Wednesday or Thursday, or (ii) the Dividend Payment Date shall be the first Business Day next preceding such Normal Dividend Payment Date if such Normal Dividend Payment Date is a Friday. Dividends generally will be payable (in the case of Dividend Periods which are not Special Dividend Periods) on each succeeding Thursday in the case of Series A AMPS. Although any particular Dividend Payment Date may not occur on the originally scheduled date because of the exceptions discussed above, the next succeeding Dividend Payment Date, subject to such exceptions, will occur on the next following originally scheduled date. If for any reason a Dividend Payment Date cannot be fixed as described above, then the Board of Directors or a duly authorized committee thereof shall fix the Dividend Payment Date. The Initial Dividend Period, 7-Day Dividend Periods, 28-Day Dividend Periods and Special Dividend Periods are hereinafter sometimes referred to as 'Dividend Periods'. Each dividend payment date determined as provided above is hereinafter referred to as a 'Dividend Payment Date.'


     Prior to each Dividend Payment Date, the Fund is required to deposit with the Auction Agent sufficient funds for the payment of declared dividends. The

Fund does not intend to establish any reserves for the payment of dividends.


     Each dividend will be paid to the record holder of the AMPS, which holder is expected to be the nominee of the Securities Depository. See '--The Auction--Securities Depository.' The Securities Depository will credit the accounts of the Agent Members of the Existing Holders in accordance with the Securities Depository's normal procedures which provide for payment in same-day funds. The Agent Member of an Existing Holder will be responsible for holding or disbursing such payments on the applicable Dividend Payment Date to such Existing Holder in accordance with the instructions of such Existing Holder. Dividends in arrears for any past Dividend Period may be declared and paid at any time, without reference to any regular Dividend Payment Date, to the nominee of the Securities Depository. Any dividend payment made on shares of AMPS first shall be credited against the earliest declared but unpaid dividends accumulated with respect to such series.


     Holders of shares of AMPS will not be entitled to any dividends, whether payable in cash, property or stock, in excess of full cumulative dividends except as described under 'Additional Dividends' and 'Non-Payment Period; Late Charge' below. No interest will be payable in respect of any dividend payment or payments on the shares of AMPS which may be in arrears.

     The amount of cash dividends per share of any series of AMPS payable (if declared) on the Initial Dividend Payment Date, each 7-Day Dividend Period, each 28-Day Dividend Period and each Short Term Dividend Period shall be computed by multiplying the Applicable Rate for such Dividend Period by a fraction, the numerator of which will be the number of days in such Dividend Period or part thereof that such share was outstanding and for which dividends are payable on such Dividend Payment Date and the denominator of which will be 365, multiplying the amount so obtained by $25,000, and rounding the amount so obtained to the nearest cent. During any Long Term Dividend Period, the amount of cash dividends per share of AMPS payable (if declared) on any Dividend Payment Date shall be computed by multiplying the Applicable Rate for such Dividend Period by a fraction, the numerator of which will be such number of days in such part of such Dividend Period that such share was outstanding and for which dividends are payable on such Dividend Payment Date and the denominator of which will be 360, multiplying the amount so obtained by $25,000, and rounding the amount so obtained to the nearest cent.

     Notification of Dividend Period. With respect to each Dividend Period that is a Special Dividend Period, the Fund, at its sole option and to the extent permitted by law, by telephonic and written notice (a 'Request for Special Dividend Period') to the Auction Agent and to each Broker-Dealer, may request that the next succeeding Dividend Period for the shares of AMPS will be a number of days (other than seven in the case of Series A AMPS), evenly divisible by seven, and not fewer than seven nor more than 364 in the case of a Short Term Dividend Period or one whole year or more but not greater than five years in the case of a Long Term Dividend Period, specified in such notice, provided that the

Fund may not give a Request for Special Dividend Period (and any such request shall be null and void) unless, for any Auction occurring after the initial Auction, Sufficient Clearing Bids were made in the last occurring Auction and unless full cumulative dividends, any amounts due with respect to redemptions, and any Additional Dividends payable prior to such date have been paid in full. Such Request for Special Dividend Period, in the case of a Short Term Dividend Period, shall be given on or prior to the second Business Day but not more than seven Business Days prior to an Auction Date for the AMPS and, in the case of a Long Term Dividend Period, shall be given on or prior to the second Business Day but not more than 28 days prior to an Auction Date for the AMPS. Upon receiving such Request for Special Dividend Period, the Broker-Dealers jointly shall determine whether given the factors set forth below it is advisable that the Fund issue a Notice of Special Dividend Period for a series of AMPS as contemplated by such Request for Special Dividend Period and the Optional Redemption Price of the AMPS during such Special Dividend Period and the Specific Redemption Provisions and shall give the Fund and the Auction Agent written notice (a 'Response') of such determination by no later than the second Business Day prior to such Auction Date. In making such determination the Broker-Dealers will consider (i) existing short-term and long-term market rates and indices of such short-term and long-term rates, (ii) existing market supply and demand for short-term and long-term securities, (iii) existing yield curves for short-term and long-term securities comparable to the AMPS, (iv) industry and financial conditions which may affect the AMPS, (v) the investment objective of the Fund and (vi) the Dividend Periods and dividend rates at which current and potential beneficial holders of the AMPS would remain or become beneficial holders. If the Broker-Dealers shall not give the Fund and the Auction Agent a Response by such second Business Day or if the Response states that given the factors set forth above it is not advisable that the Fund give a Notice of Special Dividend Period for the AMPS, the Fund may not give a Notice of Special Dividend Period in respect of such Request for Special Dividend Period. In the event the Response indicates that it is advisable that the Fund give a Notice of Special Dividend Period for the AMPS, the Fund, by no later than the second Business Day prior to such Auction Date, may give a notice (a 'Notice of Special Dividend Period') to the Auction Agent, the Securities Depository and each Broker-Dealer, which notice will specify (i) the duration of the Special Dividend Period, (ii) the Optional Redemption Price as specified in the related Response and (iii) the Specific Redemption Provisions, if any, as specified in the related Response. The Fund also shall provide a copy of such Notice of Special Dividend Period to Moody's and S&P. The Fund shall not give a Notice of Special Dividend Period, and, if such Notice of Special Dividend Period shall have been given already, shall give telephonic and written notice of its revocation (a 'Notice of Revocation') to the Auction Agent, each Broker-Dealer, and the Securities Depository on or prior to the Business Day prior to the relevant Auction Date if (x) either the 1940 Act AMPS Asset Coverage is not satisfied or the Fund shall fail to maintain S&P Eligible Assets and Moody's Eligible Assets each with an aggregate Discounted Value at least equal to the AMPS Basic Maintenance Amount, in each case on each of the two Valuation Dates immediately preceding the Business Day prior to the relevant Auction Date on an actual basis and on a pro forma basis giving effect to the proposed Special Dividend Period (using as a pro forma dividend rate with respect to such Special Dividend Period the dividend rate which the Broker-Dealers shall advise the Fund is an approximately equal rate for securities similar to the AMPS with an equal dividend period), provided that, in calculating the aggregate Discounted Value of Moody's Eligible Assets for this purpose, the Moody's Exposure Period shall be deemed to be one week longer, (y) sufficient funds for the payment of dividends payable on the immediately succeeding Dividend Payment Date have not been irrevocably deposited with the Auction Agent by the close of business on the third Business Day preceding the related Auction Date or (z) the Broker-Dealers jointly advise the Fund that after consideration of the factors listed above they have concluded that it is advisable to give a Notice of Revocation. The Fund also shall provide a copy of such Notice of Revocation to Moody's and S&P. If the Fund is prohibited from giving a Notice of Special Dividend Period as a result of the factors enumerated in clause (x), (y) or (z) above or if the Fund gives a Notice of Revocation with respect to a Notice of Special Dividend Period, the next succeeding Dividend Period will be a 7-Day Dividend Period in the case of Series A AMPS. In addition, in the event Sufficient Clearing Bids are not made in any Auction or an Auction is not held for any reason, the next succeeding Dividend Period will be a 7-Day Dividend Period in the case of Series A AMPS, and the Fund may not again give a Notice of Special Dividend Period (and any such attempted notice shall be null and void) until Sufficient Clearing Bids have been made in an Auction with respect to a 7-Day Dividend Period in the case of Series A AMPS.


     Determination of Dividend Rate. The dividend rate on shares of each series of AMPS during the period from and including the first Date of Original Issue for each series of AMPS to but excluding the Initial Dividend Payment Date (the 'Initial Dividend Period') will be a rate per annum determined by the Board of Directors of the Fund. Commencing on the first Initial Dividend Payment Date for each series of AMPS, the Applicable Rate on the shares of such series of AMPS for each Subsequent Dividend Period, which Subsequent Dividend Period shall be a period commencing on and including a Dividend Payment Date and ending on and including the calendar day prior to the next Dividend Payment Date (or last Dividend Payment Date in a Dividend Period if there is more than one Dividend Payment Date), shall be equal to the rate per annum that results from the Auction with respect to such Subsequent Dividend Period. The Initial Dividend Period and Subsequent Dividend Period for each series of AMPS is referred to herein as a 'Dividend Period.' Cash dividends shall be calculated as set forth above under 'Dividends--General.'



     Non-Payment Period; Late Charge. A Non-Payment Period will commence if the Fund fails to (i) declare, prior to the close of business on the second Business Day preceding any Dividend Payment Date, for payment on or (to the extent permitted as described below) within three Business Days after such Dividend Payment Date to the persons who held such shares as of 12:00 noon, New York City time, on the Business Day preceding such Dividend Payment Date, the full amount of any dividend on shares of AMPS payable on such Dividend Payment Date or (ii)

deposit, irrevocably in trust, in same-day funds, with the Auction Agent by 12:00 noon, New York City time, (A) on such Dividend Payment Date the full amount of any cash dividend on such shares (if declared) payable on such Dividend Payment Date or (B) on any redemption date for shares of AMPS called for redemption, the Mandatory Redemption Price per share of such AMPS or, in the case of an optional redemption, the Optional Redemption Price per share. Such Non-Payment Period will consist of the period commencing on and including the aforementioned Dividend Payment Date or redemption date, as the case may be, and ending on and including the Business Day on which, by 12:00 noon, New York City time, all unpaid cash dividends and unpaid redemption prices shall have been so deposited or otherwise shall have been made available to the applicable holders in same day funds, provided that a Non-Payment Period for any series of AMPS will not end unless the Fund shall have given at least five days' but no more than 30 days' written notice of such deposit or availability to the Auction Agent, the Securities Depository and all holders of shares of AMPS of such series. Notwithstanding the foregoing, the failure by the Fund to deposit funds as provided for by clauses (ii) (A) or (ii) (B) above within three Business Days after any Dividend Payment Date or redemption date, as the case may be, in each case to the extent contemplated below, shall not constitute a 'Non-Payment Period.' The Applicable Rate for each Dividend Period for shares of AMPS of any series, commencing during a Non-Payment Period, will be equal to the Non-Payment Period Rate; and each Dividend Period commencing after the first day of, and during, a Non-Payment Period shall be a 7-Day Dividend Period in the case of Series A AMPS. Any dividend on shares of AMPS due on any Dividend Payment Date for such shares (if, prior to the close of business on the second Business Day preceding such Dividend Payment Date, the Fund has declared such dividend payable on such Dividend Payment Date to the persons who held such shares as of 12:00 noon, New York City time, on the Business Day preceding such Dividend Payment Date) or redemption price with respect to such shares not paid to such persons when due may be paid to such persons in the same form of funds by 12:00 noon, New York City time, on any of the first three Business Days after such Dividend Payment Date or due date, as the case may be, provided that such amount is accompanied by a late charge calculated for such period of non-payment at the Non-Payment Period Rate applied to the amount of such non-payment based on the actual number of days comprising such period divided by 365. In the case of a willful failure of the Fund to pay a dividend on a Dividend Payment Date or to redeem any shares of AMPS on the date set for such redemption, the preceding sentence shall not apply and the Applicable Rate for the Dividend Period commencing during the Non-Payment Period resulting from such failure shall be the Non-Payment Period Rate. For the purposes of the foregoing, payment to a person in same-day funds on any Business Day at any time will be considered equivalent to payment to that person in New York Clearing House (next-day) funds at the same time on the preceding Business Day, and any payment made after 12:00 noon, New York City time, on any Business Day shall be considered to have been made instead in the same form of funds and to the same person before 12:00 noon, New York City time, on the next Business Day. The Non-Payment Period Rate initially will be 200% of the applicable Reference Rate (or 275% of such rate if the Fund has provided notification to the Auction Agent prior to the Auction establishing the Applicable Rate for any dividend that net capital gains or other taxable income will be included in such dividend on shares of AMPS), provided that the Board of Directors of the Fund shall have the authority to adjust, modify, alter or change from time to time the initial Non-Payment Period Rate if the Board of Directors of the Fund determines and Moody's and S&P (and any Substitute Rating Agency in lieu of Moody's or S&P in the event either of such parties shall not rate the AMPS) advise the Fund in writing that such adjustment, modification, alteration or change will not adversely affect their then-current ratings on the AMPS.



     Restrictions on Dividends and Other Payments. Under the 1940 Act, the Fund may not declare dividends or make other distributions on shares of Common Stock or purchase any such shares if, at the time of the declaration, distribution or purchase, as applicable (and after giving effect thereto), asset coverage (as defined in the 1940 Act) with respect to the outstanding shares of AMPS would be less than 200% (or such other percentage as in the future may be required by law). The Fund estimates that, based on the composition of its portfolio at October 31, 1997, asset coverage with respect to shares of Series A AMPS issued and outstanding on that date was approximately 311%. As of the date of this Prospectus, asset coverage with respect to shares of Series A AMPS issued and outstanding is approximately 307%. Under the Code, the Fund, among other things, must distribute at least 90% of its investment company taxable income each year in order to maintain its qualification for tax treatment as a regulated investment company. The foregoing limitations on dividends, distributions and purchases under certain circumstances may impair the Fund's ability to maintain such qualification. See 'Taxes.'

     Upon any failure to pay dividends on shares of AMPS for two years or more, the holders of the shares of AMPS will acquire certain additional voting rights. See 'Voting Rights' below. Such rights shall be the exclusive remedy of the holders of shares of AMPS upon any failure to pay dividends on shares of the Fund.

     For so long as any shares of AMPS are outstanding, the Fund will not declare, pay or set apart for payment any dividend or other distribution (other than a dividend or distribution paid in shares of, or options, warrants or rights to subscribe for or purchase, Common Stock or other stock, if any, ranking junior to shares of AMPS as to dividends or upon liquidation) in respect of Common Stock or any other stock of the Fund ranking junior to or on a parity with shares of AMPS as to dividends or upon liquidation, or call for redemption, redeem, purchase or otherwise acquire for consideration any shares of Common Stock or any other such junior stock (except by conversion into or exchange for stock of the Fund ranking junior to AMPS as to dividends and upon liquidation) or any such parity stock (except by conversion into or exchange for stock of the Fund ranking junior to or on a parity with AMPS as to dividends and upon liquidation), unless (A) immediately after such transaction, the Fund would have S&P Eligible Assets and Moody's Eligible Assets each with an aggregate Discounted Value equal to or greater than the AMPS Basic Maintenance Amount, and the 1940 Act AMPS Asset Coverage (see 'Asset Maintenance' and 'Redemption' below) would be satisfied, (B) full cumulative dividends on shares of AMPS due on or prior to the date of the transaction have been declared and paid or shall have been declared and sufficient funds for the payment thereof deposited with the Auction Agent, (C) any Additional Dividend required to be paid on or before the date of such declaration or payment has been paid and (D) the Fund has redeemed the full number of shares of AMPS required to be redeemed by any provision for mandatory redemption contained in the Articles Supplementary.



     Additional Dividends. If the Fund retroactively allocates any net capital gains or other income subject to regular Federal income taxes to shares of AMPS without having given advance notice thereof to the Auction Agent as described above under 'The Auction--Auction Date; Advance Notice of Allocation of Taxable Income; Inclusion of Taxable Income in Dividends', which may only happen when such allocation is made as a result of the redemption of all or a portion of the outstanding shares of AMPS or the liquidation of the Fund (the amount of such allocation referred to herein as a 'Retroactive Taxable Allocation'), the Fund, within 90 days (and generally within 60 days) after the end of the Fund's fiscal year for which a Retroactive Taxable Allocation is made, will provide notice thereof to the Auction Agent and to each holder of shares (initially Cede as nominee of the Securities Depository) during such fiscal year at such holder's address as the same appears or last appeared on the stock books of the Fund. The Fund, within 30 days after such notice is given to the Auction Agent, will pay to the Auction Agent (who then will distribute to such holders of shares of AMPS), out of funds legally available therefor, an amount equal to the aggregate Additional Dividend (as defined below) with respect to all Retroactive Taxable Allocations made to such holders during the fiscal year in question. See 'Taxes.'



     An 'Additional Dividend' means payment to a present or former holder of shares of AMPS of an amount which, when taken together with the aggregate amount of Retroactive Taxable Allocations made to such holder with respect to the fiscal year in question, would cause such holder's dividends in dollars (after Federal income tax consequences) from the aggregate of both the Retroactive Taxable Allocations and the Additional Dividend to be equal to the dollar amount of the dividends which would have been received by such holder if the amount of the aggregate Retroactive Taxable Allocations had been excludable from the gross income of such holder. Such Additional Dividend shall be calculated (i) without consideration being given to the time value of money; (ii) assuming that no holder of shares of AMPS is subject to the Federal alternative minimum tax with respect to dividends received from the Fund; and (iii) assuming that each Retroactive Taxable Allocation would be taxable in the hands of each holder of shares of AMPS at the greater of: (a) the maximum marginal regular Federal individual income tax rate applicable to ordinary income or capital gains depending on the taxable character of the distribution (including any surtax); or (b) the maximum regular Federal corporate income tax rate applicable to ordinary income or capital gains depending on the taxable character of the distribution (disregarding in both (a)

and (b) the effect of any state or local taxes and the phase out of, or provision limiting, personal exemptions, itemized deductions, or the benefit of lower tax brackets). Although the Fund generally intends to designate any Additional Dividend as an exempt-interest dividend to the extent permitted by applicable law, it is possible that all or a portion of any Additional Dividend will be taxable to the recipient thereof. See 'Taxes--Tax Treatment of Additional Dividends.' The Fund will not pay a further Additional Dividend with respect to any taxable portion of an Additional Dividend.


     If the Fund does not give advance notice of the amount of taxable income to be included in a dividend on shares of AMPS in the related Auction, as described above under 'The Auction--Auction Date; Advance Notice of Allocation of Taxable Income; Inclusion of Taxable Income in Dividends,' the Fund may include such taxable income in a dividend on shares of AMPS if it increases the dividend by an additional amount calculated as if such income were a Retroactive Taxable Allocation and the additional amount were an Additional Dividend.

ASSET MAINTENANCE

     The Fund will be required to satisfy two separate asset maintenance requirements under the terms of the Articles Supplementary. These requirements are summarized below.

     1940 Act AMPS Asset Coverage. The Fund will be required under the Articles Supplementary to maintain, with respect to shares of AMPS, as of the last Business Day of each month in which any shares of AMPS are outstanding, asset coverage of at least 200% with respect to senior securities which are stock, including the shares of AMPS (or such other asset coverage as in the future may be specified in or under the 1940 Act as the minimum asset coverage for senior securities which are stock of a closed-end investment company as a condition of paying dividends on its common stock) ('1940 Act AMPS Asset Coverage'). If the Fund fails to maintain 1940 Act AMPS Asset Coverage and such failure is not cured as of the last Business Day of the following month (the '1940 Act Cure Date'), the Fund will be required under certain circumstances to redeem certain of the shares of AMPS. See 'Redemption' below.

     As of October 31, 1997, the 1940 Act AMPS Asset Coverage was as follows:



  Value of Fund assets less
liabilities not constituting
      senior securities                   $149,462,819
----------------------------       =      ------------        =           311%
      Senior securities                   $ 48,009,600
  representing indebtedness
   plus liquidation value
    of the shares of AMPS




     As of the date of this Prospectus, the 1940 Act AMPS Asset Coverage is approximately 307%.


     AMPS Basic Maintenance Amount. So long as shares of AMPS are outstanding, the Fund will be required under the Articles Supplementary to maintain as of each Business Day (a 'Valuation Date') S&P Eligible Assets and Moody's Eligible Assets each having in the aggregate a Discounted Value at least equal to the AMPS Basic Maintenance Amount. If the Fund fails to meet such requirement as of any Valuation Date and such failure is not cured on or before the sixth Business Day after such Valuation Date (the 'AMPS Basic Maintenance Cure Date'), the Fund will be required under certain circumstances to redeem certain of the shares of AMPS. Upon any failure to maintain the required Discounted Value, the Fund will use its best efforts to alter the composition of its portfolio to reattain a Discounted Value at least equal to the AMPS Basic Maintenance Amount on or prior to the AMPS Basic Maintenance Cure Date. See 'Redemption'.


     The AMPS Basic Maintenance Amount as of any Valuation Date is defined as the dollar amount equal to (i) the sum of (A) the product of the number of shares of AMPS outstanding on such Valuation Date multiplied by the sum of $25,000 and any applicable redemption premium attributable to the designation of a Premium Call Period; (B) the aggregate amount of cash dividends (whether or not earned or declared) that will have accumulated for each share of AMPS outstanding to (but not including) the end of the current Dividend Period that follows such Valuation Date in the event the then current Dividend Period will end within 49 calendar days of such Valuation Date or through the 49th day after such Valuation Date in the event the then current Dividend Period will not end within 49 calendar days of such Valuation Date; (C) in the event the then current Dividend Period will end within 49 calendar days of such Valuation Date, the aggregate amount of cash dividends that would accumulate at the Maximum Applicable Rate applicable to a Dividend Period of 28 or fewer days on any shares of AMPS outstanding from the end of such Dividend Period through the 49th day after such Valuation Date, multiplied by the larger of the Moody's Volatility Factor and the S&P Volatility Factor determined from time to time by Moody's and S&P, respectively (except that if such Valuation Date occurs during a Non-Payment Period, the cash dividend for purposes of calculation would accumulate at the then current Non-Payment Period Rate); (D) the amount of anticipated Fund expenses for the 90 days subsequent to such Valuation Date; (E) the amount of the Fund's Maximum Potential Additional Dividend Liability as of such Valuation Date; (F) any amounts payable for shares of Common Stock accepted for repurchase at their net asset value pursuant to tender offers by the Fund; and (G) any current liabilities as of such Valuation Date to the extent not reflected in any of (i) (A) through (i) (F) (including, without limitation, and immediately upon determination, any amounts due and payable by the Fund pursuant to repurchase agreements, and any amounts payable for Municipal Bonds purchased as of such Valuation Date) less (ii) either (A) the Discounted Value of any Fund assets, or (B) the face value of any of the Fund's assets if such assets mature prior to or on the date of redemption of AMPS or payment of a liability and are either securities issued or guaranteed by the United States Government or Deposit Securities, in both cases irrevocably deposited by the Fund for the payment of the amount needed to redeem shares of AMPS subject to redemption or to satisfy any of (i) (B) through (i) (G). For purposes of the foregoing, 'Maximum Potential Additional Dividend Liability,' as of any Valuation Date, means the aggregate amount of Additional Dividends that would be due if the Fund were to make Retroactive Taxable Allocations, with respect to any fiscal year, estimated based upon dividends paid and the amount of undistributed realized net capital gains and other taxable income earned by the Fund, as of the end of the calendar month immediately preceding such Valuation Date and assuming such Additional Dividends are fully taxable.


     The Discount Factors and guidelines for determining the market value of the Fund's portfolio holdings have been based on criteria established in connection with rating the AMPS. These factors include, but are not limited to, the sensitivity of the market value of the relevant asset to changes in interest rates, the liquidity and depth of the market for the relevant asset, the credit quality of the relevant asset (for example, the lower the rating of a debt obligation, the higher the related discount factor) and the frequency with which the relevant asset is marked to market. In no event shall the Discounted Value of any asset of the Fund exceed its unpaid principal balance or face amount as of the date of calculation. The Discount Factor relating to any asset of the Fund and the AMPS Basic Maintenance Amount, the assets eligible for inclusion in the calculation of the Discounted Value of the Fund's portfolio and certain definitions and methods of calculation relating thereto may be changed from time to time by the Fund, without shareholder approval, but only in the event the Fund receives written confirmation from S&P, Moody's and any Substitute Rating Agency that any such changes would not impair the ratings then assigned to the shares of AMPS by S&P or Moody's or any Substitute Rating Agency.

     On or before the third Business Day after a Valuation Date on which the Fund fails to maintain S&P Eligible Assets and Moody's Eligible Assets each with an aggregate Discounted Value equal to or greater than the AMPS Basic Maintenance Amount, the Fund is required to deliver to the Auction Agent, Moody's and S&P a report with respect to the calculation of the AMPS Basic Maintenance Amount and the value of its portfolio holdings as of the date of such failure (an 'AMPS Basic Maintenance Report'). Additionally, on or before the third Business Day after the first day of a Special Dividend Period, the Fund will deliver an AMPS Basic Maintenance Report to S&P and the Auction Agent. The Fund also will deliver an AMPS Basic Maintenance Report as of the twenty-fifth day of the last month of each fiscal quarter of the Fund (or, if such day is not a Business Day, the next succeeding Business Day) on or before the third Business Day after such day. Within ten Business Days after delivery of such report relating to the twenty-fifth day of the last month of each fiscal quarter of the Fund (or, if such day is not a Business Day, the next succeeding Business Day), the Fund will deliver a letter prepared by the Fund's independent accountants regarding the accuracy of the calculations made by the Fund in its most recent AMPS Basic Maintenance Report. Also, on or before 5:00 p.m., New York City time, on the first Business Day after shares of Common Stock are repurchased by the Fund, the Fund will complete and deliver to S&P and Moody's an AMPS Basic Maintenance Report as of the close of business on such date that Common Stock is repurchased. If any such letter prepared by the Fund's independent accountants shows that an error was made in the most recent AMPS Basic Maintenance Report, the calculation or determination made by the Fund's independent accountants will be conclusive and binding on the Fund.

REDEMPTION


     Optional Redemption. To the extent permitted under the 1940 Act and under Maryland law, upon giving a Notice of Redemption, as provided below, the Fund, at its option, may redeem shares of AMPS of any series, in whole or in part, out of funds legally available therefor, at the Optional Redemption Price per share on any Dividend Payment Date; provided that no share of AMPS may be redeemed at the option of the Fund during (a) the Initial Dividend Period with respect to a series of shares or (b) a Non-Call Period to which such share is subject. 'Optional Redemption Price' means $25,000 per share of AMPS plus an amount equal to accumulated but unpaid dividends (whether or not earned or declared) to the date fixed for redemption plus any applicable redemption premium, if any, attributable to the designation of a Premium Call Period. In addition, holders of AMPS may be entitled to receive Additional Dividends in the event of redemption of such AMPS to the extent provided herein. See '--Dividends--Additional Dividends.' The Fund has the authority to redeem the AMPS for any reason and may redeem all or part of the outstanding shares of AMPS if it anticipates that the Fund's leveraged capital structure will result in a lower rate of return to holders of Common Stock for any significant period of time than that obtainable if the Common Stock were unleveraged.



     Mandatory Redemption. The Fund will be required to redeem, out of funds legally available therefor, at the Mandatory Redemption Price per share, shares of AMPS to the extent permitted under the 1940 Act and Maryland law, on a date fixed by the Board of Directors, if the Fund fails to maintain S&P Eligible Assets and Moody's Eligible Assets each with an aggregate Discounted Value equal to or greater than the AMPS Basic Maintenance Amount or to satisfy the 1940 Act AMPS Asset Coverage and such failure is not cured on or before the AMPS Basic Maintenance Cure Date or the 1940 Act Cure Date (herein collectively referred to as a 'Cure Date'), as the case may be. 'Mandatory Redemption Price' means $25,000 per share of AMPS plus an amount equal to accumulated but unpaid dividends (whether or not earned or declared) to the date fixed for redemption. In addition, holders of AMPS may be entitled to receive Additional Dividends in the event of redemption of such AMPS to the extent provided herein. See '--Dividends--Additional Dividends.' The number of shares of AMPS to be redeemed will be equal to the lesser of (a) the minimum number of shares of AMPS the redemption of which, if deemed to have occurred immediately prior to the opening of business on the Cure Date, together with all other shares of the Preferred Stock subject to redemption or retirement, would result in the Fund having S&P Eligible Assets and Moody's

Eligible Assets each with an aggregate Discounted Value equal to or greater than the AMPS Basic Maintenance Amount or satisfaction of the 1940 Act AMPS Asset Coverage, as the case may be, on such Cure Date (provided that, if there is no such minimum number of shares the redemption of which would have such result, all shares of AMPS then outstanding will be redeemed), and (b) the maximum number of shares of AMPS, together with all other shares of Preferred Stock subject to redemption or retirement, that can be redeemed out of funds expected to be legally available therefor on such redemption date. In determining the number of shares of AMPS required to be redeemed in accordance with the foregoing, the Fund shall allocate the number required to be redeemed that would result in the Fund having S&P Eligible Assets and Moody's Eligible Assets each with an aggregate Discounted Value equal to or greater than the AMPS Basic Maintenance Amount or satisfaction of the 1940 Act AMPS Asset Coverage, as the case may be, pro rata among shares of AMPS and other Preferred Stock subject to redemption pursuant to provisions similar to those set forth below; provided that, shares of AMPS that may not be redeemed at the option of the Fund due to the designation of a Non-Call Period applicable to such shares (A) will be subject to mandatory redemption only to the extent that other shares are not available to satisfy the number of shares required to be redeemed and (B) will be selected for redemption in an ascending order of outstanding number of days in the Non-Call Period (with shares with the lowest number of days to be redeemed first) and by lot in the event of shares having an equal number of days in such Non-Call Period. The Fund is required to effect such a mandatory redemption not later than 35 days after such Cure Date, except that if the Fund does not have funds legally available for the redemption of all of the required number of shares of AMPS that are subject to mandatory redemption or the Fund otherwise is unable to effect such redemption on or prior to 35 days after such Cure Date, the Fund will redeem those shares of AMPS that it was unable to redeem on the earliest practicable date on which it is able to effect such redemption.


     General. If shares of AMPS of any series are to be redeemed, a notice of redemption will be mailed to each record holder of such shares of AMPS (initially Cede as nominee of the Securities Depository) and to the Auction Agent not less than 17 nor more than 30 days prior to the date fixed for the redemption thereof. Each notice of redemption will include a statement setting forth: (i) the redemption date, (ii) the aggregate number of shares of AMPS of such series to be redeemed, (iii) the redemption price, (iv) the place or places where shares of AMPS of such series are to be surrendered for payment of the redemption price, (v) a statement that dividends on the shares to be redeemed will cease to accumulate on such redemption date (except that holders may be entitled to Additional Dividends) and (vi) the provision of the Articles Supplementary pursuant to which such shares are being redeemed. The notice also will be published in The Wall Street Journal. No defect in the notice of redemption or in the mailing or publication thereof will affect the validity of the redemption proceedings, except as required by applicable law.

     In the event that less than all of the outstanding shares of any series of AMPS are to be redeemed, the series and number of shares to be redeemed will be selected by lot or such other method as the Fund shall deem fair and equitable, and the results thereof will be communicated to the Auction Agent. The Auction Agent will give notice to the Securities Depository, whose nominee will be the record holder of all shares of AMPS, and the Securities Depository will determine the number of shares to be redeemed from the account of the Agent Member of each Existing Holder. Each Agent Member will determine the number of shares to be redeemed from the account of each Existing Holder for which it acts as agent. An Agent Member may select for redemption shares from the accounts of some Existing Holders without selecting for redemption any shares from the accounts of other Existing Holders. Notwithstanding the foregoing, if neither the Securities Depository nor its nominee is the record holder of all of the shares, the particular shares to be redeemed shall be selected by the Fund by lot or by such other method as the Fund shall deem fair and equitable.

     If the Fund gives notice of redemption, and concurrently or thereafter deposits in trust with the Auction Agent, or segregates in an account at the Fund's custodian bank for the benefit of the Auction Agent, Deposit Securities (with a right of substitution) having an aggregate Discounted Value (utilizing in the case of S&P an S&P Exposure Period of 22 Business Days) equal to the redemption payment for the shares of AMPS as to which notice of redemption has been given, with irrevocable instructions and authority to pay the redemption price to the record holders thereof, then upon the date of such deposit or, if no such deposit is made, upon such date fixed for redemption (unless the Fund shall default in making payment of the redemption price), all rights of the holders of such shares called for redemption will cease and terminate, except the right of such holders to receive the redemption price thereof and any Additional Dividends, but without interest, and such shares no longer will be deemed to be outstanding. The Fund will be entitled to receive, from time to time, the interest, if any, earned on such Deposit Securities deposited with the Auction Agent, and the holders of any shares so redeemed will have no claim to any such interest. Any funds so deposited which are unclaimed at the end of one year from such redemption date will be repaid, upon demand, to the Fund, after which the holders of the shares of AMPS so called for redemption may look only to the Fund for payment thereof.

     So long as any shares of AMPS are held of record by the nominee of the Securities Depository (initially Cede), the redemption price for such shares will be paid on the redemption date to the nominee of the Securities Depository. The Securities Depository's normal procedures now provide for it to distribute the amount of the redemption price to Agent Members who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

     Notwithstanding the provisions for redemption described above, no shares of AMPS shall be subject to optional redemption (i) unless all dividends in arrears on the outstanding shares of AMPS, and all capital stock of the Fund ranking on a parity with the AMPS with respect to the payment of dividends or upon liquidation, have been or are being contemporaneously paid or declared and set aside for payment and (ii) if redemption thereof would result in the Fund's failure to maintain Moody's Eligible Assets or S&P Eligible Assets with an aggregate Discounted Value equal to or greater than the AMPS Basic Maintenance Amount.

LIQUIDATION RIGHTS

     Upon any liquidation, dissolution or winding up of the Fund, whether voluntary or involuntary, the holders of shares of all series of AMPS will be entitled to receive, out of the assets of the Fund available for distribution to shareholders, before any distribution or payment is made upon any shares of Common Stock or any other capital stock of the Fund ranking junior in right of payment upon liquidation of AMPS, $25,000 per share together with the amount of any dividends accumulated but unpaid (whether or not earned or declared) thereon to the date of distribution, and after such payment the holders of AMPS will be entitled to no other payments except for any Additional Dividends. If such assets of the Fund shall be insufficient to make the full liquidation payment on each outstanding series of AMPS and liquidation payments on any other outstanding class or series of Preferred Stock of the Fund ranking on a parity with the AMPS as to payment upon liquidation, then such assets will be distributed among the holders of each such series of AMPS and the holders of shares of such other class or series ratably in proportion to the respective preferential amounts to which they are entitled. After payment of the full amount of liquidation distribution to which they are entitled, the holders of AMPS will not be entitled to any further participation in any distribution of assets by the Fund except for any Additional Dividends. A consolidation, merger or share exchange of the Fund with or into any other entity or entities or a sale, whether for cash, shares of stock, securities or properties, of all or substantially all or any part of the assets of the Fund shall not be deemed or construed to be a liquidation, dissolution or winding up of the Fund.

VOTING RIGHTS

     Except as otherwise indicated in this Prospectus and except as otherwise required by applicable law, holders of shares of AMPS will be entitled to one vote per share on each matter submitted to a vote of stockholders and will vote together with holders of shares of Common Stock as a single class.

     In connection with the election of the Fund's directors, holders of shares of AMPS and any other Preferred Stock, voting as a separate class, shall be entitled at all times to elect two of the Fund's directors, and the remaining directors will be elected by holders of shares of Common Stock and shares of AMPS and any other Preferred Stock, voting together as a single class. In addition, if at any time dividends on outstanding shares of AMPS shall be unpaid in an amount equal to at least two full years' dividends thereon or if at any time holders of any shares of Preferred Stock are entitled, together with the holders of AMPS, to elect a majority of the directors of the Fund under the 1940 Act, then the number of directors constituting the Board of Directors automatically shall be increased by the smallest number that, when added to the two directors elected exclusively by the holders of shares of AMPS and any other Preferred Stock as described above, would constitute a majority of the Board of Directors as so increased by such smallest number, and at a special meeting of shareholders which will be called and held as soon as practicable, and at all subsequent meetings at which directors are to be elected, the holders of shares of AMPS and any other Preferred Stock, voting as a separate class, will be entitled to elect the smallest number of additional directors that, together with the two directors which such holders in any event will be entitled to elect, constitutes a majority of the total number of directors of the Fund as so increased. The terms of office of the persons who are directors at the time of that election will continue. If the Fund thereafter shall pay, or declare and set apart for payment in full, all dividends payable on all outstanding shares of AMPS and any other Preferred Stock for all past Dividend Periods, the additional voting rights of the holders of shares of AMPS and any other Preferred Stock as described above shall cease, and the terms of office of all of the additional directors elected by the holders of shares of AMPS and any other Preferred Stock (but not of the directors with respect to whose election the holders of Common Stock were entitled to vote or the two directors the holders of shares of AMPS and any other Preferred Stock have the right to elect in any event) will terminate automatically.


     The affirmative vote of a majority of the votes entitled to be cast by holders of outstanding shares of AMPS and any other Preferred Stock, voting as a separate class, will be required to (i) authorize, create or issue (other than with respect to the issuance of the AMPS authorized by the Articles Supplementary), or increase the authorized or issued aggregate stated capital amount of (other than with respect to the issuance of the AMPS authorized by the Articles Supplementary), any class or series of stock ranking prior to or on parity with any series of Preferred Stock with respect to the payment of dividends or the distribution of assets on liquidation, or increase the authorized aggregate stated capital amount of AMPS or any other Preferred Stock or (ii) amend, alter or repeal the provisions of the Articles of Incorporation, whether by merger, consolidation or otherwise, so as to adversely affect any of the contract rights expressly set forth in the Articles of Incorporation of holders of shares of AMPS or any other Preferred Stock. To the extent permitted under the 1940 Act, in the event shares of more than one series of AMPS are outstanding, the Fund shall not approve any of the actions set forth in clause
(i) or (ii) which adversely affects the contract rights expressly set forth in the Articles of Incorporation of a holder of shares of a series of AMPS differently than those of a holder of shares of any other series of AMPS without the affirmative vote of at least a majority of votes entitled to be cast by holders of the shares of AMPS of each series adversely affected and outstanding at such time (each such adversely affected series voting separately as a class). The Board of Directors, however, without shareholder approval, may amend, alter or repeal any or all of the various rating agency guidelines described herein in the event the Fund receives confirmation from the rating agencies that any such amendment, alteration or repeal would not impair the ratings then assigned to shares of AMPS. Unless a higher percentage is provided for under '--Certain
Provisions in the Articles of Incorporation', the affirmative vote of a majority of the votes entitled to be cast by holders of outstanding shares of AMPS and any other Preferred Stock, voting as a separate class, will be required to approve any plan of reorganization (including bankruptcy proceedings) adversely affecting such shares or any action requiring a vote of security holders under
Section 13(a) of the 1940 Act including, among other things, changes in the Fund's investment objective or changes in the investment restrictions described as fundamental policies under 'Investment Objective and Policies.' The class vote of holders of shares of AMPS and any other Preferred Stock described above in each case will be in addition to a separate vote of the requisite percentage of shares of Common Stock and shares of AMPS and any other Preferred Stock, voting together as a single class, necessary to authorize the action in question.


     The foregoing voting provisions will not apply to any series of AMPS if, at or prior to the time when the act with respect to which such vote otherwise would be required shall be effected, such shares shall have been (i) redeemed or
(ii) called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

                            INVESTMENT RESTRICTIONS

     The following are fundamental investment restrictions of the Fund and may not be changed without the approval of the holders of a majority of the Fund's outstanding shares of Common Stock and the outstanding shares of AMPS and any other Preferred Stock, voting as a single class, and a majority of the outstanding shares of AMPS and any other Preferred Stock, voting as a separate class (which for this purpose and under the 1940 Act means the lesser of (i) 67% of the shares of each class of capital stock represented at a meeting at which more than 50% of the outstanding shares of each class of capital stock are represented or (ii) more than 50% of the outstanding shares of each class of capital stock). The Fund may not:

          1. Make investments for the purpose of exercising control or management.

          2. Purchase or sell real estate, real estate limited partnerships, commodities or commodity contracts; provided that the Fund may invest in securities directly or indirectly secured by real estate or interests therein or issued by companies that invest in real estate or interests therein, and the Fund may purchase and sell financial futures contracts and options thereon.

          3.  Issue senior securities or borrow money, except as permitted by
     Section 18 of the 1940 Act.

          4. Underwrite securities of other issuers except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the '1933 Act'), in selling portfolio securities.

          5. Make loans to other persons, except that the Fund may purchase Municipal Bonds and other debt securities in accordance with its investment objective, policies and limitations.

          6. Invest more than 25% of its total assets (taken at market value at the time of each investment) in securities of issuers in a single industry; provided that, for purposes of this restriction, states, municipalities and their political subdivisions are not considered to be part of any industry.


     Additional investment restrictions adopted by the Fund, which may be changed by the Board of Directors, without shareholder approval, provide that the Fund may not:



          a. Purchase securities of other investment companies, except to the extent that such purchases are permitted by applicable law. Applicable law currently prohibits the Fund from purchasing the securities of other investment companies except if immediately thereafter not more than (i) 3% of the total outstanding voting stock of such company is owned by the Fund,
     (ii) 5% of the Fund's total assets, taken at market value, would be invested in any one such company, (iii) 10% of the Fund's total assets, taken at market value, would be invested in such securities, and (iv) the Fund, together with other investment companies having the same investment adviser and companies controlled by such companies, owns not more than 10% of the total outstanding stock of any one closed-end investment company.

          b. Mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any securities owned or held by the Fund except as may be necessary in connection with borrowings mentioned in investment restriction (3) above or except as may be necessary in connection with transactions in financial futures contracts and options thereon.

          c. Purchase any securities on margin, except that the Fund may obtain such short-term credit as may be necessary for the clearance of purchases and sales of portfolio securities (the deposit or payment by the Fund of initial or variation margin in connection with financial futures contracts and options thereon is not considered the purchase of a security on margin).

          d. Make short sales of securities or maintain a short position or invest in put, call, straddle or spread options, except that the Fund may write, purchase and sell options and futures on Municipal Bonds, United States Government obligations and related indices or otherwise in connection with bona fide hedging activities and may purchase and sell Call Rights to require mandatory tender for the purchase of related Municipal Bonds.


     For so long as shares of AMPS are rated by Moody's, the Fund will not change these additional investment restrictions unless it receives written confirmation from Moody's that engaging in such transactions would not impair the rating then assigned to the shares of AMPS by Moody's.

     If a percentage restriction on investment policies or the investment or use of assets set forth above is adhered to at the time a transaction is effected, later changes in percentages resulting from changing values will not be considered a violation.


     The Fund has no intention to file a voluntary application for relief under Federal bankruptcy law or any similar application under state law for so long as the Fund is solvent and does not foresee becoming insolvent.



     The Investment Adviser and Merrill Lynch share a common parent, Merrill Lynch & Co., Inc. ('ML & Co.'). Because of the affiliation of Merrill Lynch with the Investment Adviser, the Fund is prohibited from engaging in certain transactions involving Merrill Lynch except pursuant to an exemptive order of the Commission or otherwise in compliance with the provisions of the 1940 Act and the rules and regulations thereunder. Included among such restricted transactions will be purchases from or sales to Merrill Lynch of securities in transactions in which Merrill Lynch acts as principal. An exemptive order has been obtained that permits the Fund to effect principal transactions with Merrill Lynch in high quality, short-term, tax-exempt securities subject to conditions set forth in such order. The Fund does not presently intend to request an order permitting other principal transactions with Merrill Lynch.


                             DIRECTORS AND OFFICERS


     Information about the Directors, executive officers and the portfolio manager of the Fund, including their ages and their principal occupations for at least the last five years is set forth below. Unless otherwise noted, the address of each Director and executive officer is P.O. Box 9011, Princeton, New Jersey 08543-9011.



     ARTHUR ZEIKEL (65)--President and Director(1)(2)--Chairman of the Investment Adviser (which term, as used herein, includes its corporate predecessors) and of MLAM (which term, as used herein, includes its corporate predecessors) since 1997; President of the Investment Adviser from 1977 to 1997; President of MLAM from 1977 to 1997; President and Director of Princeton Services, Inc. ('Princeton Services') from 1993 to 1997; Executive Vice President of ML & Co. since 1990.

     RONALD W. FORBES (57)--Director(2)--1400 Washington Avenue, Albany, New York 12222. Professor of Finance, School of Business, State University of New York at Albany since 1989.



     CYNTHIA A. MONTGOMERY (45)--Director(2)--Harvard Business School, Soldiers Field Road, Boston, Massachusetts 02163. Professor, Harvard Business School since 1989; Associate Professor, J.L. Kellogg Graduate School of Management, Northwestern University from 1985 to 1989; Assistant Professor, Graduate School of Business Administration, The University of Michigan from 1979 to 1985; Director, UNUM Corporation since 1990 and Director of Newell Co. since 1995.



     CHARLES C. REILLY (66)--Director(2)--9 Hampton Harbor Road, Hampton Bays, New York 11946. Self-employed financial consultant since 1990; President and Chief Investment Officer of Verus Capital, Inc. from 1979 to 1990; Senior Vice President of Arnhold and S. Bleichroeder, Inc. from 1973 to 1990; Adjunct Professor, Columbia University Graduate School of Business from 1990 to 1991; Adjunct Professor, Wharton School, The University of Pennsylvania from 1989 to 1990; Partner, Small Cities Cable Television since 1986.



     KEVIN A. RYAN (65)--Director(2)--127 Commonwealth Avenue, Chestnut Hill, Massachusetts 02167. Founder and current Director of The Boston University Center for the Advancement of Ethics and Character; Professor of Education at Boston University since 1982; formerly taught on the faculties of The University of Chicago, Stanford University and Ohio State University.



     RICHARD R. WEST (59)--Director(2)--Box 604, Genoa, Nevada 89411. Professor of Finance since 1984, and Dean from 1984 to 1993, and currently Dean Emeritus of New York University, Leonard N. Stern School of Business Administration; Director of Bowne & Co., Inc. (financial printers), Vornado, Inc. (real estate holding company) and Alexander's Inc. (real estate company).



     TERRY K. GLENN (57)--Executive Vice President(1)(2)--Executive Vice President of the Investment Adviser and MLAM since 1983; Executive Vice President and Director of Princeton Services since 1993; President of Merrill Lynch Funds Distributor, Inc. ('MLFD') since 1986 and Director thereof since 1991; President of Princeton Administrators, L.P. since 1988.



     VINCENT R. GIORDANO (53)--Senior Vice President(1)(2)--Senior Vice President of the Investment Adviser and MLAM since 1984; Senior Vice President of Princeton Services since 1993; Vice President of MLAM from 1980 to 1984.



     DONALD C. BURKE (37)--Vice President(1)(2)-- First Vice President of MLAM since 1997; Vice President of MLAM from 1990 to 1997 and Director of Taxation of MLAM since 1990.



     KENNETH A. JACOB--(46)--Vice President(1)(2)--First Vice President of MLAM since 1997; Vice President of MLAM from 1984 to 1997.



     JOHN M. LOFFREDO, CFA (34)--Vice President and Portfolio
Manager(1)(2)--First Vice President of MLAM since 1997; Vice President of MLAM from 1991 to 1997.




     ROBERT A. DIMELLA, CFA (31)--Vice President and Portfolio
Manager(1)(2)--Vice President of MLAM since 1997; Assistant Vice President of MLAM from 1995 to 1997; employee of MLAM since 1993; Assistant Portfolio Manager with Prudential Investment Advisors from 1992 to 1993; Research Associate with Prudential Investment Corporation from 1989 to 1992.



     GERALD M. RICHARD (48)--Treasurer(1)(2)--Senior Vice President and Treasurer of the Investment Adviser and MLAM since 1984; Senior Vice President and Treasurer of Princeton Services since 1993; Vice President of MLFD since 1981 and Treasurer since 1984.

     PATRICK D. SWEENEY (43)--Secretary(1)(2)--First Vice President of MLAM since 1997; Vice President of MLAM from 1990 to 1997..

---------------
(1) Interested person, as defined in the 1940 Act, of the Fund.

(2) Such Director or officer is a director, trustee, officer or member of the advisory board of one or more investment companies for which the Investment Adviser or MLAM acts as investment adviser.

     At November 30, 1997, the officers and Directors of the Fund as a group (14 persons) owned an aggregate of less than 1% of the outstanding shares of the common stock and the Series A AMPS, respectively, and less than 1% of the outstanding shares of Common Stock of ML & Co.


     In connection with the election of the Fund's Directors, holders of shares of Series A AMPS and other preferred stock, voting as a separate class, are entitled to elect two of the Fund's Directors, and the remaining Directors will be elected by all holders of capital stock, voting as a single class. Messrs. Forbes and Reilly have been designated as the Directors to be elected by holders of the preferred stock. See 'Description of Capital Stock.'

COMPENSATION OF DIRECTORS


     Pursuant to the terms of the investment advisory agreement between the Fund and the Investment Adviser (the 'Investment Advisory Agreement'), the Investment Adviser pays all compensation of officers and employees of the Fund as well as the fees of all Directors of the Fund who are affiliated persons of ML & Co. or its subsidiaries. The Fund pays each Director not affiliated with the Investment Adviser (each a 'non-affiliated Director') an annual fee of $3,000 plus $400 per meeting attended, and pays all Director's actual out-of-pocket expenses relating to attendance at meetings. The Fund also pays members of its Audit and Nominating Committee (the 'Committee'), which consists of all of the non-affiliated Directors, an annual fee of $900. The Chairman of the Committee receives an additional annual fee of $1,000. For fiscal year ended October 31, 1997, fees and expenses paid to the non-affiliated Directors that were allocated to the Fund aggregated $24,576.



     The following table sets forth compensation paid by the Fund to the non-affiliated Directors for the fiscal year ended October 31, 1997, and the aggregate compensation paid by all investment companies advised by the Investment Adviser and its affiliate, MLAM ('FAM/MLAM Advised Funds'), to the non-affiliated Directors for the calendar year ended December 31, 1996.



                                                                                                        TOTAL
                                                                                                     COMPENSATION
                                                                                PENSION OR          FROM FUND AND
                                                             AGGREGATE      RETIREMENT BENEFITS    FAM/MLAM ADVISED
                                                            COMPENSATION    ACCRUED AS PART OF      FUNDS PAID TO
NAME OF DIRECTOR                                             FROM FUND         FUND EXPENSE          DIRECTORS(1)
---------------------------------------------------------   ------------    -------------------    ----------------
Ronald W. Forbes.........................................      $4,600               None               $142,500
Cynthia A. Montgomery....................................      $4,600               None               $142,500
Charles C. Reilly........................................      $5,600               None               $293,833
Kevin A. Ryan............................................      $4,600               None               $142,500
Richard R. West..........................................      $4,600               None               $269,833


------------------

(1) The Directors serve on the boards of FAM/MLAM Advised Funds as follows: Mr. Forbes (29 registered investment companies consisting of 42 portfolios); Ms. Montgomery (29 registered investment companies consisting of 42 portfolios); Mr. Reilly (47 registered investment companies consisting of 60 portfolios); Mr. Ryan (29 registered investment companies consisting of 42 portfolios); and Mr. West (48 registered investment companies consisting of 70 portfolios).

              INVESTMENT ADVISORY AND ADMINISTRATIVE ARRANGEMENTS


     The Investment Adviser, an affiliate of MLAM, which is owned and controlled by ML & Co., a financial services holding company and the parent of Merrill Lynch, provides the Fund with investment advisory and administrative services. The Investment Adviser or MLAM acts as the investment adviser for over 140 other registered investment companies. The Investment Adviser also offers portfolio management and portfolio analysis services to individuals and institutions. As of November 30, 1997, the Investment Adviser and MLAM had a total of approximately $273.9 billion in investment company and other assets under management (including $34.1 billion in municipal securities), including accounts of certain affiliates of the Investment Adviser. The Investment Adviser is a limited partnership, the partners of which are ML & Co. and Princeton Services. The principal business address of the Investment Adviser is 800 Scudders Mill Road, Plainsboro, New Jersey 08536.



     The Investment Advisory Agreement provides that, subject to the supervision of the Board of Directors of the Fund, the Investment Adviser is responsible for the actual management of the Fund's portfolio. The responsibility for making decisions to buy, sell or hold a particular security rests with the Investment Adviser, subject to review by the Board of Directors. The Fund's portfolio managers will consider analyses from various sources, make the necessary investment decisions, and place orders for transactions accordingly. The Investment Adviser will also be responsible for the performance of certain management services for the Fund. Robert A. DiMella, CFA, and John M. Loffredo are the portfolio managers for the Fund and are primarily responsible for the day-to-day management.



     For the services provided by the Investment Adviser under the Investment Advisory Agreement, the Fund pays a monthly fee at an annual rate of 0.50 of 1% of the Fund's average daily net assets (i.e., the average daily value of the total assets of the Fund, including proceeds from the issuance of shares of preferred stock, minus the sum of accrued liabilities of the Fund and accumulated dividends on the shares of Preferred Stock). For purposes of this calculation, average daily net assets are determined at the end of each month on the basis of the average net assets of the Fund for each day during the month.


     Under the terms of an administration agreement with the Fund (the 'Administration Agreement'), the Investment Adviser also performs or arranges for the performance of the administrative services (i.e., services other than investment advice and related portfolio activities) necessary for the operation of the Fund, including paying all compensation of and furnishing office space for officers and employees of the Fund connected with investment and economic research, trading and investment management of the Fund, as well as the compensation of all Directors of the Fund who are affiliated persons of the Investment Adviser or any of its affiliates.



     For the administrative services rendered to the Fund and the facilities furnished, the Fund pays the Investment Adviser a monthly fee at an annual rate of 0.25 of 1% of the Fund's average daily net assets determined in the same manner as the fee payable by the Fund under the Investment Advisory Agreement. The Investment Adviser may pay a portion of the fee received pursuant to the Administration Agreement to its affiliate, Merrill Lynch, for administrative services rendered in connection with the shares of AMPS. The combined advisory and administration fees are greater than the advisory fees paid by most funds, but are similar in amount to the fees paid by other continuously offered, closed-end funds.



     For the period November 3, 1995 (commencement of operations) to October 31, 1996, and for the fiscal year ended October 31, 1997, the fee paid by the Fund to the Investment Adviser pursuant to the Investment Advisory Agreement was $446,931 and $657,929, respectively and the fee paid by the Fund pursuant to the Administration Agreement was $223,466 and $328,965, respectively (such fees based on average daily net assets of approximately $89.9 million and $82.9 million, respectively). For the period November 3, 1995 (commencement of operations) to October 31, 1996, and the for the fiscal year ended October 31, 1997, the Investment Adviser voluntarily waived $419,740 and $424,822, respectively, of the fee paid by the Fund pursuant to the Investment Advisory Agreement and voluntarily reimbursed the Fund additional expenses of $231,006 and $0, respectively.



     The Fund pays all other expenses incurred in the operation of the Fund, including, among other things, expenses for legal and auditing services, taxes, listing fees, if any, costs of printing proxies, stock certificates and shareholder reports, charges of the Custodian and the Transfer Agent, Dividend Disbursing Agent and Shareholder Servicing Agent, expenses of registering the shares under Federal and state securities laws, fees and expenses with respect to the issuance of preferred shares or any borrowing, Commission fees, fees and expenses of non-affiliated Directors, accounting and pricing costs, insurance, interest, brokerage costs, litigation and other extraordinary or non-recurring expenses, mailing and other expenses properly payable by the Fund. Accounting services are provided to the Fund by the Investment Adviser, and the Fund reimburses the Investment Adviser for its costs in connection with such services. For the period November 3, 1995 (commencement of operations) to October 31, 1996, the reimbursement for such services was $60,526. For the fiscal year ended October 31, 1997, such reimbursement aggregated $61,452.



     Unless earlier terminated as described below, the Investment Advisory and

Administration Agreements will remain in effect from year to year if approved annually (a) by the Board of Directors of the Fund or by the shareholders representing a majority of the outstanding shares of the Fund and (b) by a majority of the Directors who are not parties to such contracts or interested persons (as defined in the 1940 Act) of any such party. Such contracts are not assignable and may be terminated without penalty on 60 days' written notice at the option of either party thereto or by the vote of the shareholders of the Fund.



     Securities held by the Fund may also be held by, or be appropriate investments for, other funds or investment advisory clients for which the Investment Adviser or its affiliates act as an adviser. Because of different objectives or other factors, a particular security may be bought for one or more clients when one or more clients are selling the same security. If purchases or sales of securities by the Investment Adviser for the Fund or other funds for which it acts as investment adviser or for advisory clients arise for consideration at or about the same time, transactions in such securities will be made, insofar as feasible, for the respective funds and clients in a manner deemed equitable to all. To the extent that transactions on behalf of more than one client of the Investment Adviser or its affiliate during the same period may increase the demand for securities being purchased or the supply of securities being sold, there may be an adverse effect on price.



     Code of Ethics. The Board of Directors of the Fund has adopted a Code of Ethics pursuant to Rule 17j-1 under the 1940 Act that incorporates the Code of Ethics of the Investment Adviser (together, the 'Codes'). The Codes significantly restrict the personal investing activities of all employees of the Investment Adviser and, as described below, impose additional, more onerous, restrictions on fund investment personnel.



     The Codes require that all employees of the Investment Adviser preclear any personal securities investment (with limited exceptions, such as government securities). The preclearance requirement and associated procedures are designed to identify any substantive prohibition or limitation applicable to the proposed investment. The substantive restrictions applicable to all employees of the Investment Adviser include a ban on acquiring any securities in a 'hot' initial public offering and a prohibition from profiting on short-term trading in securities. In addition, no employee may purchase or sell any security that at the time is being purchased or sold (as the case may be), or to the knowledge of the employee is being considered for purchase or sale, by any fund advised by the Investment Adviser. Furthermore, the Codes provide for trading 'blackout periods', which prohibit trading by investment personnel of the Fund within periods of trading by the Fund in the same (or equivalent) security (15 or 30 days depending upon the transaction).



     Transfer Agency Services.  Merrill Lynch Financial Data Services, Inc. (the

'Transfer Agent'), acts as the Fund's transfer agent for the Common Stock pursuant to a Transfer Agency, Dividend Disbursing Agency and

Shareholder Servicing Agency Agreement (the 'Transfer Agency Agreement'). Pursuant to the Transfer Agency Agreement, the Transfer Agent is responsible for the issuance, transfer and tender of shares of Common Stock and the opening and maintenance of shareholder accounts. Pursuant to the Transfer Agency Agreement, the Transfer Agent receives an annual fee of up to $14.00 per shareholder account, and is entitled to reimbursement for certain transaction charges for out-of-pocket expenses incurred by the Transfer Agent under the Transfer Agency Agreement. Additionally, a $.20 monthly closed account charge will be assessed on all accounts that close during the calendar year. Application of this fee will commence the month following the month the account is closed. At the end of the calendar year, no further fees will be due. For purposes of the Transfer Agency Agreement, the term 'account' includes a shareholder account maintained directly by the Transfer Agent and any other account representing the beneficial interest of a person in the relevant share class on a recordkeeping system, provided the recordkeeping system is maintained by a subsidiary of ML & Co. For the period November 3, 1995 (commencement of operations) to October 31, 1996, and for the fiscal year ended October 31, 1997 the total fees paid by the Fund to the Transfer Agent were $71,704 and $113,071, respectively, pursuant to the Transfer Agency Agreement.


                             PORTFOLIO TRANSACTIONS


     Subject to policies established by the Board of Directors of the Fund, the Investment Adviser is primarily responsible for the execution of the Fund's portfolio transactions. In executing such transactions, the Investment Adviser seeks to obtain the best results for the Fund, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution and operational facilities of the firm involved and the firm's risk in positioning a block of securities. While the Investment Adviser generally seeks reasonably competitive commission rates, the Fund does not necessarily pay the lowest commission or spread available. For the period November 3, 1995 (commencement of operations) to October 31, 1996, the Fund did not pay any brokerage commissions and for the fiscal year ended October 31, 1997 the Fund paid $1,950 in such commissions.



     The Fund has no obligation to deal with any broker or dealer in the execution of transactions in portfolio securities. Subject to obtaining the best price and execution, securities firms that provide supplemental investment research to the Investment Adviser, including Merrill Lynch, may receive orders for transactions by the Fund. Information so received will be in addition to and not in lieu of the services required to be performed by the Investment Adviser under the Investment Advisory Agreement, and the expenses of the Investment Adviser will not necessarily be reduced as a result of the receipt of such supplemental information.



     The securities in which the Fund will invest are traded in the over-the-counter markets, and the Fund intends to deal directly with the dealers who make markets in the securities involved, except in those circumstances where better prices and execution are available elsewhere. Under the 1940 Act, except as permitted by exemptive order, persons affiliated with the Fund are prohibited from dealing with the Fund as principal in the purchase and sale of securities. Since transactions in the over-the-counter market usually involve transactions with dealers acting as principal for their own account, the Fund will not deal with affiliated persons, including Merrill Lynch and its affiliates, in connection with such transactions except that, pursuant to an exemptive order obtained by the Investment Adviser, the Fund may engage in principal transactions with Merrill Lynch in high quality, short-term, tax-exempt securities. See 'Investment Restrictions.' For the period November 3, 1995 (commencement of operations) to October 31, 1996, and for the fiscal year ended October 31, 1997 the Fund engaged in no transactions pursuant to such order. However, affiliated persons of the Fund may serve as its broker in over-the-counter transactions conducted on an agency basis.

     The Fund may not purchase securities, including Municipal Bonds, during the existence of any underwriting syndicate of which Merrill Lynch is a member or in a private placement in which Merrill Lynch serves as placement agent except pursuant to procedures approved by the Directors of the Fund which either comply with rules adopted by the Commission or with interpretations of the Commission Staff. Rule 10f-3 under the 1940 Act sets forth conditions under which the Fund may purchase municipal bonds from an underwriting syndicate of which Merrill Lynch is a member. The rule sets forth requirements relating to, among other things, the terms of an issue of municipal bonds purchased by the Fund, the amount of municipal bonds that may be purchased in any one issue and the assets of the Fund that may be invested in a particular issue.


     The Fund may also make loans to tax-exempt borrowers in individually negotiated transactions with the borrower. Because an active trading market may not exist for such securities, the prices that the Fund may pay for these securities or receive on their resale may be lower than that for similar securities with a more liquid market.

PORTFOLIO TURNOVER


     Generally, the Fund does not purchase securities for short-term trading profits. However, the Fund may dispose of securities without regard to the time they have been held when such action, for defensive or other reasons, appears advisable to its Investment Adviser. The portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the particular fiscal year by the monthly average of the value of the portfolio securities owned by the Fund during the particular fiscal year. For purposes of determining this rate, all securities whose maturities at the time of acquisition are one year or less are excluded. For the period November 3, 1995 (commencement of operations) to October 31, 1996 and fiscal year ended October 31, 1997 the Fund's portfolio turnover rates were 234.41% and 144.34% respectively. Portfolio turnover rates tend to be high for funds in their first few years of operations. The Fund purchases temporary holdings until more, appropriate, long-term investments are acquired. This strategy continues until the Fund "matures" into a portfolio of core holdings enabling it to meet its investment objectives.


                                     TAXES

GENERAL


     The Fund intends to continue to qualify for the special tax treatment afforded regulated investment companies ('RICs') under the Code. As long as it so qualifies, in any taxable year in which it distributes at least 90% of its taxable net income and 90% of its tax-exempt net income (see below), the Fund (but not its shareholders) will not be subject to Federal income tax to the extent that it distributes its net investment income and net realized capital gains. The Fund intends to distribute substantially all of such income.



     The Code requires a RIC to pay a nondeductible 4% excise tax to the extent the RIC does not distribute, during each calendar year, 98% of its ordinary income, determined on a calendar year basis, and 98% of its capital gains, determined, in general, on an October 31 year-end, plus certain undistributed amounts from previous years. The required distributions, however, are based only on the taxable income of a RIC. The excise tax, therefore, generally will not apply to the tax-exempt income of a RIC, such as the Fund, that pays exempt-interest dividends.



     The Internal Revenue Service (the 'IRS'), in a revenue ruling, held that certain auction rate preferred stock would be treated as stock for Federal income tax purposes. The terms of the AMPS are substantially similar, but not identical, to the auction rate preferred stock discussed in the revenue ruling, and in the opinion of Brown & Wood LLP, counsel to the Fund, the shares of AMPS will constitute stock of the Fund and distributions with respect to shares of AMPS (other than distributions in redemption of shares of AMPS subject to Section 302(b) of the Code) will constitute dividends to the extent of the Fund's current and accumulated earnings and profits as calculated for Federal income tax purposes.

Nevertheless, it is possible that the IRS might take a contrary position, asserting, for example, that the shares of AMPS constitute debt of the Fund. If this position were upheld, the discussion of the treatment of distributions below would not apply. Instead, distributions by the Fund to holders of shares of AMPS would constitute interest, whether or not they exceeded the earnings and profits of the Fund, would be included in full in the income of the recipient and would be taxed as ordinary income. Counsel believes that such a position, if asserted by the IRS, would be unlikely to prevail.



     The Fund intends to qualify to pay 'exempt-interest' dividends as defined in Section 852(b)(5) of the Code. Under such section if, at the close of each quarter of its taxable year, at least 50% of the value of its total assets consists of obligations exempt from Federal income tax ('tax-exempt obligations') under Section 103(a) of the Code (relating generally to obligations of a state or local governmental unit), the Fund will be qualified to pay exempt-interest dividends to its shareholders. Exempt-interest dividends are dividends or any part thereof paid by the Fund which are attributable to interest on tax-exempt obligations and designated by the Fund as exempt-interest dividends in a written notice mailed to the Fund's shareholders within 60 days after the close of its taxable year. To the extent that the dividends distributed to the Fund's shareholders are derived from interest income exempt from tax under Code Section 103(a) and are properly designated as exempt-interest dividends, they will be excludable from a shareholder's gross income for Federal income tax purposes. Exempt-interest dividends are included, however, in determining the portion, if any, of a person's social security and railroad retirement benefits subject to Federal income taxes. Interest on indebtedness incurred or continued to purchase or carry Fund shares will not be deductible by the investor for Federal income tax purposes, to the extent attributable to exempt-interest dividends. Shareholders are advised to consult their tax advisers with respect to whether exempt-interest dividends retain the exclusion under Code Section 103(a) if such shareholder would be treated as a 'substantial user' or 'related person' under Code Section 147(a) with respect to property financed with the proceeds of an issue of 'industrial development bonds' or 'private activity bonds,' if any, held by the Fund.



     To the extent that the Fund's distributions are derived from interest on its taxable investments or from an excess of net short-term capital gains over net long-term capital losses ('ordinary income dividends'), such distributions are considered ordinary income for Federal income tax purposes. Distributions, if any, from an excess of net long-term capital gains over net short-term capital losses derived from the sale of securities or from certain transactions in futures or options ('capital gain dividends') are taxable as long-term capital gains for Federal income tax purposes, regardless of the length of time the shareholder has owned Fund shares. Recent legislation creates additional categories of capital gains taxable at different rates. Generally not later than 60 days after the close of its taxable year, the Fund will provide its shareholders with a written notice designating the amounts of any exempt-interest dividends, ordinary income dividends or capital gain dividends, as well as the amount of capital gain dividends in the different categories of capital gain referred to above. Distributions by the Fund, whether from exempt-interest income, ordinary income or capital gains, will not be eligible for the dividends received deduction allowed to corporations under the Code.



     All or a portion of the Fund's gain from the sale or redemption of tax-exempt obligations purchased at a market discount will be treated as ordinary income rather than capital gain. This rule may increase the amount of ordinary income dividends received by shareholders. Distributions in excess of the Fund's earnings and profits will first reduce the adjusted tax basis of a holder's shares and, after such adjusted tax basis is reduced to zero, will constitute capital gains to such holder (assuming the shares are held as a capital asset). Any loss upon the sale or exchange of shares held for six months or less will be disallowed to the extent of any exempt-interest dividends received by the shareholder. In addition, any such loss that is not disallowed under the rule stated above will be treated as long-term capital loss to the extent of any capital gain dividends received by the shareholder. If the Fund pays a dividend in January which was declared in the previous October, November or

December to shareholders of record on a specified date in one of such months, then such dividend will be treated for tax purposes as being paid by the RIC and received by its shareholders on December 31 of the year in which such dividend was declared.


     The IRS has taken the position in a revenue ruling that if a RIC has two classes of shares, it may designate distributions made to each class in any year as consisting of no more than such class's proportionate share of particular types of income, including exempt interest and net long-term capital gains, including the different categories of capital gains discussed above. A class's proportionate share of a particular type of income is determined according to the percentage of total dividends paid by the RIC during such year that was paid to such class. Thus, the Fund is required to allocate a portion of its net capital gains and other taxable income to the shares of AMPS of each series. The Fund generally will notify the Auction Agent of the amount of any net capital gains and other taxable income to be included in any dividend on shares of AMPS prior to the Auction establishing the Applicable Rate for such dividend. Except for the portion of any dividend that it informs the Auction Agent will be treated as capital gains or other taxable income, the Fund anticipates that the dividends paid on the shares of AMPS will constitute exempt-interest dividends. The amount of net capital gains and ordinary income allocable to shares of AMPS (the 'taxable distribution') will depend upon the amount of such gains and income realized by the Fund and the total dividends paid by the Fund on shares of Common Stock and shares of AMPS during a taxable year, but the taxable distribution generally is not expected to be significant.



     In the opinion of Brown & Wood LLP, counsel to the Fund, under current law the manner in which the Fund intends to allocate items of tax-exempt income, net capital gains (including additional categories of capital gains) and other taxable income between shares of Common Stock and shares of AMPS will be respected for Federal income tax purposes. However, the tax treatment of Additional Dividends may affect the Fund's calculation of each class's allocable share of capital gains and other taxable income. See 'Tax Treatment of Additional Dividends.' In addition, there is currently no direct guidance from the IRS or other sources specifically addressing whether the Fund's method for allocating tax-exempt income, net capital gains (including additional categories of capital gains) and other taxable income between shares of Common Stock and shares of AMPS will be respected for Federal income tax purposes, and it is possible that the IRS could disagree with counsel's opinion and attempt to reallocate the Fund's net capital gains or other taxable income. In the event of a reallocation, some of the dividends identified by the Fund as exempt-interest dividends to holders of shares of AMPS may be recharacterized as additional capital gains or other taxable income. In the event of such recharacterization, the Fund would not be required to make payments to such shareholders to offset the tax effect of such reallocation. In addition, a reallocation may cause the Fund to be liable for income tax and excise tax on any reallocated taxable income. Brown & Wood LLP has advised the Fund that, in its opinion, if the IRS were to challenge in court the Fund's allocations of income and gain, the IRS would be unlikely to prevail. A holder should be aware, however, that the opinion of Brown & Wood LLP represents only its best legal judgment and is not binding on the IRS or the courts.



     The Code subjects interest received on certain otherwise tax-exempt securities to an alternative minimum tax. This alternative minimum tax applies to interest received on 'private activity bonds' issued after August 7, 1986. Private activity bonds are bonds that, although tax-exempt, are used for purposes other than those generally performed by governmental units and that benefit non-governmental entities (e.g., bonds used for industrial development or housing purposes). Income received on such bonds is classified as an item of 'tax preference' which could subject investors in such bonds, including shareholders of the Fund, to an alternative minimum tax. The Fund intends to purchase such 'private activity bonds' and will report to shareholders within 60 days after its taxable year-end the portion of its dividends declared during the year which constitutes an item of tax preference for alternative minimum tax purposes. The Code further provides that corporations are subject to an alternative minimum tax based, in part, on certain differences between taxable income as adjusted for other tax preferences and the corporation's 'adjusted current earnings', which more closely reflect a corporation's economic income. Because an exempt-interest dividend paid by the Fund will be included in adjusted current earnings, a corporate shareholder may be required to pay an alternative minimum tax on exempt-interest dividends paid by the Fund.



     The Fund may invest in high yield securities, as described herein.

Furthermore, the Fund may also invest in instruments the return on which includes nontraditional features such as indexed principal or interest payments ('nontraditional instruments'). These instruments may be subject to special tax rules under which the Fund may be required to accrue and distribute income before amounts due under the obligations are paid. In addition, it is possible that all or a portion of the interest payments on such high yield securities and/or nontraditional instruments could be recharacterized as taxable ordinary income.



     If at any time when shares of AMPS are outstanding the Fund does not meet the asset coverage requirements of the 1940 Act, the Fund will be required to suspend distributions to holders of Common Stock until the asset coverage is restored. See 'Description of AMPS--Restrictions on Dividends and Other Payments'. This may prevent the Fund from distributing at least 90% of its net investment income, and may, therefore, jeopardize the Fund's qualification for taxation as a RIC. Upon any failure to meet the asset coverage requirements of the 1940 Act, the Fund, in its sole discretion, may, and under certain circumstances will be required to, redeem shares of AMPS in order to maintain or restore the requisite asset coverage and avoid the adverse consequences to the Fund and its shareholders of failing to qualify as a RIC. See 'Description of AMPS--Redemption'. There can be no assurance, however, that any such action would achieve such objectives.



     As noted above, the Fund must distribute annually at least 90% of its net taxable and tax-exempt interest income. A distribution will only be counted for this purpose if it qualifies for the dividends paid deduction under the Code. Some types of Preferred Stock that the Fund currently contemplates issuing, in addition to the Series A AMPS, may raise an issue as to whether distributions on such Preferred Stock are 'preferential' under the Code and therefore not eligible for the dividends paid deduction. The Fund intends to issue Preferred Stock that counsel advises will not result in the payment of a preferential dividend and may seek a private letter ruling from the IRS to that effect. If the Fund ultimately relies solely on a legal opinion when it issues such Preferred Stock, there is no assurance that the IRS would agree that dividends on the Preferred Stock are not preferential. If the IRS successfully disallowed the dividends paid deduction for dividends on the Preferred Stock, the Fund could lose the benefit of the special treatment afforded RICs under the Code. In this case, dividends paid by the Fund would not be exempt from Federal income taxes. Additionally, the Fund would be subject to the alternative minimum tax.


     Under certain Code provisions, some taxpayers may be subject to a 31% withholding tax on certain ordinary income dividends and on capital gain dividends and redemption payments ('backup withholding'). Generally, shareholders subject to backup withholding will be those for whom no certified taxpayer identification number is on file with the Fund or who, to the Fund's knowledge, have furnished an incorrect number. When establishing an account, an investor must certify under penalty of perjury that such number is correct and that such investor is not otherwise subject to backup withholding.


     Ordinary income dividends paid to shareholders who are nonresident aliens or foreign entities will be subject to a 30% United States withholding tax under existing provisions of the Code applicable to foreign individuals and entities unless a reduced rate of withholding or a withholding exemption is provided under applicable treaty law. Nonresident shareholders are urged to consult their own tax advisers concerning the applicability of the United States withholding tax.

     The Code provides that every person required to file a tax return must include for information purposes on such return the amount of exempt-interest dividends received from all sources (including the Fund) during the taxable year.



TAX TREATMENT OF ADDITIONAL DIVIDENDS


     If the Fund makes a Retroactive Taxable Allocation, it will pay Additional Dividends to holders of shares of AMPS who are subject to the Retroactive Taxable Allocation. See 'Description of AMPS--Dividends-- Additional Dividends'. The Federal income tax consequences of Additional Dividends under existing law are uncertain. The Fund intends to treat a holder as receiving a dividend distribution in the amount of any Additional Dividend only as and when such Additional Dividend is paid. An Additional Dividend generally will be designated by the Fund as an exempt-interest dividend except as otherwise required by applicable law. However, the IRS may assert that all or part of an Additional Dividend is a taxable dividend either in the taxable year for which the Retroactive Taxable Allocation is made or in the taxable year in which the Additional Dividend is paid.

TAX TREATMENT OF OPTIONS AND FUTURES TRANSACTIONS


     The Fund may purchase or sell municipal bond index futures contracts and interest rate futures contracts on U.S. Government securities. The Fund may also purchase and write call and put options on such financial futures contracts. In general, unless an election is available to the Fund or an exception applies, such options and financial futures contracts that are 'Section 1256 contracts' will be 'marked to market' for Federal income tax purposes at the end of each taxable year, i.e., each such option or financial futures contract will be treated as sold for its fair market value on the last day of the taxable year, and any gain or loss attributable to Section 1256 contracts will be 60% long-term and 40% short-term capital gain or loss. Application of the mark-to-market rules to Section 1256 contracts held by the Fund may alter the timing and character of distributions to shareholders. The mark-to-market rules outlined above, however, will not apply to certain transactions entered into by the Fund solely to reduce the risk of changes in price or interest rates with respect to its investments.


     Code Section 1092, which applies to certain 'straddles,' may affect the taxation of the Fund's sales of securities and transactions in financial futures contracts and related options. Under Section 1092, the Fund may be required to postpone recognition for tax purposes of losses incurred in certain sales of securities and certain closing transactions in financial futures contracts or the related options.


STATE AND LOCAL TAXES


     The exemption from Federal income tax for exempt-interest dividends does not necessarily result in an exemption for such dividends under the income or other tax laws of any state or local taxing authority. Shareholders are advised to consult their own tax advisers concerning state and local tax matters.

                            ------------------------


     The foregoing is a general and abbreviated summary of the applicable provisions of the Code and Treasury regulations presently in effect. For the complete provisions, reference should be made to the pertinent Code sections and the Treasury regulations promulgated thereunder. The Code and the Treasury regulations are subject to change by legislative, judicial or administrative action either prospectively or retroactively.



     Shareholders are urged to consult their tax advisers regarding the availability of any exemptions from state or local taxes and with specific questions as to Federal, foreign, state or local taxes.

                                NET ASSET VALUE


     The net asset value per share of Common Stock is determined once daily as of 15 minutes after the close of business on the New York Stock Exchange (the 'NYSE') (generally, 4:00 p.m. New York time) on each business day during which the NYSE is open for trading. The NYSE is not open on New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. For purposes of determining the net asset value of a share of Common Stock, the value of the securities held by the Fund plus any cash or other assets (including interest accrued but not yet received) minus all liabilities (including accrued expenses) and the aggregate liquidation value of the outstanding shares of AMPS is divided by the total number of shares of Common Stock outstanding at such time. Expenses, including the fees payable to the Investment Adviser, are accrued daily.


     The Municipal Bonds in which the Fund invests are traded primarily in the over-the-counter markets. In determining net asset value, the Fund utilizes the valuations of portfolio securities furnished by a pricing service approved by the Board of Directors. The pricing service typically values portfolio securities at the bid price or the yield equivalent when quotations are readily available. Municipal Bonds for which quotations are not readily available are valued at fair market value on a consistent basis as determined by the pricing service using a matrix system to determine valuations. The procedures of the pricing service and its valuations are reviewed by the officers of the Fund under the general supervision of the Board of Directors. The Board of Directors has determined in good faith that the use of a pricing service is a fair method of determining the valuation of portfolio securities. Obligations with remaining maturities of 60 days or less are valued at amortized cost, unless this method no longer produces fair valuations. Positions in futures contracts are valued at closing prices for such contracts established by the exchange on which they are traded, or if market quotations are not readily available, are valued at fair value on a consistent basis using methods determined in good faith by the Board of Directors.

                          DESCRIPTION OF CAPITAL STOCK


     The Fund is authorized to issue 200,000,000 shares of capital stock, par value $.10 per share, all of which shares were initially classified as Common Stock. The Board of Directors is authorized, however, to classify or reclassify any unissued shares of capital stock by setting or changing in any one or more respects the designation and number of shares of any such class or series, and the nature, rates, amounts and times at which and the conditions under which dividends shall be payable on and the voting, conversion, redemption and liquidation rights of such class or series and any other preferences, rights, restrictions, and qualifications applicable thereto. In this regard, the Board of Directors reclassified 40,000 shares of unissued Common Stock as AMPS. For a description of the shares of AMPS, see 'Description of AMPS.'



     The following table shows the amount of (i) capital stock authorized, (ii) capital stock held by the Fund for its own account and (iii) capital stock outstanding for each class of authorized securities of the Fund as of October 31, 1997.



                                                                                                        AMOUNT
                                                                                                      OUTSTANDING
                                                                                                   AS OF OCTOBER 31,
                                                                                                         1997
                                                                                                     (EXCLUSIVE OF
                                                                                    AMOUNT HELD       AMOUNT HELD
                                                                                      BY FUND           BY FUND
                                                                       AMOUNT       FOR ITS OWN       FOR ITS OWN
                          TITLE OF CLASS                             AUTHORIZED       ACCOUNT           ACCOUNT)
------------------------------------------------------------------   -----------    -----------    -----------------

Common Stock......................................................   199,960,000        -0-            9,333,017
Auction Market Preferred Stock....................................        40,000        -0-                1,920

COMMON STOCK

     Holders of Common Stock are entitled to share equally in dividends declared by the Board of Directors payable to holders of Common Stock and in the net assets of the Fund available for distribution to holders of Common Stock after payment of the preferential amounts payable to holders of any outstanding Preferred Stock. Neither holders of Common Stock nor holders of Preferred Stock have pre-emptive or conversion rights and shares of Common Stock are not redeemable. The outstanding shares of Common Stock are fully paid and non-assessable.


     Holders of Common Stock are entitled to one vote for each share held and will vote with the holders of any outstanding shares of AMPS or other Preferred Stock on each matter submitted to a vote of holders of Common Stock, except as described under 'Description of AMPS--Voting Rights.'


     Shareholders are entitled to one vote for each share held. The shares of Common Stock, AMPS and any other Preferred Stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares of Common Stock, AMPS and any other Preferred Stock voting for the election of Directors can elect all of the Directors standing for election by such holders, and, in such event, the holders of the remaining shares of Common Stock, AMPS and any other Preferred Stock will not be able to elect any of such Directors.


     So long as any shares of AMPS or any other Preferred Stock are outstanding, holders of Common Stock will not be entitled to receive any dividends of or other distributions from the Fund unless all accumulated dividends on outstanding shares of AMPS and any other Preferred Stock have been paid, and unless asset coverage (as defined in the 1940 Act) with respect to such AMPS and any other Preferred Stock would be at least 200% after giving effect to such distributions. See 'Description of AMPS--Restrictions on Dividends and Other Payments.'



     The Fund engages in a continuous offering of its Common Stock. No market presently exists for the Common Stock and it is not currently expected that a secondary market will develop. Since the Common Stock may not be considered readily marketable, the Board of Directors of the Fund presently intends, but is not required, to make tender offers on a quarterly basis to purchase the Common Stock from shareholders at the net asset value per share. The repurchase of

Common Stock pursuant to tender offers may require that the Fund redeem all or a portion of outstanding shares of Preferred Stock, including the AMPS. See 'Description of AMPS--Redemption.'


     The Fund will send unaudited reports at least semi-annually and audited financial statements annually to all of its shareholders.

PREFERRED STOCK


     Under the Fund's Articles Supplementary specifying the powers, preferences and rights of the AMPS, the Fund is authorized to issue an aggregate of 40,000 shares of AMPS, designated respectively: 8,000 shares of Series A AMPS, 8,000 shares of Series B AMPS, 8,000 shares of Series C AMPS, 8,000 shares of Series D AMPS and 8,000 shares of Series E AMPS. See 'Description of AMPS.' The Series A AMPS are the only series currently offered and to be issued and outstanding. Under the 1940 Act, the Fund is permitted to have outstanding more than one series of Preferred Stock as long as no single series has priority over another series as to the distribution of assets of the Fund or the payment of dividends. Neither holders of Common Stock nor holders of Preferred Stock have pre-emptive rights to purchase any shares of AMPS or any other Preferred Stock that might be issued. It is anticipated that the net asset value per share of the AMPS will equal its original purchase price per share plus accumulated dividends per share.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION



     The Fund's Articles of Incorporation includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Directors and could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund. A Director may be removed from office with or without cause by vote of the holders of at least 66 2/3% of the shares of capital stock entitled to be voted on the matter. A Director elected by all of the holders of capital stock may be removed only by action of such holders, and a director elected by the holders of AMPS and any other Preferred Stock may be removed only by action of AMPS and any other Preferred Stock.



     In addition, the Articles of Incorporation requires the favorable vote of the holders of at least 66 2/3% of the Fund's shares of capital stock, then entitled to be voted, voting as a single class, to approve, adopt or authorize the following:




           (i) a merger or consolidation or statutory share exchange of the Fund with other corporations,


           (ii) a sale of all or substantially all of the Fund's assets (other than in the regular course of the Fund's investment activities), or

          (iii) a liquidation or dissolution of the Fund,


unless such action has been approved, adopted or authorized by the affirmative vote of two-thirds of the total number of Directors fixed in accordance with the by-laws, in which case the affirmative vote of a majority of all of the votes entitled to be cast by shareholders of the Fund, voting as a single class, is required. Such approval, adoption or authorization of the foregoing would also require the favorable vote of at least a majority of the Fund's shares of Preferred Stock then entitled to be voted, including the AMPS, voting as a separate class.



     In addition, conversion of the Fund to an open-end investment company would require an amendment to the Fund's Articles of Incorporation. The amendment would have to be declared advisable by the Board of Directors prior to its submission to shareholders. Such an amendment would require the favorable vote of the holders of at least 66 2/3% of the Fund's outstanding shares of capital stock (including the AMPS and any other Preferred Stock) entitled to be voted on the matter, voting as a single class (or a majority of such shares if the amendment was previously approved, adopted or authorized by at least two-thirds of the total number of Directors fixed in accordance with the by-laws), and, while shares of preferred stock are outstanding, the affirmative vote of at least a majority of outstanding shares of Preferred Stock of the Fund (including the AMPS), voting as a separate class. Such a vote also would satisfy a separate requirement in the 1940 Act that the change be approved by the shareholders. Shareholders of an open-end investment company may require the company to redeem their shares of common stock at any time (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less such redemption charge, if any, as might be in effect at the time of a redemption. All redemptions will be made in cash. If the Fund is converted to an open-end investment company, it could be required to liquidate portfolio securities to meet requests for redemption. Conversion to an open-end investment company would also require redemption of all outstanding shares of Preferred Stock (including the AMPS) and would require changes in certain of the Fund's investment policies and restrictions, such as those relating to the issuance of senior securities and the borrowing of money.



     The Board of Directors has determined that the 66 2/3% voting requirements described above, which are greater than the minimum requirements under Maryland law or the 1940 Act, are in the best interests of shareholders generally.

Reference should be made to the Articles of Incorporation on file with the Commission for the full text of these provisions.

                                   CUSTODIAN

     The Fund's securities and cash are held under a custody agreement with The Bank of New York, 90 Washington Street, New York, New York 10286.

                              PLAN OF DISTRIBUTION

     The AMPS are being offered on a continuing basis by the Fund through Merrill Lynch, which has agreed to use its best efforts to solicit purchasers of the AMPS.

     The AMPS are being offered at the price of $25,000 per share and Merrill Lynch will receive no commission or discount in connection with the sale of AMPS. The Fund reserves the sole right to withdraw, cancel or modify the offer without notice and may reject orders to purchase AMPS in whole or in part. Merrill Lynch has the right, in its discretion reasonably exercised, to reject any proposed purchase of AMPS in whole or in part.


     Merrill Lynch will act in Auctions as a Broker-Dealer as set forth under 'Description of AMPS--The Auction--Broker-Dealer Agreements' and will be entitled to fees for services as a Broker-Dealer as set forth under 'Description of AMPS--Broker-Dealers.' Merrill Lynch also may provide information to be used in ascertaining the Reference Rate.



     Merrill Lynch is an affiliate of the Investment Adviser and may receive a portion of the fee paid to the Investment Adviser pursuant to the Administration Agreement for administrative services rendered in connection with the shares of AMPS. See 'Investment Advisory and Administrative Arrangements.'


     The Fund anticipates that Merrill Lynch from time to time may act as a broker in connection with the execution of the Fund's portfolio transactions.

     The Fund and the Investment Adviser have agreed to indemnify Merrill Lynch against certain liabilities including liabilities under the 1933 Act.


            TRANSFER AGENT, DIVIDEND DISBURSING AGENT AND REGISTRAR


     The Transfer Agent, Dividend Disbursing Agent and Registrar for the shares of AMPS will be IBJ Schroder Bank & Trust Company. The Transfer Agent, Dividend Disbursing Agent and Shareholder Servicing Agent for the shares of Common Stock is Merrill Lynch Financial Data Services, Inc., 4800 Deer Lake Drive East, Jacksonville, Florida 32246-6484, a wholly-owned subsidiary of ML & Co.


                                 LEGAL OPINIONS


     Certain legal matters in connection with the AMPS offered hereby will be passed upon for the Fund and Merrill Lynch by Brown & Wood LLP, One World Trade Center, New York, New York 10048-0557.


                              INDEPENDENT AUDITORS

     Deloitte & Touche LLP, 117 Campus Drive, Princeton, New Jersey 08540, have been selected as the independent auditors of the Fund. The selection of independent auditors is subject to ratification by shareholders of the Fund. The independent auditors are responsible for auditing the financial statements of the Fund.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders,
Merrill Lynch Municipal Strategy Fund, Inc.:


We have audited the accompanying statement of assets, liabilities and capital, including the schedule of investments, of Merrill Lynch Municipal Strategy Fund, Inc. as of October 31, 1997, the related statements of operations for the year then ended and changes in net assets, and the financial highlights for the year then ended and the period November 3, 1995 (commencement of operations) to October 31, 1996. These financial statements and the financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and the financial highlights based on our audits.



We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at October 31, 1997 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of Merrill Lynch Municipal Strategy Fund, Inc. as of October 31, 1997, the results of its operations, the changes in its net assets and the financial highlights for the respective stated periods in conformity with generally accepted accounting principles.



Deloitte & Touche LLP
Princeton, New Jersey
December 10, 1997


                                                                    Merrill Lynch Municipal Strategy Fund, Inc., October 31, 1997

SCHEDULE OF INVESTMENTS                                                                                               (in Thousands)

                 S&P    Moody's  Face                                                                                       Value
STATE          Ratings Ratings  Amount    Issue                                                                           (Note 1a)

Alabama -- 2.0%    NR*   Aaa   $2,815   Alabama HFA, S/F Home Mortgage Revenue Bonds, Series A-1, 6.60% due 4/01/2019       $3,013

Arizona -- 4.1%    A1+   P1     2,200   Maricopa County, Arizona, PCR, Refunding (Arizona Public Service Co.),
                                        VRDN, Series C, 4% due 5/01/2029 (h)                                                 2,200
                   B     B2     2,000   Pima County, Arizona, IDA, Industrial Revenue Bonds (Tucson Power Co. Project),
                                        Series B, 6% due 9/01/2029                                                           2,019
                   NR*   NR*    1,875   Show Low, Arizona, Improvement District No. 5, 6.375% due 1/01/2015                  1,877

Arkansas -- 0.8%   AAA   NR*    1,180   Arkansas State Development Finance Authority, S/F Mortgage Revenue Bonds
                                        (Mortgage-Backed Securities Program), AMT, Series D, 6.80% due 1/01/2022 (f)(g)      1,268

California --      AAA   Aaa    2,000   San Diego, California, IDR, RITR, 8.185% due 9/01/2019 (e)                           2,270
1.5%

Colorado -- 9.3%   NR*   Aa2    2,000   Colorado HFA, S/F Program, AMT, Series D-1, 7.375% due 6/01/2026                     2,230
                   NR*   NR*    1,500   Denver, Colorado, Urban Renewal Authority, Tax Increment Revenue Bonds
                                        (Downtown Denver), AMT, Series A, 7.75% due 9/01/2016                                1,652
                   AAA   Aaa    8,840   El Paso County, Colorado, Falcon School District No. 49, UT, 6.50% due
                                        12/01/2015 (a)                                                                      10,058

Connecticut --     BBB-  NR*    1,000   Connecticut State Health and Educational Facilities Authority Revenue Bonds
0.7%                                    (University of New Haven), Series D, 6.70% due 7/01/2026                             1,070

Florida -- 6.8%    AAA   Aaa    1,000   Dade County, Florida, Aviation Revenue Bonds (Miami International Airport),
                                        Series C, 5.125% due 10/01/2027 (d)                                                    969
                   AA-   VMIG1+   500   Dade County, Florida, IDA, Exempt Facilities Revenue Refunding Bonds
                                        (Florida Power and Light Co.), VRDN, 3.65% due 6/01/2021 (h)                           500
                   A1    NR*      200   Escambia County, Florida, PCR, Refunding (Gulf Power Co. Project),
                                        VRDN, 3.75% due 7/01/2022 (h)                                                          200
                   NR*   Baa1   1,000   Jacksonville, Florida, Health Facilities Authority, IDR (National
                                        Benevolent -- Cypress Village), Series A, 6.25% due 12/01/2026                       1,057
                   BBB+  Baa2   1,000   Nassau County, Florida, PCR, Refunding (ITT Rayonier Inc. Project),
                                        6.25% due 6/01/2010                                                                  1,052
                   NR*   Baa    2,260   Palm Bay, Florida, Lease Revenue Refunding Bonds (Florida Education and
                                        Research Foundation Project), Series A, 6.85% due 9/01/2013                          2,508
                   A1    VMIG1+   600   Pinellas County, Florida, Health Facilities Authority, Revenue
                                        Refunding Bonds
                                        (Pooled Hospital Loan Program), DATES, 3.65% due 12/01/2015 (h)                        600
                   BBB-  NR*    3,140   Santa Rosa Bay, Florida, Bridge Authority, 6.25% due 7/01/2028                       3,287

Georgia -- 5.8%    AA    Aa3    2,000   Atlanta, Georgia, GO, UT, Series A, 6.125% due 12/01/2023                            2,161

                   A1    VMIG1+ 2,500   Burke County, Georgia, Development Authority, PCR (Georgia Power
                                        Company -- Vogtle Project), VRDN, 2nd Series, 3.65% due 4/01/2025 (h)                2,500
                   AA+   Aa2    3,875   Georgia State Housing & Finance Authority, S/F Mortgage Revenue Bonds,
                                        Sub-Series A-1, 6.125% due 12/01/2015                                                4,086

Illinois -- 5.2%   NR*   NR*      980   Beardstown, Illinois, IDR (Jefferson Smurfit Corp. Project), 8% due 10/01/2016       1,114
                   AAA   Aaa    1,630   Illinois Development Finance Authority, PCR, Refunding (Commerce Edison
                                        Company Project), Series D, 6.75% due 3/01/2015 (c)                                  1,823
                   AA-   Aa3    3,285   Illinois Development Finance Authority Revenue Bonds (Presbyterian Home Lake),
                                        Series B, 6.30% due 9/01/2022                                                        3,528


                                                                    Merrill Lynch Municipal Strategy Fund, Inc., October 31, 1997

SCHEDULE OF INVESTMENTS                                                                                               (in Thousands)

                 S&P    Moody's  Face                                                                                       Value
STATE          Ratings Ratings  Amount    Issue                                                                           (Note 1a)

                   NR*   Baa1   1,250   Illinois Health Facilities Authority Revenue Bonds (Holy Cross Hospital Project),
                                        6.70% due 3/01/2014                                                                  1,331

Indiana -- 2.1%    NR*   NR*    1,500   Indiana Health Facilities Financing Authority Revenue Bonds (Hartsfield
                                        Village Project), Series A, 6.375% due 8/15/2027                                     1,509
                   AAA   Aaa    1,500   Tippecanoe County, Indiana, School Building Corp. (First Mortgage), 6% due
                                        7/15/2013 (a)                                                                        1,583

Louisiana -- 2.8%  BB    NR*    4,000   Port New Orleans, Louisiana, IDR, Refunding (Continental Grain Co. Project),
                                        6.50% due 1/01/2017                                                                  4,232

Maryland -- 2.2%   NR*   NR*    2,000   Maryland State Energy Financing Administration, Limited Obligation Revenue Bonds
                                        (Cogeneration -- AES Warrior Run), AMT, 7.40% due 9/01/2019                          2,195
                   A-    NR*    1,000   Maryland State Energy Financing Administration, Solid Waste Disposal Revenue
                                        Bonds (Wheelabrator Water Projects), AMT, 6.30% due 12/01/2010                       1,084

Massachusetts --   A-    NR*    5,000   Massachusetts State Health and Educational Facilities Authority, Revenue
3.5%                                    Refunding Bonds (Melrose Wakefield Hospital), Series B, 6.25% due 7/01/2012          5,266

Michigan -- 2.7%                        Michigan State Hospital Finance Authority Revenue Bonds:
                   AAA   Aaa    3,100   INFLOS (Sisters of Mercy), 8.767% due 2/15/2022 (d)(e)                               3,522
                   A     A2       500   Refunding (Detroit Medical Center Obligated Group), Series A, 6.50% due 8/15/2018      539

Missouri -- 1.6%   AAA   NR*    2,175   Missouri State Housing Development Commission Mortgage Revenue Bonds,
                                        Series C-1, 6.55% due 9/01/2028 (f)(g)                                               2,376

Montana -- 2.1%    AA    Aa2    3,000   Montana State Board of Housing, S/F Mortgage Refunding Bonds, Series A-1,
                                        5.95% due 12/01/2027                                                                 3,094

Nevada -- 1.1%     NR*   NR*    1,530   Reno-Sparks Convention and Vistors Authority, Nevada, Limited Obligation
                                        Revenue Refunding Bonds, 6.40% due 11/01/2003                                        1,616

New Jersey --      AAA   Aaa    3,985   New Jersey Environmental Infrastructure Trust (Wastewater Treatment),
8.5%                                    5% due 9/01/2017                                                                     3,906
                                        New Jersey Health Care Facilities Financing Authority, Revenue Refunding Bonds:
                   BBB   Baa2   2,500   (Englewood Hospital & Medical Center), 6.75% due 7/01/2024                           2,719
                   AAA   Aaa    4,950   (Kennedy), Series A, 5.125% due 7/01/2027 (a)                                        4,785
                   BBB   Baa2   1,200   (Saint Elizabeth Hospital Obligation Group), 6% due 7/01/2014                        1,239



PORTFOLIO ABBREVIATIONS

To simplify the listings of Merrill Lynch Municipal Strategy Fund, Inc.'s portfolio holdings in the Schedule of Investments, we have abbreviated the names of many of the securities according to the list below and at right.

AMT    Alternative Minimum Tax (subject to)
DATES  Daily Adjustable Tax-Exempt Securities
GO     General Obligation Bonds
HFA    Housing Finance Agency
IDA    Industrial Development Authority
IDR    Industrial Development Revenue Bonds
INFLOS Inverse Floating Rate Municipal Bonds
IRS    Inverse Rate Securities
RITR   Residual Interest Trust Receipts
PCR    Pollution Control Revenue Bonds
S/F    Single-Family
UT     Unlimited Tax
VRDN   Variable Rate Demand Notes


                                                                    Merrill Lynch Municipal Strategy Fund, Inc., October 31, 1997

SCHEDULE OF INVESTMENTS (concluded)                                                                              (in Thousands)

                 S&P    Moody's  Face                                                                                       Value
STATE          Ratings Ratings  Amount    Issue                                                                           (Note 1a)



New Mexico --      A1+   P1       600   Farmington, New Mexico, PCR, Refunding (Arizona Public Service Co.),
5.6%                                    VRDN, Series B, 3.70% due 9/01/2024 (h)                                             $  600
                                        Farmington, New Mexico, PCR, Refunding (Public Service Company --
                                        San Juan Project):
                   BB+   Ba1    3,000   Series A, 6.30% due 12/01/2016                                                       3,172
                   BB+   Ba1    2,000   Series D, 6.375% due 4/01/2022                                                       2,124
                   AAA   NR*    2,500   New Mexico Mortgage Finance Authority, S/F Mortgage Revenue Bonds, AMT,
                                        Series E-2, 5.75% due 7/01/2029 (f)(g)                                               2,508

New York -- 6.9%   AAA   Aaa    6,000   New York City, New York, Municipal Water Finance Authority, Water and Sewer
                                        System Revenue Bonds, Series B, 5.875% due 6/15/2026 (d)                             6,239
                   BBB+  Baa1   1,000   New York City, New York, Refunding, GO, UT, Series F, 6% due 8/01/2013               1,043
                   BBB+  Baa1   1,000   New York State Thruway Authority, Service Contract Revenue Bonds (Local
                                        Highway and Bridge), 5.75% due 4/01/2016                                             1,028
                   NR*   A3     2,000   United Nations Development Corporation of New York, Revenue Refunding Bonds,
                                        Series C, 5.50% due 7/01/2017                                                        2,001

North Carolina --  A+    A1     1,100   North Carolina Medical Care Commission, Hospital Revenue Bonds
2.2%                                    (Rex Hospital Project), 6.25% due 6/01/2017                                          1,175
                   AA    Aa2    1,970   North Carolina S/F, HFA, Series II, 6.20% due 3/01/2016                              2,082

Ohio -- 3.3%       BBB   NR*    1,750   Dayton, Ohio, Special Facilities Revenue Refunding Bonds (Emery Air
                                        Freight Corp. -- Emery Worldwide Air Inc.), Series F, 6.05% due 10/01/2009           1,858
                   NR*   NR*    1,400   Ohio State Higher Educational Facility Commission Revenue Bonds
                                        (University of Findlay Project), 6.125% due 9/01/2016                                1,446
                   AAA   Aaa    1,500   Ohio State Water Development Authority, Pollution Control Facilities
                                        Revenue Refunding Bonds (Pennsylvania Power Co. Project), 6.15% due
                                        8/01/2023 (c)                                                                        1,606

Oklahoma -- 1.2%   AAA   Baa    1,650   Holdenville, Oklahoma, Industrial Authority, Correctional Facility Revenue
                                        Bonds, 6.60% due 7/01/2010 (j)                                                       1,843

Oregon -- 2.5%     AAA   Aaa    2,000   Multnomah County, Oregon, Educational Facilities Revenue Refunding
                                        Bonds (University of Portland Project), 5% due 4/01/2018 (c)                         1,930
                   NR*   Aa2    1,630   Oregon State Housing and Community Services Department, S/F Mortgage
                                        Program Revenue Bonds, AMT, Series E, 7.10% due 7/01/2014                            1,736

Pennsylvania --    AAA   Aaa    2,000   Hampton Township, Pennsylvania, School District, UT, 5% due 9/01/2027 (b)            1,908
4.8%               AAA   Aaa    2,950   Keystone Oaks, Pennsylvania, School District, IRS, UT, Series D,

                                        7.521% due 9/01/2016 (c)(e)                                                          3,145
                   NR*   NR*    2,000   Pennsylvania Economic Development Financing Authority, Resource
                                        Recovery Revenue Bonds (Northampton Generating), AMT, Series A,
                                        6.50% due 1/01/2013                                                                  2,073

South Carolina --  AAA   Aaa    2,000   Fairfield County, South Carolina, PCR (South Carolina Gas and Electric Co.),
1.5%                                    6.50% due 9/01/2014 (a)                                                              2,200

Tennessee --       NR*   NR*    1,610   Hardeman County, Tennessee, Correctional Facilities Revenue Bonds
1.2%                                    (Correctional Facilities Corp.), 7.75% due 8/01/2017                                 1,792



                                                                      Merrill Lynch Municipal Strategy Fund, Inc., October 31, 1997
SCHEDULE OF INVESTMENTS (concluded)                                                                              (in Thousands)

                 S&P    Moody's  Face                                                                                       Value
STATE          Ratings Ratings  Amount    Issue                                                                           (Note 1a)



Texas -- 12.6%                          Harris County, Texas, Health Facilities Development Corporation, Hospital
                                        Revenue Bonds:
                   A-    A2     3,250   (Memorial Hospital Systems Project), Series A, 6.625% due 6/01/2004 (i)              3,686
                   A1+   NR*    2,000   (Methodist Hospital), VRDN, 4% due 12/01/2025 (h)                                    2,000
                   A1+   NR*    2,700   Refunding (Methodist Hospital), VRDN, 3.70% due 12/01/2026 (h)                       2,700
                   BB    Ba2    1,000   Houston, Texas, Airport System Revenue Bonds, Special Facilities
                                        (Continental Airline Terminal Improvement), AMT, Series B, 6.125% due 7/15/2027      1,030
                   AAA   Aaa    6,500   Tarrant County, Texas, Health Facilities Development Corp., Health System
                                        Revenue Bonds (Texas Health Resources), Series A, 5% due 2/15/2026 (a)               6,116
                   AAA   Aaa    3,250   Texas State Department, Housing and Community Affairs, S/F Mortgage Revenue
                                        Teams, Series A, Class 3, AMT, 5.80% due 9/01/2029 (a)                               3,275

Utah -- 0.7%       NR*   NR*    1,000   Tooele County, Utah, PCR, Refunding (Laidlaw Environmental),
                                        AMT, Series A, 7.55% due 7/01/2027                                                   1,095

Virginia           AAA   NR*    1,160   Newport News, Virginia, Redevelopment and Housing Authority, Revenue
0.8%                                    Refunding Bonds, Series A, 5.85% due 12/20/2030 (g)                                  1,192
                                                                                                                      ------------
                   Total Investments (Cost -- $152,688) -- 106.1%                                                          158,641

                   Liabilities in Excess of Other Assets -- (6.1%)                                                         (9,178)
                                                                                                                      ------------
                   Net Assets -- 100.0%                                                                                   $149,463
                                                                                                                      ============

(a) MBIA Insured.
(b) FGIC Insured.
(c) AMBAC Insured.
(d) FSA Insured.
(e) The interest rate is subject to change periodically and inversely based upon prevailing market rates. The interest rate shown is the rate in effect at October 31, 1997.
(f) FNMA Collateralized.
(g) GNMA Collateralized.
(h) The interest rate is subject to change periodically based upon prevailing market rates. The interest rate shown is the rate in effect at October 31, 1997.
(i) Prerefunded.
(j) Insured by Connie Lee.
*   Not Rated.

+   Highest short-term rating by Moody's Investors Service, Inc.
Ratings of issues shown have not been audited by Deloitte and Touche LLP.

See Notes to Financial Statements.
                                       75

                                           Merrill Lynch Municipal Strategy Fund, Inc., October 31, 1997

STATEMENT OF ASSETS, LIABILITIES AND CAPITAL

              As of October 31, 1997

Assets:       Investments, at value (identified cost -- $152,688,471) (Note 1a)                               $158,641,205
              Cash                                                                                                 361,988
              Receivables:
              Securities sold                                                                   $7,357,733
              Interest                                                                           2,358,403
              Capital shares sold                                                                   49,996       9,766,132
                                                                                             -------------
              Deferred organization expenses (Note 1e)                                                             186,914
              Prepaid expenses and other assets (Note 1e)                                                           56,491
                                                                                                             -------------
              Total assets                                                                                     169,012,730
                                                                                                             -------------

Liabilities:  Payables:
              Securities purchased                                                              19,193,580
              Dividends to shareholders (Note 1f)                                                  144,015
              Investment advisory fees (Note 2)                                                     40,142
              Administration fees (Note 2)                                                          33,452      19,411,189
                                                                                             -------------
              Accrued expenses and other liabilities                                                               138,722
                                                                                                             -------------
              Total liabilities                                                                                 19,549,911
                                                                                                             -------------

Net Assets:   Net assets                                                                                      $149,462,819
                                                                                                             =============

Capital:      Capital Stock (200,000,000 shares authorized) (Note 4):
              Preferred Stock, par value $.10 per share (2,480 shares of AMPS* issued and
              1,920 shares outstanding at $25,000 per share liquidation preference)                            $48,000,000
              Common Stock, par value $.10 per share (9,333,017 shares issued and
              outstanding)                                                                        $933,302
              Paid-in capital in excess of par                                                  92,775,533
              Undistributed investment income -- net                                                19,200
              Undistributed realized capital gains on investments -- net                         1,782,050
              Unrealized appreciation on investments -- net                                      5,952,734
                                                                                             -------------
              Total -- Equivalent to $10.87 net asset value per share of Common Stock                          101,462,819
                                                                                                             -------------
              Total capital                                                                                   $149,462,819
                                                                                                             =============

            * Auction Market Preferred Stock.


              See Notes to Financial Statements.


STATEMENT OF OPERATIONS

                     For the Year Ended October 31, 1997

Investment           Interest and amortization of premium and discount earned                          $7,862,361
Income (Note 1d):

Expenses:            Investment advisory fees (Note 2)                                   $657,929
                     Administrative fees (Note 2)                                         328,965
                     Transfer agent fees                                                  113,071
                     Commission fees                                                      100,805
                     Registration fees                                                     90,198
                     Printing and shareholder reports                                      73,334
                     Professional fees                                                     63,810
                     Amortization of organization expenses (Note 1e)                       62,134
                     Accounting services (Note 2)                                          61,452
                     Listing fees                                                          48,341
                     Directors' fees and expenses                                          24,596
                     Custodian fees                                                        14,655
                     Pricing fees                                                           8,513
                     Other                                                                 41,080
                                                                                     ------------
                     Total expenses before reimbursement                                1,688,883
                     Reimbursement of expenses (Note 2)                                  (424,822)
                                                                                     ------------
                     Total expenses after reimbursement                                                 1,264,061
                                                                                                     ------------
                     Investment income -- net                                                           6,598,300
                                                                                                     ------------

Realized &           Realized gain on investments -- net                                                2,242,563
Unrealized           Change in unrealized appreciation on investments -- net                            4,017,788
Gain on                                                                                              ------------
Investments -- Net   Net Increase in Net Assets Resulting from Operations                             $12,858,651
(Notes 1b, 1d & 3):                                                                                  ============

                     See Notes to Financial Statements.



                                                       Merrill Lynch Municipal Strategy Fund, Inc., October 31, 1997

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                               For the     For the Period
                                                                                             Year Ended     Nov. 3, 1995+
                     Increase (Decrease) in Net Assets:                                     Oct. 31, 1997  To Oct. 31, 1996

Operations:          Investment income -- net                                                  $6,598,300      $4,841,127
                     Realized gain (loss) on investments -- net                                 2,242,563        (460,513)
                     Change in unrealized appreciation on investments -- net                    4,017,788       1,934,946
                                                                                             ------------    ------------
                     Net increase in net assets resulting from operations                      12,858,651       6,315,560
                                                                                             ------------    ------------

Dividends to         Investment income -- net:
Shareholders         Common Stock                                                              (5,164,727)     (4,173,956)
(Note 1f):           Preferred Stock                                                           (1,418,941)       (662,603)
                                                                                             ------------    ------------
                     Net decrease in net assets resulting from dividends to shareholders       (6,583,668)     (4,836,559)
                                                                                             ------------    ------------

Capital Stock        Proceeds from issuance of Preferred Stock                                 10,000,000      38,000,000
Transactions         Net increase in net assets derived from Common Stock transactions         11,614,959      82,293,876
(Notes 1e & 4):      Offering costs resulting from the issuance of Preferred Stock                     --        (300,000)
                                                                                             ------------    ------------
                     Net increase in net assets derived from capital stock transactions        21,614,959     119,993,876
                                                                                             ------------    ------------

Net Assets:          Total increase in net assets                                              27,889,942     121,472,877
                     Beginning of period                                                      121,572,877         100,000
                                                                                             ------------    ------------
                     End of period*                                                          $149,462,819    $121,572,877
                                                                                             ------------    ------------
                   * Undistributed investment income -- net                                       $19,200          $4,568
                                                                                             ============    ============

                   + Commencement of operations.

                     See Notes to Financial Statements.


FINANCIAL HIGHLIGHTS

                     The Following Per Share Data and Ratios Have Been Derived
                     from Information Provided in the Financial Statements.                    For the     For the Period
                                                                                             Year Ended     Nov. 3, 1995+
                     Increase (Decrease) in Net Asset Value:                               Oct. 31, 1997  To Oct. 31, 1996

Per Share            Net asset value, beginning of period                                       $10.17          $10.00
Operating                                                                                     --------        --------
Performance:         Investment income -- net                                                      .75             .68
                     Realized and unrealized gain on investments -- net                            .70             .21
                                                                                              --------        --------
                     Total from investment operations                                             1.45             .89
                                                                                              --------        --------
                     Less dividends to Common Stock shareholders:
                     Investment income -- net                                                     (.59)           (.59)
                                                                                              --------        --------
                     Effect of Preferred Stock activity:++
                     Dividends to Preferred Stock shareholders:
                     Investment income -- net                                                     (.16)           (.09)
                     Capital charge resulting from issuance of Preferred Stock                     --             (.04)
                                                                                              --------        --------
                     Total effect of Preferred Stock activity                                     (.16)           (.13)
                                                                                              --------        --------
                     Net asset value, end of period                                             $10.87          $10.17
                                                                                              ========        ========

Total Investment     Based on net asset value per share                                          13.08%           7.81%++++
Return:**                                                                                     ========        ========

Ratios to            Expenses, net of reimbursement                                                .96%            .53%*
Average Net                                                                                   ========        ========
Assets:***           Expenses                                                                     1.28%           1.26%*
                                                                                              ========        ========
                     Investment income -- net                                                     5.01%           5.40%*
                                                                                              ========        ========

Supplemental         Net assets, net of Preferred Stock, end of period (in thousands)         $101,463         $83,573
Data:                                                                                         ========        ========
                     Preferred Stock outstanding, end of period (in thousands)                 $48,000         $38,000
                                                                                              ========        ========
                     Portfolio turnover                                                         144.34%         234.41%
                                                                                              ========        ========

Leverage:            Asset coverage per $1,000                                                  $3,114          $3,199
                                                                                              ========        ========

Dividends Per Share  Investment income -- net                                                     $897            $564

on Preferred Stock                                                                            ========        ========
Outstanding:

*    Annualized.
** Total investment returns exclude the effects of the contingent deferred sales charge, if any.
     The Fund is a continously offered, closed-end fund, the shares of which are offered at net asset value. Therefore, no separate market exists.
***  Do not reflect the effect of dividends to Preferred Stock shareholders.
+    Commencement of operations.
++   The Fund's Preferred Stock was initially issued on March 11, 1996.
++++ Aggregate total investment return.

     See Notes to Financial Statements.

          Merrill Lynch Municipal Strategy Fund, Inc., October 31, 1997

NOTES TO FINANCIAL STATEMENTS

1. Significant Accounting Policies:
Merrill Lynch Municipal Strategy Fund, Inc. (the "Fund") is registered under the Investment Company Act of 1940 as a continuously offered, non-diversified, closed-end management investment company. The following is a summary of significant accounting policies followed by the Fund.

(a) Valuation of investments -- Municipal bonds and other portfolio securities in which the Fund invests are traded primarily in the over-the-counter markets and are valued at the last available bid price in the over-the-counter market or on the basis of yield equivalents as obtained from one or more dealers that make markets in the securities. Financial futures contracts and options thereon, which are traded on exchanges, are valued at their settlement prices as of the close of such exchanges. Options, which are traded on exchanges, are valued at their last sale price as of the close of such exchanges or, lacking any sales, at the last available bid price. Short-term investments with remaining maturities of sixty days or less are valued at amortized cost, which approximates market value. Securities and assets for which market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of the Board of Directors of the Fund, including valuations furnished by a pricing service retained by the Fund, which may utilize a matrix system for valuations. The procedures of the pricing service and its valuations are reviewed by the officers of the Fund under the general supervision of the Board of Directors.

(b) Derivative financial instruments -- The Fund may engage in various portfolio strategies to seek to increase its return by hedging its portfolio against adverse movements in the debt markets. Losses may arise due to changes in the value of the contract or if the counterparty does not perform under the contract.

[bullet] Financial futures contracts -- The Fund may purchase or sell interest rate futures contracts and options on such futures contracts for the purpose of hedging the market risk on existing securities or the intended purchase of securities. Futures contracts are contracts for delayed delivery of securities at a specific future date and at a specific price or yield. Upon entering into a contract, the Fund deposits and maintains as collateral such initial margin as required by the exchange on which the transaction is effected. Pursuant to the contract, the Fund agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as variation margin and are recorded by the Fund as unrealized gains or losses. When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

[bullet] Options -- The Fund is authorized to write covered call options and purchase put options. When the Fund writes an option, an amount equal to the premium received by the Fund is reflected as an asset and an equivalent liability. The amount of the liability is subsequently marked to market to reflect the current market value of the option written.

When a security is purchased or sold through an exercise of an option, the related premium paid (or received) is added to (or deducted from) the basis of the security acquired or deducted from (or added to) the proceeds of the security sold. When an option expires (or the Fund enters into a closing transaction), the Fund realizes a gain or loss on the option to the extent of the premiums received or paid (or gain or loss to the extent the cost of the closing transaction exceeds the premium paid or received).

Written and purchased options are non-income producing investments.

(c) Income taxes -- It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable income to its shareholders. Therefore, no Federal income tax provision is required.

(d) Security transactions and investment income -- Security transactions are recorded on the dates the transactions are entered into (the trade dates). Interest income is recognized on the accrual basis. Discounts and market premiums are amortized into interest income. Realized gains and losses on security transactions are determined on the identified cost basis.

(e) Deferred organization and offering expenses -- Deferred organization expenses are amortized on a straight-line basis over a five-year period. Direct expenses relating to the public offering of the Common and Preferred Stock were charged to capital at the time of issuance. Prepaid registration fees are charged to expense as the related shares are issued.

(f) Dividends and distributions -- Dividends from net investment income are declared daily and paid monthly. Distributions of capital gains are recorded on the ex-dividend dates.

2. Investment Advisory Agreement and Transactions with Affiliates:
The Fund has entered into an Investment Advisory Agreement with Fund Asset Management, L.P. ("FAM"). The general partner of FAM is Princeton Services, Inc. ("PSI"), an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML & Co."), which is the limited partner.

FAM is responsible for the management of the Fund's portfolio and provides the necessary personnel, facilities, equipment and certain other services necessary to the operations of the Fund. For such services, the Fund pays a monthly fee at an annual rate of 0.50% of the Fund's average daily net assets. For the year ended October 31, 1997, FAM earned fees of

$657,929, of which $424,822 was voluntarily waived.

The Fund also has entered into an Administrative Services Agreement with FAM whereby FAM will receive a fee equal to an annual rate of 0.25% of the Fund's average daily net assets, in return for the performance of administrative services (other than investment advice and related porfolio activities) necessary for the operation of the Fund.

A contingent deferred sales charge will be imposed on most shares accepted for tender which have been held for less than three years. For the year ended October 31, 1997, Merrill Lynch Funds Distributors, Inc. ("MLFD") earned contingent deferred sales charges of $85,662 relating to the tender of the Fund's shares.

Merrill Lynch Financial Data Services, Inc. ("MLFDS"), a wholly-owned subsidiary of ML & Co., is the Fund's transfer agent.

Accounting services are provided to the Fund by FAM at cost.

Certain officers and/or directors of the Fund are officers and/or directors of FAM, PSI, MLFDS, MLFD, and/or ML & Co.

3. Investments:
Purchases and sales of investments, excluding short-term securities, for the year ended October 31, 1997 were $207,179,298 and $185,239,565, respectively.

Net realized and unrealized gains (losses) as of October 31, 1997 were as follows:

                                    Realized      Unrealized
                                 Gains (Losses)     Gains

Long-term investments              $2,544,513      $5,952,734
Financial futures contracts          (301,950)             --
                                 ------------     -----------
Total                              $2,242,563      $5,952,734
                                 ============     ===========

As of October 31, 1997, net unrealized appreciation for Federal income tax purposes aggregated $5,935,894, of which $5,937,994 related to appreciated securities and $2,100 related to depreciated securities. The aggregate cost of investments at October 31, 1997, for Federal income tax purposes was $152,705,311.

4. Capital Stock Transactions:
The Fund is authorized to issue 200,000,000 shares of capital stock, including Preferred Stock, par value $.10 per share, all of which were initially classified as Common Stock. The Board of Directors is authorized, however, to reclassify any unissued shares of capital stock without approval of the holders of Common Stock.

Transactions in Common Stock were as follows:


For the Year Ended                                             Dollar
October 31, 1997                            Shares             Amount

Shares sold                               1,457,495        $15,202,668
Shares issued to shareholders
in reinvestment of dividends                128,620          1,344,046
                                       ------------       ------------
Total issued                              1,586,115         16,546,714
Shares tendered                            (471,994)        (4,931,755)
                                       ------------       ------------
Net increase                              1,114,121        $11,614,959
                                       ============       ============
For the Period
November 3, 1995+ to                                            Dollar
October 31, 1996                            Shares              Amount

Shares sold                              8,321,280         $83,406,334
Shares issued to shareholders
in reinvestment of dividends                87,288             867,654
                                      ------------       ------------
Total issued                             8,408,568          84,273,988
Shares tendered                           (199,672)         (1,980,112)
                                      ------------       ------------
Net increase                             8,208,896         $82,293,876
                                      ============       =============

+ Prior to November 3, 1995 (commencement of operations), the Fund issued
  10,000 shares to FAM for $100,000.

Preferred Stock
Auction Market Preferred Stock ("AMPS") are shares of Preferred Stock of the Fund that entitle their holders to receive cash dividends at an annual rate that may vary for the successive dividend periods. The yield in effect at October 31, 1997 was 3.65%.

In connection with the offering of AMPS, the Board of Directors reclassified 40,000 shares of unissued capital stock as AMPS. For the year ended October 31, 1997 and the period ended November 3, 1995 to October 31, 1996, 400 shares and 1,520 shares of Preferred Stock were sold, respectively. As of October 31, 1997, there were 2,480 AMPS issued and 1,920 shares outstanding with a liquidation preference of $25,000 per share.

The Fund pays commissions to certain broker dealers at the end of each auction at an annual rate ranging from 0.25% to 1.00%, calculated on the proceeds of each auction. For the year ended October 31, 1997, Merrill Lynch, Pierce, Fenner & Smith Inc., an affiliate of FAM, earned $100,708 as commissions.

                                    GLOSSARY

     'AA' (AA) Composite Commercial Paper Rate', on any Valuation Date, means
(i) the Interest Equivalent of the rate on commercial paper placed on behalf of issuers whose corporate bonds are rated 'AA' by S&P or 'Aa' by Moody's or the equivalent of such rating by another nationally recognized statistical rating organization, as such rate is made available on a discount basis or otherwise by the Federal Reserve Bank of New York for the Business Day immediately preceding such date, or (ii) in the event that the Federal Reserve Bank of New York does not make available such a rate, then the arithmetic average of the Interest Equivalent of the rate on commercial paper placed on behalf of such issuers, as quoted on a discount basis or otherwise by Merrill Lynch, Pierce, Fenner & Smith Incorporated or its successors that are Commercial Paper Dealers, to the Auction Agent for the close of business on the Business Day immediately preceding such date. If one of the Commercial Paper Dealers does not quote a rate required to determine the 'AA' Composite Commercial Paper Rate, the 'AA' Composite Commercial Paper Rate will be determined on the basis of the quotation or quotations furnished by any Substitute Commercial Paper Dealer or Substitute Commercial Paper Dealers selected by the Fund to provide such rate or rates not being supplied by the Commercial Paper Dealer. If the number of Dividend Period days shall be (i) 7 or more but fewer than 49 days, such rate shall be the Interest Equivalent of the 30-day rate on such commercial paper; (ii) 49 or more but fewer than 70 days, such rate shall be the Interest Equivalent of the 60-day rate on such commercial paper; (iii) 70 or more days but fewer than 85 days, such rate shall be the arithmetic average of the Interest Equivalent of the 60-day and 90-day rates on such commercial paper; (iv) 85 or more days but fewer than 99 days, such rate shall be the Interest Equivalent of the 90-day rate on such commercial paper; (v) 99 or more days but fewer than 120 days, such rate shall be the arithmetic average of the Interest Equivalent of the 90-day and 120-day rates on such commercial paper; (vi) 120 or more days but fewer than 141 days, such rate shall be the Interest Equivalent of the 120-day rate on such commercial paper; (vii) 141 or more days but fewer than 162 days, such rate shall be the arithmetic average of the Interest Equivalent of the 120-day and 180-day rates on such commercial paper; and (viii) 162 or more days but fewer than 183 days, such rate shall be the Interest Equivalent of the 180-day rate on such commercial paper.


     'Additional Dividend' has the meaning set forth on page 49 of this Prospectus.


     'Agent Member' means the member of the Securities Depository that will act on behalf of a Beneficial Owner of one or more shares of AMPS or on behalf of a Potential Beneficial Owner.

     'AMPS' means the Auction Market Preferred Stock, Series A, the Auction Market Preferred Stock, Series B, the Auction Market Preferred Stock, Series C, the Auction Market Preferred Stock, Series D and the Auction Market Preferred Stock, Series E, each with a par value of $.10 per share and a liquidation preference of $25,000 per share plus an amount equal to accumulated but unpaid dividends thereon (whether or not earned or declared), of the Fund.



     'AMPS Basic Maintenance Amount' has the meaning set forth on page 51 of this Prospectus.



     'AMPS Basic Maintenance Cure Date' has the meaning set forth on page 50 of this Prospectus.



     'AMPS Basic Maintenance Report' has the meaning set forth on page 51 of this Prospectus.


     'Anticipation Notes' means the following Municipal Bonds: revenue anticipation notes, tax anticipation notes, tax and revenue anticipation notes, grant anticipation notes and bond anticipation notes.


     'Applicable Percentage' has the meaning set forth on pages 38 to 39 of this Prospectus.


     'Applicable Rate' means the rate per annum at which cash dividends are payable on shares of AMPS for any Dividend Period.

     'Articles Supplementary' means the Articles Supplementary of the Fund specifying the powers, preferences and rights of the shares of AMPS.

     'Auction' means a periodic operation of the Auction Procedures.

     'Auction Agent' means IBJ Schroder Bank & Trust Company unless and until another commercial bank, trust company or other financial institution appointed by a resolution of the Board of Directors of the Fund or a duly authorized committee thereof enters into an agreement with the Fund to follow the Auction Procedures for the purpose of determining the Applicable Rate and to act as transfer agent, registrar, dividend disbursing agent and redemption agent for the AMPS.

     'Auction Agent Agreement' means the agreement entered into between the Fund and the Auction Agent which provides, among other things, that the Auction Agent will follow the Auction Procedures for the purpose of determining the Applicable Rate.


     'Auction Date' has the meaning set forth on page 37 of this Prospectus.



     'Auction Procedures' means the procedures for conducting Auctions set forth in Appendix C to this Prospectus.

     'Available AMPS' has the meaning specified in Paragraph 10(d)(i) of the Auction Procedures.

     'Beneficial Owner' means a customer of a Broker-Dealer who is listed on the records of that Broker-Dealer (or if applicable, the Auction Agent) as a holder of shares of AMPS or a Broker-Dealer that holds AMPS for its own account.

     'Bid' has the meaning specified in Subsection 10(b)(i) of the Auction Procedures.

     'Bidder' has the meaning specified in Subsection 10(b)(i) of the Auction Procedures.

     'Board of Directors' or 'Board' means the Board of Directors of the Fund.

     'Broker-Dealer' means any broker-dealer, or other entity permitted by law to perform the functions required of a Broker-Dealer in the Auction Procedures, that has been selected by the Fund and has entered into a Broker-Dealer Agreement with the Auction Agent that remains effective.

     'Broker-Dealer Agreement' means an agreement entered into between the Auction Agent and a Broker-Dealer, including Merrill Lynch, Pierce, Fenner & Smith Incorporated, pursuant to which such Broker-Dealer agrees to follow the Auction Procedures.

     'Business Day' means a day on which the New York Stock Exchange is open for trading and which is not a Saturday, Sunday or other day on which banks in The City of New York are authorized or obligated by law to close.

     'Cede' means Cede & Co., the nominee of DTC, and in whose name the shares of AMPS initially will be registered.

     'Charter' means the Articles of Incorporation, as amended and supplemented (including the Articles Supplementary), of the Fund.

     'Code' means the Internal Revenue Code of 1986, as amended.

     'Commercial Paper Dealers' means Merrill Lynch, Pierce, Fenner & Smith Incorporated and such other commercial paper dealer or dealers as the Fund from time to time may appoint or, in lieu thereof, their respective affiliates and successors.

     'Common Stock' means the Common Stock, par value $.10 per share, of the Fund.

     'Date of Original Issue' means, with respect to each share of AMPS, the date on which such share first is issued by the Fund.


     'Deposit Securities' means cash and Municipal Bonds rated at least A, P-1, VMIG-1 or MIG-1 by Moody's or A, A-1+ or SP-1+ by S&P.

     'Discount Factor' means a Moody's Discount Factor or an S&P Discount Factor, as the case may be.

     'Discounted Value' of any asset of the Fund means (i) with respect to an S&P Eligible Asset, the quotient of the market value thereof divided by the applicable S&P Discount Factor and (ii) with respect to a Moody's Eligible Asset, the lower of par and the quotient of the market value thereof divided by the applicable Moody's Discount Factor.


     'Dividend Payment Date' has the meaning set forth on page 45 of this Prospectus.



     'Dividend Periods' has the meaning set forth on page 45 of this Prospectus.


     'DTC' means The Depository Trust Company.

     'Eligible Assets' means Moody's Eligible Assets or S&P Eligible Assets, as the case may be.

     'Existing Holder' means a Broker-Dealer or any such other person as may be permitted by the Fund that is listed as the holder of record of shares of AMPS in the records of the Auction Agent.


     'Forward Commitments' has the meaning set forth on page 30 of this Prospectus.


     'Fund' means Merrill Lynch Municipal Strategy Fund, Inc., a Maryland corporation that is the issuer of the AMPS.

     'Hold Order' has the meaning specified in Subsection 10(b)(i) of the Auction Procedures.

     'Initial Dividend Payment Date' means the Initial Dividend Payment Date as determined by the Board of Directors of the Fund with respect to each series of AMPS.

     'Initial Dividend Period' means, with respect to the AMPS, the period from and including the first Date of Original Issue for each series of AMPS to but excluding the Initial Dividend Payment Date for each series of AMPS.

     'Initial Margin' means the amount of cash or securities deposited with a broker as a margin payment at the time of purchase or sale of a financial futures contract.


     'Interest Equivalent' means a yield on a 360-day basis of a discount basis security which is equal to the yield on an equivalent interest-bearing security.

     'Investment Adviser' means Fund Asset Management, L.P.

     'IRS' means the United States Internal Revenue Service.


     'Long Term Dividend Period' has the meaning set forth on page 4 of this Prospectus.

     'Mandatory Redemption Price' has the meaning set forth on page 53 of this Prospectus.


     'Marginal Tax Rate' means the maximum marginal regular Federal individual income tax rate applicable to ordinary income or the maximum marginal regular Federal corporate income tax rate, whichever is greater.

     'Maximum Applicable Rate' has the meaning specified under 'Description of AMPS--The Auction-- Orders by Beneficial Owners, Potential Beneficial Owners, Existing Holders and Potential Holders' in the Prospectus.


     'Maximum Potential Additional Dividend Liability' has the meaning set forth on pages 51 to 52 of this Prospectus.


     'Moody's' means Moody's Investors Service, Inc. or its successors.


     'Moody's Discount Factor' has the meaning set forth on page 26 of this Prospectus.



     'Moody's Eligible Assets' has the meaning set forth on page 26 of this Prospectus.


     'Moody's Exposure Period' means a period that is the same length or longer than the number of days used in calculating the cash dividend component of the AMPS Basic Maintenance Amount and initially shall be the period commencing on and including a given Valuation Date and ending 48 days thereafter.


     'Moody's Hedging Transactions' has the meaning set forth on page 28 of this Prospectus.



     'Moody's Volatility Factor' means 272% as long as there has been no increase enacted to the Marginal Tax Rate. If such an increase is enacted but not yet implemented, the Moody's Volatility Factor shall be as follows:

% CHANGE IN
MARGINAL TAX                                           MOODY'S
RATE                                              VOLATILITY FACTOR
-------------                                     -----------------
Less than or equal to 5%                                 292%
Greater than  5% but less than or equal to 10%           313%
Greater than 10% but less than or equal to 15%           338%
Greater than 15% but less than or equal to 20%           364%
Greater than 20% but less than or equal to 25%           396%
Greater than 25% but less than or equal to 30%           432%
Greater than 30% but less than or equal to 35%           472%
Greater than 35% but less than or equal to 40%           520%

     Notwithstanding the foregoing, the Moody's Volatility Factor may mean such other potential dividend rate increase factor as Moody's advises the Fund in writing is applicable.


     'Municipal Bonds' has the meaning set forth on page 19 of this Prospectus.



     'Municipal Index' has the meaning set forth on page 25 of this Prospectus.


     '1940 Act' means the Investment Company Act of 1940, as amended from time to time.


     '1940 Act AMPS Asset Coverage' has the meaning set forth on page 50 of this Prospectus.



     '1940 Act Cure Date' has the meaning set forth on page 50 of this Prospectus.


     'Non-Call Period' has the meaning set forth under 'Specific Redemption Provision' below.

     'Non-Payment Period' has the meaning set forth on page 48 of this Prospectus.



     'Non-Payment Period Rate' has the meaning set forth on page 48 of this Prospectus.



     'Notice of Revocation' has the meaning set forth on page 47 of this Prospectus.



     'Notice of Special Dividend Period' has the meaning set forth on page 46 of this Prospectus.



     'Optional Redemption Price' has the meaning set forth on page 52 of this Prospectus.


     'Order' has the meaning specified in Subsection 10(b)(i) of the Auction Procedures.

     'Potential Beneficial Owner' means a customer of a Broker-Dealer or a Broker-Dealer that is not a Beneficial Owner of shares of AMPS but that wishes to purchase such shares, or that is a Beneficial Owner that wishes to purchase additional shares of AMPS.

     'Potential Holder' means any Broker-Dealer or any such other person as may be permitted by the Fund, including any Existing Holder, who may be interested in acquiring shares of AMPS (or, in the case of an Existing Holder, additional shares of AMPS).

     'Preferred Stock' means Preferred Stock, par value $.10 per share, of the Fund.

     'Premium Call Period' has the meaning set forth under 'Specific Redemption Provision' below.


     'Receivables for Municipal Bonds Sold,' for purposes of determining S&P Eligible Assets, has the meaning set forth on page 24 of this Prospectus.



     'Receivables for Municipal Bonds Sold,' for purposes of determining Moody's Eligible Assets, has the meaning set forth on page 27 of this Prospectus.



     'Reference Rate' means: (i) with respect to a Dividend Period or a Short Term Dividend Period having 28 or fewer days, the higher of the applicable 'A' Composite Commercial Paper Rate and the Taxable Equivalent of the Short Term Municipal Bond Rate, (ii) with respect to any Short Term Dividend Period, having more than 28 but fewer than 183 days, the applicable 'AA' Composite Commercial Paper Rate, (iii) with respect to any Short Term Dividend Period having 183 or more but fewer than 364 days, the applicable U.S. Treasury Bill Rate and (iv) with respect to any Long Term Dividend Period, the applicable U.S. Treasury Note Rate.


     'Request for Special Dividend Period' has the meaning set forth on page 46 of this Prospectus.



     'Response' has the meaning set forth on page 46 of this Prospectus.



     'Retroactive Taxable Allocation' has the meaning set forth on page 49 of this Prospectus.


     'S&P' means Standard & Poor's Ratings Services or its successors.


     'S&P Discount Factor' has the meaning set forth on page 23 of this Prospectus.



     'S&P Eligible Assets' has the meaning set forth on page 23 of this Prospectus.


     'S&P Exposure Period' means the maximum period of time following a Valuation Date, including the Valuation Date and the AMPS Basic Maintenance Cure Date, that the Fund has under the Articles Supplementary to cure any failure to maintain, as of such Valuation Date, a Discounted Value for its portfolio at least equal to the AMPS Basic Maintenance Amount.


     'S&P Hedging Transactions' has the meaning set forth on page 25 of this Prospectus.

     'S&P Volatility Factor' means 277% or such other potential dividend rate increase factor as S&P advises the Fund in writing is applicable.


     'Securities Depository' means The Depository Trust Company and its successors and assigns or any successor securities depository selected by the Fund that agrees to follow the procedures required to be followed by such securities depository in connection with shares of AMPS.

     'Sell Order' has the meaning specified in Subsection 10(b)(i) of the Auction Procedures.

     '7-Day Dividend Period' means a Dividend Period consisting of seven days.


     'Short Term Dividend Period' has the meaning set forth on page 4 of this Prospectus.



     'Special Dividend Period' has the meaning set forth on page 4 of this Prospectus.


     'Specific Redemption Provisions' means, with respect to a Special Dividend Period, either, or any combination of, (i) a period (a 'Non-Call Period') determined by the Board of Directors of the Fund, after consultation with the Auction Agent and the Broker-Dealers, during which the shares of AMPS subject to such Dividend Period shall not be subject to redemption at the option of the Fund and (ii) a period (a 'Premium Call Period'), consisting of a number of whole years and determined by the Board of Directors of the Fund, after consultation with the Auction Agent and the Broker-Dealers, during each year of which the shares of AMPS subject to such Dividend Period shall be redeemable at the Fund's option at a price per share equal to $25,000 plus accumulated but unpaid dividends plus a premium expressed as a percentage of $25,000, as determined by the Board of Directors of the Fund after consultation with the Auction Agent and the Broker-Dealers.

     'Submission Deadline' has the meaning specified in Subsection 10(a)(x) of the Auction Procedures.

     'Submitted Bid' has the meaning specified in Subsection 10(d)(i) of the Auction Procedures.

     'Submitted Hold Order' has the meaning specified in Subsection 10(d)(i) of the Auction Procedures.

     'Submitted Order' has the meaning specified in Subsection 10(d)(i) of the Auction Procedures.

     'Submitted Sell Order' has the meaning specified in Subsection 10(d)(i) of the Auction Procedures.

     'Subsequent Dividend Period' means each Dividend Period after the Initial Dividend Period.

     'Substitute Rating Agency' and 'Substitute Rating Agencies' shall mean a nationally recognized statistical rating organization or two nationally recognized statistical rating organizations, respectively, selected by Merrill Lynch, Pierce, Fenner & Smith Incorporated, or its respective affiliates and successors, after consultation with the Fund, to act as a substitute rating agency or substitute rating agencies, as the case may be, to determine the credit ratings of the AMPS.

     'Sufficient Clearing Bids' has the meaning specified in Subsection 10(d)(i) of the Auction Procedures.

     'Taxable Equivalent of the Short-Term Municipal Bond Rate' on any date means 90% of the quotient of (A) the per annum rate expressed on an interest equivalent basis equal to the Kenny S&P 30-day High Grade Index (the 'Kenny Index'), or any successor index made available for the Business Day immediately preceding such date but in any event not later than 8:30 A.M., New York City time, on such date by Kenny Information Systems Inc. or any successor thereto, based upon 30-day yield evaluations at par of bonds the interest on which is excludable for regular Federal income tax purposes under the Code of 'high grade' component issuers selected by Kenny Information Systems Inc. or any such successor from time to time in its discretion, which component issuers shall include, without limitation, issuers of general obligation bonds but shall exclude any bonds the interest on which constitutes an item of tax preference under Section 57(a) (5) of the Code, or successor provisions, for purposes of the 'alternative minimum tax,' divided by (B) 1.00 minus the Marginal Tax Rate (expressed as a decimal); provided, however, that if the Kenny Index is not made so available by 8:30 A.M., New York City time, on such date by Kenny Information Systems Inc. or any successor, the Taxable Equivalent of the Short-Term Municipal Bond Rate shall mean the quotient of (A) the per annum rate expressed on an interest equivalent basis equal to the most recent Kenny Index so made available for any preceding Business Day, divided by (B) 1.00 minus the Marginal Tax Rate (expressed as a decimal). The Fund may not utilize a successor index to the Kenny Index unless Moody's and S&P provide the Fund with written confirmation that the use of such successor index will not adversely affect the then-current respective Moody's and S&P ratings of the AMPS.


     'Treasury Bonds' has the meaning set forth on page 25 of this Prospectus.


     '28-Day Dividend Period' means a Dividend Period consisting of 28 days.

     'U.S. Treasury Bill Rate' on any date means (i) the Interest Equivalent of the rate on the actively traded Treasury Bill with a maturity most nearly comparable to the length of the related Dividend Period, as such rate is made available on a discount basis or otherwise by the Federal Reserve Bank of New York in its Composite 3:30 P.M. Quotations for U.S. Government Securities report for such Business Day, or (ii) if such yield as so calculated is not available, the Alternate Treasury Bill Rate on such date. 'Alternate Treasury Bill Rate' on any date means the Interest Equivalent of the yield as calculated by reference to the arithmetic average of the bid price quotations of the actively traded Treasury Bill with a maturity most nearly comparable to the length of the related Dividend Period, as determined by bid price quotations as of any time on the Business Day immediately preceding such date, obtained from at least three recognized primary U.S. Government securities dealers selected by the Auction Agent.

     'U.S. Treasury Note Rate' on any date means (i) the yield as calculated by reference to the bid price quotation of the actively traded, current coupon Treasury Note with a maturity most nearly comparable to the length of the related Dividend Period, as such bid price quotation is published on the Business Day immediately preceding such date by the Federal Reserve Bank of New York in its Composite 3:30 P.M. Quotations for U.S. Government Securities report for such Business Day, or (ii) if such yield as so calculated is not available, the Alternate Treasury Note Rate on such date. 'Alternate Treasury Note Rate' on any date means the yield as calculated by reference to the arithmetic average of the bid price quotations of the actively traded, current coupon Treasury Note with a maturity most nearly comparable to the length of the related Dividend Period, as determined by the bid price quotations as of any time on the Business Day immediately preceding such date, obtained from at least three recognized primary U.S. Government securities dealers selected by the Auction Agent.


     'Valuation Date' has the meaning set forth on page 51 of this Prospectus.


     'Variation Margin' means, in connection with an outstanding financial futures contract owned or sold by the Fund, the amount of cash or securities paid to or received from a broker (subsequent to the Initial Margin payment) from time to time as the price of such financial futures contract fluctuates.

     'Winning Bid Rate' has the meaning specified in Subsection 10(d)(i) of the Auction Procedures.

                                   APPENDIX I

                RATINGS OF MUNICIPAL BONDS AND COMMERCIAL PAPER



DESCRIPTION OF MOODY'S INVESTORS SERVICE, INC. ('MOODY'S') MUNICIPAL BOND
RATINGS



Aaa          Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as 'gilt edge.' Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa           Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A            Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa          Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payment and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba           Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B            Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa          Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca           Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.


C            Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.



     Note: Those bonds in the Aa, A, Baa, Ba and B categories which Moody's believes possess the strongest credit attributes within those categories are designated by the symbols Aa1, A1, Baa1, Ba1 and B1.

     Short-term Notes: The four ratings of Moody's for short-term notes are MIG 1/VMIG1, MIG 2/VMIG2, MIG 3/VMIG3 and MIG 4/VMIG4; MIG 1/VMIG1 denotes 'best quality . . . strong protection by established cash flows'; MIG 2/VMIG2 denotes 'high quality' with ample margins of protection; MIG 3/VMIG3 notes are of 'favorable quality . . . but . . . lacking the undeniable strength of the preceding grades'; MIG 4/VMIG4 notes are of 'adequate quality . . . [p]rotection commonly regarded as required of an investment security is present . . . there is specific risk.'



DESCRIPTION OF MOODY'S COMMERCIAL PAPER RATINGS



     Moody's Commercial Paper ratings are opinions of the ability of issuers to repay punctually promissory obligations not having an original maturity in excess of nine months. Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment ability of rated issuers:



          Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of short-term promissory obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics: leading market positions in well established industries; high rates of return on funds employed; conservative capitalization structure with moderate reliance on debt and ample asset protection; broad margins in earning coverage of fixed financial charges and high internal cash generation; and well established access to a range of financial markets and assured sources of alternate liquidity.



          Issuers rated Prime-2 (or related supporting institutions) have a strong ability for repayment of short-term promissory obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.



          Issuers rated Prime-3 (or supporting institutions) have an acceptable ability for repayment of short-term promissory obligations. The effect of industry characteristics and market composition may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.



          Issuers rated Not Prime do not fall within any of the Prime rating categories.



DESCRIPTION OF STANDARD & POOR'S RATINGS SERVICES ('S&P') MUNICIPAL DEBT RATINGS



     An S&P issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program. It takes into consideration the creditworthiness of guarantors, insurers or other forms of credit enhancement on the obligation.



     The issue credit rating is not a recommendation to purchase, sell or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor.

     The ratings are based on current information furnished by the obligors or obtained by S&P from other sources it considers reliable. S&P does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.



     The ratings are based, in varying degrees, on the following considerations:




                I. Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;



                II.  Nature of and provisions of the obligation; and



                III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.



AAA        Debt rated 'AAA' has the highest rating assigned by S&P. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA         Debt rated 'AA' differs from the highest-rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A          Debt rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB        Debt rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB         Debt rated 'BB,' 'B,' 'CCC,' 'CC' and 'C' is regarded as having significant speculative characteristics.
B          'BB' indicates the least degree of speculation and 'C' the highest degree of speculation. While such
CCC        bonds will likely have some quality and protective characteristics, these may be outweighed by large
CC         uncertainties or major exposures to adverse conditions.
C
D          Debt rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.



     Plus (+) or Minus (-): The ratings from 'AA' to 'CCC' may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

DESCRIPTION OF S&P COMMERCIAL PAPER RATINGS



     An S&P Commercial Paper Rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into several categories, ranging from 'A-1' for the highest-quality obligations to 'D' for the lowest. These categories are as follows:



A-1   This highest category indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+) designation.
A-2   Capacity for timely payment on issues with this designation is satisfactory. However, the relative degree of safety is not as high as for issues designated 'A-1.'
A-3   Issues carrying this designation have an adequate capacity for timely payment. They are, however, more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.
B     Issues rated 'B' are regarded as having only speculative capacity for timely payment.
C     This rating is assigned to short-term debt obligations with a doubtful capacity for payment.
D     Debt rated 'D' is in payment default. The 'D' rating category is used when interest payments or principal payments are not made on the date due, even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period.



     A Commercial Paper rating is not a recommendation to purchase or sell a security. The ratings are based on current information furnished to S&P by the issuer and obtained by S&P from other sources it considers reliable. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information.



DESCRIPTION OF S&P SHORT-TERM ISSUED CREDIT RATING



     An S&P note rating reflects the liquidity factors and market access risks unique to notes. Notes due in three years or less will likely receive a note rating. Notes maturing beyond three years will most likely receive a long-term debt rating. The following criteria will be used in making that assessment:



          -- Amortization schedule--the larger the final maturity relative to other maturities, the more likely it will be treated as a note.



          -- Source of payment-- the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.



     Note rating symbols are as follows:



SP-1   Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus ('+') designation.
SP-2   Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.
SP-3   Speculative capacity to pay principal and interest.

DESCRIPTION OF FITCH IBCA, INC. ('FITCH') INVESTMENT GRADE BOND RATINGS



     Fitch investment grade bond ratings provide a guide to investors in determining the credit risk associated with a particular security. The ratings represent Fitch's assessment of the issuer's ability to meet the obligations of a specific debt issue or class of debt in a timely manner.



     The rating takes into consideration special features of the issue, its relationship to other obligations of the issuer, the current and prospective financial condition and operating performance of the issuer and of any guarantor, as well as the economic and political environment that might affect the issuer's future financial strength and credit quality.



     Fitch ratings do not reflect any credit enhancement that may be provided by insurance policies or financial guaranties unless otherwise indicated.



     Bonds carrying the same rating are of similar but not necessarily identical credit quality since the rating categories do not fully reflect small differences in the degrees of credit risk.



     Fitch ratings are not recommendations to buy, sell, or hold any security. Ratings do not comment on the adequacy of market price, the suitability of any security for a particular investor, or the tax-exempt nature or taxability of payments made in respect of any security.



     Fitch ratings are based on information obtained from issuers, other obligors, underwriters, their experts and other sources Fitch believes to be reliable. Fitch does not audit or verify the truth or accuracy of such information. Ratings may be changed, suspended, or withdrawn as a result of changes in, or the unavailability of, information or for any other reasons.



AAA        Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.
AA         Bonds considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated 'AAA'. Because bonds rated in the 'AAA' and 'AA' categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issuers is generally rated 'F-1+.'
A          Bonds considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.
BBB        Bonds considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse impact on these bonds, and therefore, impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.



     Plus (+) or Minus (-): Plus and minus signs are used with a rating symbol to indicate the relative position of a credit within the rating category. Plus and minus signs, however, are not used in the 'AAA' category.

NR              Indicates that Fitch does not rate the specific issue.


CONDITIONAL     A conditional rating is premised on the successful completion of a project or the occurrence of a specific event.

SUSPENDED       A rating is suspended when Fitch deems the amount of information available from the issuer to be inadequate for rating purposes.

WITHDRAWN       A rating will be withdrawn when an issue matures or is called or refinanced and, at Fitch's discretion, when an issuer fails to furnish proper and timely information.

FITCHALERT      Ratings are placed on FitchAlert to notify investors of an occurrence that is likely to result in a rating change and the likely direction of such change. These are designated as 'Positive,'
                indicating a potential upgrade, 'Negative,' for potential downgrade, or 'Evolving,' where ratings may be raised or lowered. FitchAlert is relatively short-term, and should be resolved within 12 months.

RATINGS         An outlook is used to describe the most likely direction of any rating charge over the
OUTLOOK         intermediate term. It is described as a 'Positive' or 'Negative.' The absence of a designation indicates a stable outlook.



DESCRIPTION OF FITCH SPECULATIVE GRADE BOND RATINGS



     Fitch speculative grade bond ratings provide a guide to investors in determining the credit risk associated with a particular security. The ratings ('BB' to 'C') represent Fitch's assessment of the likelihood of timely payment of principal and interest in accordance with the terms of obligation for bond issues not in default. For defaulted bonds, the rating ('DDD' to 'D') is an assessment of the ultimate recovery value through reorganization or liquidation.



     The rating takes into consideration special features of the issue, its relationship to other obligations of the issuer, the current and prospective financial condition and operating performance of the issuer and any guarantor, as well as the economic and political environment that might affect the issuer's future financial strength.



     Bonds that have the same rating are of similar but not necessarily identical credit quality since rating categories cannot fully reflect the differences in degrees of credit risk.



BB         Bonds are considered speculative. The obligor's ability to pay interest and repay principal may be affected over time by adverse economic changes. However, business and financial alternatives can be identified which could assist the obligor in satisfying its debt service requirements.

B          Bonds are considered highly speculative. While bonds in this class are currently meeting debt service requirements, the probability of continued timely payment of principal and interest reflects the obligor's limited margin of safety and the need for reasonable business and economic activity throughout the life of the issue.

CCC        Bonds have certain identifiable characteristics which, if not remedied, may lead to default. The ability to meet obligations requires an advantageous business and economic environment.

CC         Bonds are minimally protected. Default in payment of interest and/or principal seems probable over time.

C          Bonds are in imminent default in payment of interest or principal.

DDD        Bonds are in default on interest and/or principal payments. Such bonds are extremely speculative and
DD         should be valued on the basis of their ultimate recovery value in liquidation or reorganization of the
D          obligor. 'DDD' represents the highest potential for recovery on these bonds, and 'D' represents the lowest potential for recovery.



     Plus (+) or Minus (-): Plus and minus signs are used with a rating symbol to indicate the relative position of a credit within the rating category. Plus and minus signs, however, are not used in the 'DDD,' 'DD' or 'D' categories.



DESCRIPTION OF FITCH INVESTMENT GRADE SHORT-TERM RATINGS



     Fitch's short-term ratings apply to debt obligations that are payable on demand or have original maturities of generally up to three years, including commercial paper, certificates of deposit, medium-term notes and municipal and investment notes.



     The short-term rating places greater emphasis than a long-term rating on the existence of liquidity necessary to meet the issuer's obligations in a timely manner.




     Fitch short-term ratings are as follows:



F-1+       Exceptionally Strong Credit Quality. Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.

F-1        Very Strong Credit Quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated 'F-1+.'

F-2        Good Credit Quality. Issues assigned this rating have a satisfactory degree of assurance for timely payment, but the margin of safety is not as great as for issues assigned 'F-1+' and 'F-1' ratings.

F-3        Fair Credit Quality. Issues assigned this rating have characteristics suggesting that the degree of assurance for timely payment is adequate; however, near-term adverse changes could cause these securities to be rated below investment grade.

F-S        Weak Credit Quality. Issues assigned this rating have characteristics suggesting a minimal degree of assurance for timely payment and are vulnerable to near-term adverse changes in financial and economic conditions.

D          Default. Issues assigned this rating are in actual or imminent payment default.

LOC        The symbol 'LOC' indicates that the rating is based on a letter of credit issued by a commercial bank.

                                  APPENDIX II

                             SETTLEMENT PROCEDURES



     The following summary of Settlement Procedures sets forth the procedures expected to be followed in connection with the settlement of each Auction and will be incorporated by reference in the Auction Agent Agreement and each Broker-Dealer Agreement. Nothing contained in this Appendix II constitutes a representation by the Fund that in each Auction each party referred to herein actually will perform the procedures described herein to be performed by such party. Capitalized terms used herein shall have the respective meanings specified in the glossary of this Prospectus or Appendix III hereto, as the case may be.


     (a) On each Auction Date, the Auction Agent shall notify by telephone or through the Auction Agent's Processing System the Broker-Dealers that participated in the Auction held on such Auction Date and submitted an Order on behalf of any Beneficial Owner or Potential Beneficial Owner of:

          (i) the Applicable Rate fixed for the next succeeding Dividend Period;

          (ii) whether Sufficient Clearing Bids existed for the determination of the Applicable Rate;

          (iii) if such Broker-Dealer (a 'Seller's Broker-Dealer') submitted a Bid or a Sell Order on behalf of a Beneficial Owner, the number of shares, if any, of AMPS to be sold by such Beneficial Owner;

          (iv) if such Broker-Dealer (a 'Buyer's Broker-Dealer') submitted a Bid on behalf of a Potential Beneficial Owner, the number of shares, if any, of AMPS to be purchased by such Potential Beneficial Owner;

          (v) if the aggregate number of shares of AMPS to be sold by all Beneficial Owners on whose behalf such Broker-Dealer submitted a Bid or a Sell Order exceeds the aggregate number of shares of AMPS to be purchased by all Potential Beneficial Owners on whose behalf such Broker-Dealer submitted a Bid, the name or names of one or more Buyer's Broker-Dealers (and the name of the Agent Member, if any, of each such Buyer's Broker-Dealer) acting for one or more purchasers of such excess number of shares of AMPS and the number of such shares to be purchased from one or more Beneficial Owners on whose behalf such Broker-Dealer acted by one or more Potential Beneficial Owners on whose behalf each of such Buyer's Broker-Dealers acted;

          (vi) if the aggregate number of shares of AMPS to be purchased by all Potential Beneficial Owners on whose behalf such Broker-Dealer submitted a Bid exceeds the aggregate number of shares of AMPS to be sold by all Beneficial Owners on whose behalf such Broker-Dealer submitted a Bid or a Sell Order, the name or names of one or more Seller's Broker-Dealers (and the name of the Agent Member, if any, of each such Seller's Broker-Dealer) acting for one or more sellers of such excess number of shares of AMPS and the number of such shares to be sold to one or more Potential Beneficial Owners on whose behalf such Broker-Dealer acted by one or more Beneficial Owners on whose behalf each of such Seller's Broker-Dealers acted; and

          (vii) the Auction Date of the next succeeding Auction with respect to the AMPS.

     (b) On each Auction Date, each Broker-Dealer that submitted an Order on behalf of any Beneficial Owner or Potential Beneficial Owner shall:

          (i) in the case of a Broker-Dealer that is a Buyer's Broker-Dealer, instruct each Potential Beneficial Owner on whose behalf such Broker-Dealer submitted a Bid that was accepted, in whole or in part, to instruct such Potential Beneficial Owner's Agent Member to pay to such Broker-Dealer (or its Agent

     Member) through the Securities Depository the amount necessary to purchase the number of shares of AMPS to be purchased pursuant to such Bid against receipt of such shares and advise such Potential Beneficial Owner of the Applicable Rate for the next succeeding Dividend Period;

          (ii) in the case of a Broker-Dealer that is a Seller's Broker-Dealer, instruct each Beneficial Owner on whose behalf such Broker-Dealer submitted a Sell Order that was accepted, in whole or in part, or a Bid that was accepted, in whole or in part, to instruct such Beneficial Owner's Agent Member to deliver to such Broker-Dealer (or its Agent Member) through the Securities Depository the number of shares of AMPS to be sold pursuant to such Order against payment therefor and advise any such Beneficial Owner that will continue to hold shares of AMPS of the Applicable Rate for the next succeeding Dividend Period;

          (iii) advise each Beneficial Owner on whose behalf such Broker-Dealer submitted a Hold Order of the Applicable Rate for the next succeeding Dividend Period;

          (iv) advise each Beneficial Owner on whose behalf such Broker-Dealer submitted an Order of the Auction Date for the next succeeding Auction; and

          (v) advise each Potential Beneficial Owner on whose behalf such Broker-Dealer submitted a Bid that was accepted, in whole or in part, of the Auction Date for the next succeeding Auction.

     (c) On the basis of the information provided to it pursuant to (a) above, each Broker-Dealer that submitted a Bid or a Sell Order on behalf of a Potential Beneficial Owner or a Beneficial Owner shall, in such manner and at such time or times as in its sole discretion it may determine, allocate any funds received by it pursuant to (b)(i) above and any shares of AMPS received by it pursuant to
(b)(ii) above among the Potential Beneficial Owners, if any, on whose behalf such Broker-Dealer submitted Bids, the Beneficial Owners, if any, on whose behalf such Broker-Dealer submitted Bids that were accepted or Sell Orders, and any Broker-Dealer or Broker-Dealers identified to it by the Auction Agent pursuant to (a)(v) or (a)(vi) above.

     (d) On each Auction Date:

          (i) each Potential Beneficial Owner and Beneficial Owner shall instruct its Agent Member as provided in (b)(i) or (ii) above, as the case may be;

          (ii) each Seller's Broker-Dealer which is not an Agent Member of the Securities Depository shall instruct its Agent Member to (A) pay through the Securities Depository to the Agent Member of the Beneficial Owner delivering shares to such Broker-Dealer pursuant to (b)(ii) above the amount necessary to purchase such shares against receipt of such shares, and (B) deliver such shares through the Securities Depository to a Buyer's Broker-Dealer (or its Agent Member) identified to such Seller's Broker-Dealer pursuant to (a)(v) above against payment therefor; and

          (iii) each Buyer's Broker-Dealer which is not an Agent Member of the Securities Depository shall instruct its Agent Member to (A) pay through the Securities Depository to a Seller's Broker-Dealer (or its Agent Member) identified pursuant to (a) (vi) above the amount necessary to purchase the shares to be purchased pursuant to (b)(i) above against receipt of such shares, and (B) deliver such shares through the Securities Depository to the Agent Member of the purchaser thereof against payment therefor.

     (e) On the day after the Auction Date:

          (i) each Bidder's Agent Member referred to in (d)(i) above shall instruct the Securities Depository to execute the transactions described in
     (b)(i) or (ii) above, and the Securities Depository shall execute such transactions;

          (ii) each Seller's Broker-Dealer or its Agent Member shall instruct the Securities Depository to execute the transactions described in (d)(ii) above, and the Securities Depository shall execute such transactions; and

          (iii) each Buyer's Broker-Dealer or its Agent Member shall instruct the Securities Depository to execute the transactions described in (d)(iii) above, and the Securities Depository shall execute such transactions.

     (f) If a Beneficial Owner selling shares of AMPS in an Auction fails to deliver such shares (by authorized book-entry), a Broker-Dealer may deliver to the Potential Beneficial Owner on behalf of which it submitted a Bid that was accepted a number of whole shares of AMPS that is less than the number of shares that otherwise was to be purchased by such Potential Beneficial Owner. In such event, the number of shares of AMPS to be so delivered shall be determined solely by such Broker-Dealer. Delivery of such lesser number of shares shall constitute good delivery. Notwithstanding the foregoing terms of this paragraph
(f), any delivery or non-delivery of shares which shall represent any departure from the results of an Auction, as determined by the Auction Agent, shall be of no effect unless and until the Auction Agent shall have been notified of such delivery or non-delivery in accordance with the provisions of the Auction Agent Agreement and the Broker-Dealer Agreements.

                                  APPENDIX III

                               AUCTION PROCEDURES



     The following procedures will be set forth in provisions of the Articles Supplementary relating to the AMPS, and will be incorporated by reference in the Auction Agent Agreement and each Broker-Dealer Agreement. The terms not defined below are defined in the forepart of this Prospectus. Nothing contained in this Appendix III constitutes a representation by the Fund that in each Auction each party referred to herein actually will perform the procedures described herein to be performed by such party.


     Paragraph 10(a) Certain Definitions.

     As used in this Paragraph 10, the following terms shall have the following meanings, unless the context otherwise requires:

          (i) 'AMPS' shall mean the shares of AMPS being auctioned pursuant to this Paragraph 10.

          (ii) 'Auction Date' shall mean the first Business Day preceding the first day of a Dividend Period.

          (iii) 'Available AMPS' shall have the meaning specified in Paragraph 10(d)(i) below.

          (iv) 'Bid' shall have the meaning specified in Paragraph 10(b)(i) below.

          (v) 'Bidder' shall have the meaning specified in Paragraph 10(b)(i) below.

          (vi) 'Hold Order' shall have the meaning specified in Paragraph 10(b)(i) below.

          (vii) 'Maximum Applicable Rate' for any Dividend Period will be the Applicable Percentage of the Reference Rate. The Applicable Percentage will be determined based on (i) the lower of the credit rating or ratings assigned on such date to such shares by Moody's and S&P (or if Moody's or S&P or both shall not make such rating available, the equivalent of either or both of such ratings by a Substitute Rating Agency or two Substitute Rating Agencies or, in the event that only one such rating shall be available, such rating) and (ii) whether the Fund has provided modification to the Auction Agent prior to the Auction establishing the Applicable Rate for any dividend that net capital gains or other taxable income will be included in such dividend on shares of AMPS as follows:


                                                APPLICABLE          APPLICABLE
                                               PERCENTAGE OF       PERCENTAGE OF
              CREDIT RATINGS                     REFERENCE           REFERENCE
------------------------------------------        RATE--              RATE--
      MOODY'S                  S&P            NO NOTIFICATION      NOTIFICATION
-------------------    -------------------    ---------------     ---------------
'aa3' or higher        AA- or Higher                110%                150%
'a3' or 'a1'           A- to A+                     125%                160%
'baa3' to 'baa1'       BBB- to BBB+                 150%                250%
Below 'baa3'           Below BBB-                   200%                275%

     The Fund shall take all reasonable action necessary to enable S&P and Moody's to provide a rating for the AMPS. If either S&P or Moody's shall not make such a rating available, or if neither S&P nor Moody's shall make such a rating available, Merrill Lynch, Pierce, Fenner & Smith Incorporated or its affiliates and successors, after consultation with the Fund, shall select a nationally recognized statistical rating organization or two nationally recognized statistical rating organizations to act as a Substitute Rating Agency or Substitute Rating Agencies, as the case may be.

          (viii) 'Order' shall have the meaning specified in Paragraph 10(b)(i) below.

          (ix) 'Sell Order' shall have the meaning specified in Paragraph 10(b)(i) below.


          (x) 'Submission Deadline' shall mean 1:00 p.m., New York City time, on any Auction Date or such other time on any Auction Date as may be specified by the Auction Agent from time to time as the time by which each Broker-Dealer must submit to the Auction Agent in writing all Orders obtained by it for the Auction to be conducted on such Auction Date.


          (xi) 'Submitted Bid' shall have the meaning specified in Paragraph 10(d)(i) below.

          (xii) 'Submitted Hold Order' shall have the meaning specified in Paragraph 10(d)(i) below.

          (xiii) 'Submitted Order' shall have the meaning specified in Paragraph 10(d)(i) below.

          (xiv) 'Submitted Sell Order' shall have the meaning specified in Paragraph 10(d)(i) below.

          (xv) 'Sufficient Clearing Bids' shall have the meaning specified in

     Paragraph 10(d)(i) below.

          (xvi) 'Winning Bid Rate' shall have the meaning specified in Paragraph 10(d)(i) below.

Paragraph 10(b) Orders by Beneficial Owners, Potential Beneficial Owners, Existing Holders and Potential Holders.

     (i) Unless otherwise permitted by the Fund, Beneficial Owners and Potential Beneficial Owners may only participate in Auctions through their Broker-Dealers. Brokers-Dealers will submit the Orders of their respective customers who are Beneficial Owners and Potential Beneficial Owners to the Auction Agent, designating themselves as Existing Holders in respect of shares subject to Orders submitted or deemed submitted to them by Beneficial Owners and as Potential Holders in respect of shares subject to Orders submitted to them by Potential Beneficial Owners. A Broker-Dealer may also hold shares of AMPS in its own account as a Beneficial Owner. A Broker-Dealer may thus submit Orders to the Auction Agent as a Beneficial Owner or a Potential Beneficial Owner and therefore participate in an Auction as an Existing Holder or Potential Holder on behalf of both itself and its customers. On or prior to the Submission Deadline on each Auction Date:

          (A) each Beneficial Owner may submit to its Broker-Dealer information as to:

             (1) the number of outstanding shares, if any, of AMPS held by such Beneficial Owner which such Beneficial Owner desires to continue to hold without regard to the Applicable Rate for the next succeeding Dividend Period;

             (2) the number of outstanding shares, if any, of AMPS held by such Beneficial Owner which such Beneficial Owner desires to continue to hold, provided that the Applicable Rate for the next succeeding Dividend Period shall not be less than the rate per annum specified by such Beneficial Owner, and/or

             (3) the number of outstanding shares, if any, of AMPS held by such Beneficial Owner which such Beneficial Owner offers to sell without regard to the Applicable Rate for the next succeeding Dividend Period; and

          (B) each Broker-Dealer, using a list of Potential Beneficial Owners that shall be maintained in good faith for the purpose of conducting a competitive Auction, shall contact Potential Beneficial Owners, including Persons that are not Beneficial Owners, on such list to determine the number of outstanding shares, if any, of AMPS which each such Potential Beneficial Owner offers to purchase, provided that the Applicable Rate for the next succeeding Dividend Period shall not be less than the rate per annum specified by such Potential Beneficial Owner.

     For the purposes hereof, the communication by a Beneficial Owner or Potential Beneficial Owner to a Broker-Dealer, or the communication by a Broker-Dealer acting for its own account to the Auction Agent, of information referred to in clause (A) or (B) of this Paragraph 10(b)(i) is hereinafter referred to as an 'Order' and each Beneficial Owner and each Potential Beneficial Owner placing an Order, including a Broker-Dealer acting in such capacity for its own account, is hereinafter referred to as a 'Bidder'; an Order containing the information referred to in clause (A)(1) of this Paragraph 10(b)(i) is hereinafter referred to as a 'Hold Order'; an Order containing the information referred to in clause (A)(2) or (B) of this Paragraph 10(b)(i) is hereinafter referred to as a 'Bid'; and an Order containing the information referred to in clause (A)(3) of this Paragraph 10(b)(i) is hereinafter referred to as a 'Sell Order.' Inasmuch as a Broker-Dealer participates in an Auction as an Existing Holder or a Potential Holder only to represent the interests of a Beneficial Owner or Potential Beneficial Owner, whether it be its customers or itself, all discussion herein relating to the consequences of an Auction for Existing Holders and Potential Holders also applies to the underlying beneficial ownership interests represented thereby.


     (ii)(A) A Bid by an Existing Holder shall constitute an irrevocable offer to sell:

          (1) the number of outstanding shares of AMPS specified in such Bid if the Applicable Rate determined on such Auction Date shall be less than the rate per annum specified in such Bid; or

          (2) such number or a lesser number of outstanding shares of AMPS to be determined as set forth in Paragraph 10(e)(i)(D) if the Applicable Rate determined on such Auction Date shall be equal to the rate per annum specified therein; or

          (3) a lesser number of outstanding shares of AMPS to be determined as set forth in Paragraph 10(e)(ii)(C) if such specified rate per annum shall be higher than the Maximum Applicable Rate and Sufficient Clearing Bids do not exist.

     (B) A Sell Order by an Existing Holder shall constitute an irrevocable offer to sell:

          (1) the number of outstanding shares of AMPS specified in such Sell Order, or

          (2) such number or a lesser number of outstanding shares of AMPS to be determined as set forth in Paragraph 10(e)(ii)(C) if Sufficient Clearing Bids do not exist.

     (C) A Bid by a Potential Holder shall constitute an irrevocable offer to purchase:

          (1) the number of outstanding shares of AMPS specified in such Bid if the Applicable Rate determined on such Auction Date shall be higher than the rate per annum specified in such Bid; or


          (2) such number or a lesser number of outstanding shares of AMPS to be determined as set forth in Paragraph 10(e)(i)(E) if the Applicable Rate determined on such Auction Date shall be equal to the rate per annum specified therein.

Paragraph 10(c) Submission of Orders by Broker-Dealers to Auction Agent.

     (i) Each Broker-Dealer shall submit in writing or through the Auction Agent's Auction Processing System to the Auction Agent prior to the Submission Deadline on each Auction Date all Orders obtained by such Broker-Dealer, designating itself (unless otherwise permitted by the Fund) as an Existing Holder in respect of shares subject to Orders submitted or deemed submitted to it by Beneficial Owners and as a Potential Holder in respect of shares subject to Orders submitted to it by Potential Beneficial Owners, and specifying with respect to each Order:

          (A) the name of the Bidder placing such Order (which shall be the Broker-Dealer unless otherwise permitted by the Fund);

          (B) the aggregate number of outstanding shares of AMPS that are the subject of such Order;

          (C) to the extent that such Bidder is an Existing Holder

             (1) the number of outstanding shares, if any, of AMPS subject to any Hold Order placed by such Existing Holder;

             (2) the number of outstanding shares, if any, of AMPS subject to any Bid placed by such Existing Holder and the rate per annum specified in such Bid; and

             (3) the number of outstanding shares, if any, of AMPS subject to any Sell Order placed by such Existing Holder; and

          (D) to the extent such Bidder is a Potential Holder, the rate per annum specified in such Potential Holder's Bid.

     (ii) If any rate per annum specified in any Bid contains more than three figures to the right of the decimal point, the Auction Agent shall round such rate up to the next highest one-thousandth (.001) of 1%.

     (iii) If an Order or Orders covering all of the outstanding shares of AMPS held by an Existing Holder are not submitted to the Auction Agent prior to the Submission Deadline, the Auction Agent shall deem a Hold Order (in the case of an Auction relating to a Dividend Period which is not a Special Dividend Period) and a Sell Order (in the case of an Auction relating to a Special Dividend Period) to have been submitted on behalf of such Existing Holder covering the number of outstanding shares of AMPS held by such Existing Holder and not subject to Orders submitted to the Auction Agent.

     (iv) If one or more Orders on behalf of an Existing Holder covering in the aggregate more than the number of outstanding shares of AMPS held by such Existing Holder are submitted to the Auction Agent, such Orders shall be considered valid as follows and in the following order of priority:

          (A) any Hold Order submitted on behalf of such Existing Holder shall be considered valid up to and including the number of outstanding shares of AMPS held by such Existing Holder; provided that if more than one Hold Order is submitted on behalf of such Existing Holder and the number of shares of AMPS subject to such Hold Orders exceeds the number of outstanding shares of AMPS held by such Existing Holder, the number of shares of AMPS subject to each of such Hold Orders shall be reduced pro rata so that such Hold Orders, in the aggregate, cover exactly the number of outstanding shares of AMPS held by such Existing Holder;

          (B) any Bids submitted on behalf of such Existing Holder shall be considered valid, in the ascending order of their respective rates per annum if more than one Bid is submitted on behalf of such Existing Holder, up to and including the excess of the number of outstanding shares of AMPS held by such Existing Holder over the number of shares of AMPS subject to any Hold Order referred to in Paragraph 10(c)(iv)(A) above (and if more than one Bid submitted on behalf of such Existing Holder specifies the same rate per annum and together they cover more than the remaining number of shares that can be the subject of valid Bids after application of Paragraph 10(c)(iv)(A) above and of the foregoing portion of this Paragraph 10(c)(iv)(B) to any Bid or Bids specifying a lower rate or rates per annum, the number of shares subject to each of such Bids shall be reduced pro rata so that such Bids, in the aggregate, cover exactly such remaining number of shares); and the number of shares, if any, subject to Bids not valid under this Paragraph 10(c)(iv)(B) shall be treated as the subject of a Bid by a Potential Holder; and

          (C) any Sell Order shall be considered valid up to and including the excess of the number of outstanding shares of AMPS held by such Existing Holder over the number of shares of AMPS subject to Hold Orders referred to in Paragraph 10(c)(iv)(A) and Bids referred to in Paragraph 10(c)(iv)(B); provided that if more than one Sell Order is submitted on behalf of any Existing Holder and the number of shares of AMPS subject to such Sell Orders is greater than such excess, the number of shares of AMPS subject to each of such Sell Orders shall be reduced pro rata so that such Sell Orders, in the aggregate, cover exactly the number of shares of AMPS equal to such excess.

     (v) If more than one Bid is submitted on behalf of any Potential Holder, each Bid submitted shall be a separate Bid with the rate per annum and number of shares of AMPS therein specified.


     (vi) Any Order submitted by a Beneficial Owner or a Potential Beneficial Owner to its Broker-Dealer, or by a Broker-Dealer to the Auction Agent, prior to the Submission Deadline on any Auction Date shall be irrevocable.

Paragraph 10(d) Determination of Sufficient Clearing Bids, Winning Bid Rate and Applicable Rate.

     (i) Not earlier than the Submission Deadline on each Auction Date, the Auction Agent shall assemble all Orders submitted or deemed submitted to it by the Broker-Dealers (each such Order as submitted or deemed submitted by a Broker-Dealer being hereinafter referred to individually as a 'Submitted Hold Order,' a 'Submitted Bid' or a 'Submitted Sell Order,' as the case may be, or as a 'Submitted Order') and shall determine:

          (A) the excess of the total number of outstanding shares of AMPS over the number of outstanding shares of AMPS that are the subject of Submitted Hold Orders (such excess being hereinafter referred to as the 'Available AMPS');

          (B) from the Submitted Orders whether the number of outstanding shares of AMPS that are the subject of Submitted Bids by Potential Holders specifying one or more rates per annum equal to or lower than the Maximum Applicable Rate exceeds or is equal to the sum of:

             (1) the number of outstanding shares of AMPS that are the subject of Submitted Bids by Existing Holders specifying one or more rates per annum higher than the Maximum Applicable Rate, and

             (2) the number of outstanding shares of AMPS that are subject to Submitted Sell Orders (if such excess or such equality exists (other than because the number of outstanding shares of AMPS in clause (1) above and this clause (2) are each zero because all of the outstanding shares of AMPS are the subject of Submitted Hold Orders), such Submitted Bids by Potential Holders hereinafter being referred to collectively as 'Sufficient Clearing Bids'); and

          (C) if Sufficient Clearing Bids exist, the lowest rate per annum specified in the Submitted Bids (the 'Winning Bid Rate') that if:

             (1) each Submitted Bid from Existing Holders specifying the Winning Bid Rate and all other submitted Bids from Existing Holders specifying lower rates per annum were rejected, thus entitling such Existing Holders to continue to hold the shares of AMPS that are the subject of such Submitted Bids, and

             (2) each Submitted Bid from Potential Holders specifying the Winning Bid Rate and all other Submitted Bids from Potential Holders specifying lower rates per annum were accepted, thus entitling the Potential Holders to purchase the shares of AMPS that are the subject of such Submitted Bids, would result in the number of shares subject to all Submitted Bids specifying the Winning Bid Rate or a lower rate per annum being at least equal to the Available AMPS.

     (ii) Promptly after the Auction Agent has made the determinations pursuant to Paragraph 10(d)(i), the Auction Agent shall advise the Fund of the Maximum Applicable Rate and, based on such determinations, the Applicable Rate for the next succeeding Dividend Period as follows:

          (A) if Sufficient Clearing Bids exist, that the Applicable Rate for the next succeeding Dividend Period shall be equal to the Winning Bid Rate;

          (B) if Sufficient Clearing Bids do not exist (other than because all of the outstanding shares of AMPS are the subject of Submitted Hold Orders), that the Applicable Rate for the next succeeding Dividend Period shall be equal to the Maximum Applicable Rate; or

          (C) if all of the outstanding shares of AMPS are the subject of Submitted Hold Orders, that the Dividend Period next succeeding the Auction automatically shall be the same length as the immediately preceding Dividend Period and the Applicable Rate for the next succeeding Dividend Period shall be equal to 40% of the Reference Rate (or 60% of such rate if the Fund has provided notification to the Auction Agent prior to the Auction establishing the Applicable Rate for any dividend that net capital gains or other taxable income will be included in such dividend on shares of AMPS) on the date of the Auction.

Paragraph 10(e) Acceptance and Rejection of Submitted Bids and Submitted SellOrders and Allocation of Shares.

     Based on the determinations made pursuant to Paragraph 10(d)(i), the Submitted Bids and Submitted Sell Orders shall be accepted or rejected and the Auction Agent shall take such other action as set forth below:

     (i) If Sufficient Clearing Bids have been made, subject to the provisions of Paragraph 10(e)(iii) and Paragraph 10(e)(iv), Submitted Bids and Submitted Sell Orders shall be accepted or rejected in the following order of priority and all other Submitted Bids shall be rejected:

          (A) the Submitted Sell Orders of Existing Holders shall be accepted and the Submitted Bid of each of the Existing Holders specifying any rate per annum that is higher than the Winning Bid Rate shall be accepted, thus requiring each such Existing Holder to sell the outstanding shares of AMPS that are the subject of such Submitted Sell Order or Submitted Bid;

          (B) the Submitted Bid of each of the Existing Holders specifying any rate per annum that is lower than the Winning Bid Rate shall be rejected, thus entitling each such Existing Holder to continue to hold the outstanding shares of AMPS that are the subject of such Submitted Bid;

          (C) the Submitted Bid of each of the Potential Holders specifying any rate per annum that is lower than the Winning Bid Rate shall be accepted;

          (D) the Submitted Bid of each of the Existing Holders specifying a rate per annum that is equal to the Winning Bid Rate shall be rejected, thus entitling each such Existing Holder to continue to hold the outstanding shares of AMPS that are the subject of such Submitted Bid, unless the number of outstanding shares of AMPS subject to all such Submitted Bids shall be greater than the number of outstanding shares of AMPS ('Remaining Shares') equal to the excess of the Available AMPS over the number of outstanding shares of AMPS subject to Submitted Bids described in Paragraph 10(e)(i)(B) and Paragraph 10(e)(i)(C), in which event the Submitted Bids of each such Existing Holder shall be accepted, and each such Existing Holder shall be required to sell outstanding shares of AMPS, but only in an amount equal to the difference between (1) the number of outstanding shares of AMPS then held by such Existing Holder subject to such Submitted Bid and (2) the number of shares of AMPS obtained by multiplying (x) the number of Remaining Shares by (y) a fraction the numerator of which shall be the number of outstanding shares of AMPS held by such Existing Holder subject to such Submitted Bid and the denominator of which shall be the sum of the numbers of outstanding shares of AMPS subject to such Submitted Bids made by all such Existing Holders that specified a rate per annum equal to the Winning Bid Rate; and

          (E) the Submitted Bid of each of the Potential Holders specifying a rate per annum that is equal to the Winning Bid Rate shall be accepted but only in an amount equal to the number of outstanding shares of AMPS obtained by multiplying (x) the difference between the Available AMPS and the number of outstanding shares of AMPS subject to Submitted Bids described in Paragraph 10(e)(i)(B), Paragraph 10(e)(i)(C) and Paragraph 10(e)(i)(D) by (y) a fraction the numerator of which shall be the number of outstanding shares of AMPS subject to such Submitted Bid and the denominator of which shall be the sum of the number of outstanding shares of AMPS subject to such Submitted Bids made by all such Potential Holders that specified rates per annum equal to the Winning Bid Rate.

     (ii) If Sufficient Clearing Bids have not been made (other than because all of the outstanding shares of AMPS are subject to Submitted Hold Orders), subject to the provisions of Paragraph 10(e)(iii), Submitted Orders shall be accepted or rejected as follows in the following order of priority and all other Submitted Bids shall be rejected:

          (A) the Submitted Bid of each Existing Holder specifying any rate per annum that is equal to or lower than the Maximum Applicable Rate shall be rejected, thus entitling such Existing Holder to continue to hold the outstanding shares of AMPS that are the subject of such Submitted Bid;

          (B) the Submitted Bid of each Potential Holder specifying any rate per annum that is equal to or lower than the Maximum Applicable Rate shall be accepted, thus requiring such Potential Holder to purchase the outstanding shares of AMPS that are the subject of such Submitted Bid; and


          (C) the Submitted Bids of each Existing Holder specifying any rate per annum that is higher than the Maximum Applicable Rate shall be accepted and the Submitted Sell Orders of each Existing Holder shall be accepted, in both cases only in an amount equal to the difference between (1) the number of outstanding shares of AMPS then held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order and (2) the number of shares of AMPS obtained by multiplying (x) the difference between the Available AMPS and the aggregate number of outstanding shares of AMPS subject to Submitted Bids described in Paragraph 10(e)(ii)(A) and Paragraph 10(e)(ii)(B) by (y) a fraction the numerator of which shall be the number of outstanding shares of AMPS held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order and the denominator of which shall be the number of outstanding shares of AMPS subject to all such Submitted Bids and Submitted Sell Orders.

     (iii) If, as a result of the procedures described in Paragraph 10(e)(i) or Paragraph 10(e)(ii), any Existing Holder would be entitled or required to sell, or any Potential Holder would be entitled or required to purchase, a fraction of a share of AMPS on any Auction Date, the Auction Agent shall, in such manner as in its sole discretion it shall determine, round up or down the number of shares of AMPS to be purchased or sold by any Existing Holder or Potential Holder on such Auction Date so that each outstanding share of AMPS purchased or sold by each Existing Holder or Potential Holder on such Auction Date shall be a whole share of AMPS.

     (iv) If, as a result of the procedures described in Paragraph 10(e)(i), any Potential Holder would be entitled or required to purchase less than a whole share of AMPS on any Auction Date, the Auction Agent, in such manner as in its sole discretion it shall determine, shall allocate shares of AMPS for purchase among Potential Holders so that only whole shares of AMPS are purchased on such Auction Date by any Potential Holder, even if such allocation results in one or more of such Potential Holders not purchasing any shares of AMPS on such Auction Date.

     (v) Based on the results of each Auction, the Auction Agent shall determine, with respect to each Broker-Dealer that submitted Bids or Sell Orders on behalf of Existing Holders or Potential Holders, the aggregate number of the outstanding shares of AMPS to be purchased and the aggregate number of outstanding shares of AMPS to be sold by such Potential Holders and Existing Holders and, to the extent that such aggregate number of outstanding shares to be purchased and such aggregate number of outstanding shares to be sold differ, the Auction Agent shall determine to which other Broker-Dealer or Broker-Dealers acting for one or more purchasers such Broker-Dealer shall deliver, or from which other Broker-Dealer or Broker-Dealers acting for one or more sellers such Broker-Dealer shall receive, as the case may be, outstanding shares of AMPS.

Paragraph 10(f) Miscellaneous.

     The Fund may interpret the provisions of this Paragraph 10 to resolve any inconsistency or ambiguity, remedy any formal defect or make any other change or modification that does not substantially adversely affect the rights of Beneficial Owners of AMPS. A Beneficial Owner or an Existing Holder (A) may sell, transfer or otherwise dispose of shares of AMPS only pursuant to a Bid or Sell Order in accordance with the procedures described in this Paragraph 10 or to or through a Broker-Dealer, provided that in the case of all transfers other than pursuant to Auctions such Beneficial Owner or Existing Holder, its Broker-Dealer, if applicable, or its Agent Member advises the Auction Agent of such transfer and (B) except as otherwise required by law, shall have the ownership of the shares of AMPS held by it maintained in book entry form by the Securities Depository in the account of its Agent Member, which in turn will maintain records of such Beneficial Owner's beneficial ownership. Neither the Fund nor any Affiliate (other than Merrill Lynch, Pierce, Fenner & Smith Incorporated) shall submit an Order in any Auction. Any Beneficial Owner that is an Affiliate (other than Merrill Lynch, Pierce, Fenner & Smith Incorporated) shall not sell, transfer or otherwise dispose of shares of AMPS to any Person other than the Fund. All of the outstanding shares of AMPS shall be represented by one or more certificates registered in the name of the nominee of the Securities Depository unless otherwise required by law or unless there is no Securities Depository. If there is no Securities Depository, at the Fund's option and upon its receipt of such documents as it deems appropriate, any shares of AMPS may be registered in the Stock Register in the name of the Beneficial Owner thereof and such Beneficial Owner thereupon will be entitled to receive certificates therefor and required to deliver certificates thereof or upon transfer or exchange thereof.

                      [This page intentionally left blank]

                      [This page intentionally left blank]

                      [This page intentionally left blank]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY STATE OR JURISDICTION OF THE UNITED STATES OR ANY COUNTRY WHERE SUCH OFFER WOULD BE UNLAWFUL.

           ------------------------

              TABLE OF CONTENTS


                                                  PAGE
                                                  ----
Prospectus Summary.............................     3
Risk Factors and Special Considerations........    12
Financial Highlights...........................    15
The Fund.......................................    16
Use of Proceeds................................    16
Capitalization.................................    16
Investment Objective and Policies..............    17
Description of AMPS............................    34
Investment Restrictions........................    57
Directors and Officers.........................    58
Investment Advisory and Administrative
  Arrangements.................................    61
Portfolio Transactions.........................    63
Taxes..........................................    64
Net Asset Value................................    69
Description of Capital Stock...................    69
Custodian......................................    72
Plan of Distribution...........................    72
Transfer Agent, Dividend Disbursing Agent and
  Registrar....................................    72
Legal Opinions.................................    72
Independent Auditors...........................    72
Independent Auditors' Report...................    73
Financial Statements...........................    74
Glossary.......................................    84
Appendix I--Ratings of Municipal Bonds and
  Commercial Paper.............................    91
Appendix II--Settlement Procedures.............    98
Appendix III--Auction Procedures...............   101




                       $



                                MERRILL LYNCH
                        MUNICIPAL STRATEGY FUND, INC.
                                AUCTION MARKET
                     PREFERRED STOCK ['AMPS(REGISTERED)']



                          ________ SHARES, SERIES A

                          -------------------------
                                  PROSPECTUS
                          -------------------------



                             MERRILL LYNCH & CO.



                               FEBRUARY   , 1998



         (Registered)Registered trademark of Merrill Lynch & Co., Inc.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           PART C.  OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS.

     (1) Financial Statements


     Part A:



     Financial Highlights for the fiscal year ended October 31, 1997 and for the period November 3, 1995 (commencement of operations) to October 31, 1996.



     Part B:



     Schedule of Investments as of October 31, 1997.



     Statement of Assets, Liabilities and Capital as of October 31, 1997.



     Statement of Operations for the fiscal year ended October 31, 1997 and for the period November 3, 1995 (commencement of operations) to October 31, 1996.



     Statements of Changes in Net Assets for the fiscal year ended October 31, 1997 and for the period November 3, 1995 (commencement of operations) to October 31, 1996.


     Financial Highlights for the fiscal year ended October 31, 1997 and for the period November 3, 1995 (commencement of operations) to October 31, 1996.


     (2) Exhibits:


            EXHIBIT
            NUMBER
            ------
            (a)(1)    --   Articles of Incorporation of the Registrant. (a)

            (2)       --   Articles of Amendment to the Articles of Incorporation of the Registrant (name change). (a)
            (3)       --   Form of Articles Supplementary creating shares of Auction Market Preferred Stock
                           ('AMPS(Registered)') of the Registrant. (b)
            (b)       --   By-Laws of the Registrant. (a)
            (c)       --   Not applicable.
            (d)(1)    --   Portions of the Articles of Incorporation and By-Laws of the Registrant defining the rights of holders of shares of the Registrant. (c)
            (2)       --   Form of specimen certificate for shares of Common Stock of the Registrant. (a)
            (3)       --   Form of specimen certificate for the AMPS of the Registrant. (b)
            (e)       --   Not applicable.
            (f)       --   Not applicable.
            (g)(1)    --   Form of Investment Advisory Agreement between the Registrant and the Investment Advisor. (a)
            (2)       --   Form of Administration Agreement between the Registrant and the Administrator. (a)
            (h)(1)    --   Form of Distribution Agreement relating to the Common Stock between the Registrant and Merrill
                           Lynch Funds Distributor, Inc. ('MLFD') (the 'Common Stock Distribution Agreement'). (a)
            (2)       --   Form of Selected Dealer Agreement relating to the Common Stock. (a)
            (3)       --   Form of Distribution Agreement relating to the AMPS between the Registrant and Merrill Lynch,
                           Pierce, Fenner & Smith Incorporated ('Merrill Lynch') (the 'AMPS Distribution Agreement'). (b)
            (i)       --   Not applicable.
            (j)       --   Form of Custody Agreement between the Registrant and The Bank of New York. (a)
            (k)(1)    --   Transfer Agency, Dividend Disbursing Agency and Shareholder Servicing Agency Agreement between
                           Registrant and Merrill Lynch Financial Data Services, Inc. ('MLFDS'). (a)

            (2)       --   Form of Auction Agent Agreement between the Registrant and IBJ Schroder Bank & Trust Company. (b)
            (3)       --   Form of Broker-Dealer Agreement. (b)
            (4)       --   Form of Letter of Representations. (b)
            (5)       --   Form of License Agreement relating to the use of the 'Merrill Lynch' name. (a)
            (l)       --   Not applicable.
            (m)       --   Not applicable.
            (n)       --   Consent of Deloitte & Touche LLP, independent auditors for the Registrant.
            (o)       --   Not applicable.
            (p)       --   Certificate of Fund Asset Management, L.P. (a)
            (q)       --   Not applicable.
            (r)       --   Financial Data Schedule.

------------------
(a) Incorporated by reference to the Registrant's registration statement on Form N-2, File No. 33-54655 (the 'Common Stock Registration Statement').

(b) Previously filed as an Exhibit to the Registrant's registration statement on Form N-2, File No. 33-64311 (the 'AMPS Registration Statement') filed under the Securities Act of 1933, as amended (the '1933 Act').

(c) Reference is made to Article V, Article VI (sections 2,3,4,5 and 6), Article VII, Article VIII, Article X, Article XI, Article XII and Article XIII of

    the Registrant's Articles of Incorporation, previously filed as Exhibit (a) to the Common Stock Registration Statement; and to Article II, Article III (sections 1, 2, 3, 5 and 17), Article VI, Article VII, Article XII, Article XIII and Article XIV of the Registrant's By-Laws, previously filed as Exhibit (b) to the Common Stock Registration Statement. Reference is also made to the Form of Articles Supplementary previously filed as Exhibit
    (a)(3) to the AMPS Registration Statement.

ITEM 25.  MARKETING ARRANGEMENTS.

     Previously provided as Exhibit (h) to the Registrant's AMPS Registration Statement.

ITEM 26.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     Previously provided in connection with Pre-Effective Amendment No. 1 to the Registrant's AMPS Registration Statement.


ITEM 27.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT.

     The information in the Prospectus under the captions 'Investment Advisory and Administrative Arrangements' and 'Description of Capital Stock--Common Stock' and in Note 1 to the Statement of Assets, Liabilities and Capital is incorporated herein by reference.

ITEM 28.  NUMBER OF HOLDERS OF SECURITIES.


                                                                                 NUMBER OF RECORD HOLDERS
TITLE OF CLASS                                                                     AT OCTOBER 31, 1997
------------------------------------------------------------------------------   ------------------------
Common Stock, $.10 par value..................................................             2,270
Preferred Stock, $.10 par value...............................................             1,920


------------------
Note: The number of holders shown above includes holders of record plus beneficial owners whose shares are held of record by Merrill Lynch.

ITEM 29.  INDEMNIFICATION.

     Section 2-418 of the General Corporation Law of the State of Maryland,
Article VI of the Registrant's Articles of Incorporation, filed as Exhibit
(a)(1) to the Registrant's Common Stock Registration Statement, Article VI of

the Registrant's By-Laws, filed as Exhibit (b) to the Registrant's Common Stock Registration Statement, and the Investment Advisory Agreement, filed as Exhibit
(g)(1) to the Registrant's Common Stock Registration Statement, provide for indemnification.

     Insofar as indemnification for liabilities arising under the 1933 Act may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with any successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     Reference is made to Section 9 of each of the Common Stock and AMPS Distribution Agreements, forms of which were previously filed as Exhibits (h)(1) and (h) to the Registrant's Common Stock Registration Statement and AMPS Registration Statement respectively, for provisions relating to the indemnification of the underwriter and distributor, respectively.

ITEM 30.  BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER.


     Fund Asset Management, L.P. (the 'Investment Adviser'), an affiliate of MLAM, acts as investment adviser for the following open-end registered investment companies: CBA Money Fund, CMA Government Securities Fund, CMA Money Fund, CMA Multi-State Municipal Series Trust, CMA Tax-Exempt Fund, CMA Treasury Fund, The Corporate Fund Accumulation Program, Inc., Financial Institutions Series Trust, Merrill Lynch Basic Value Fund, Inc., Merrill Lynch California Municipal Series Trust, Merrill Lynch Corporate Bond Fund, Inc., Merrill Lynch Emerging Tigers Fund, Inc., Merrill Lynch Federal Securities Trust, Merrill Lynch Funds for Institutions Series, Merrill Lynch Multi-State Limited Maturity Municipal Series Trust, Merrill Lynch Limited Maturity Municipal Series Trust, Merrill Lynch Municipal Bond Fund, Inc., Merrill Lynch Phoenix Fund, Inc., Merrill Lynch Special Value Fund, Inc., Merrill Lynch World Income Fund, Inc., and The Municipal Fund Accumulation Program, Inc.; and for the following closed-end registered investment companies: Apex Municipal Fund, Inc., Corporate High Yield Fund, Inc., Corporate High Yield Fund II, Inc., Debt Strategies Fund, Inc., Income Opportunities Fund 1999, Inc., Income Opportunities Fund 2000, Inc., Merrill Lynch Municipal Strategy Fund, Inc., MuniAssets Fund, Inc., MuniEnhanced Fund, Inc., MuniHoldings Fund, Inc., MuniHoldings California Insured Fund, Inc., MuniHoldings Florida Insured Fund, MuniHoldings New York Insured Fund, Inc., MuniInsured Fund, Inc., MuniVest Fund, Inc., MuniVest Fund II, Inc., MuniVest Florida Fund, MuniVest Michigan Insured Fund, Inc., MuniVest New Jersey Fund, Inc., MuniVest New York Insured Fund, Inc., MuniVest Pennsylvania Insured Fund, MuniYield Arizona Fund, Inc., MuniYield California Fund, Inc., MuniYield California Insured Fund, Inc., MuniYield California

Insured Fund II, Inc., MuniYield Florida Fund, MuniYield Florida Insured Fund, MuniYield Fund, Inc., MuniYield Insured Fund, Inc., MuniYield Michigan Fund, Inc., MuniYield Michigan Insured Fund, Inc., MuniYield New Jersey Fund, Inc., MuniYield New Jersey Insured Fund, Inc., MuniYield New York Insured Fund, Inc., MuniYield New York Insured Fund II, MuniYield Pennsylvania Fund, MuniYield Quality Fund, Inc., MuniYield Quality Fund II, Inc., Senior High Income Portfolio, Inc., Taurus MuniCalifornia Holdings, Inc., Taurus MuniNewYork Holdings, Inc. and Worldwide DollarVest Fund, Inc.



     Merrill Lynch Asset Management, L.P. ('MLAM'), an affiliate of the Investment Adviser, acts as the investment adviser for the following open-end registered investment companies: Merrill Lynch Adjustable Rate Securities Fund, Inc., Merrill Lynch Americas Income Fund, Inc., Merrill Lynch Asset Builder Program, Inc., Merrill Lynch Asset Growth Fund, Inc., Merrill Lynch Asset Income Fund, Inc., Merrill Lynch Capital Fund, Inc., Merrill Lynch Developing Capital Markets Fund, Inc., Merrill Lynch Convertible Fund, Inc., Merrill Lynch

Dragon Fund, Inc., Merrill Lynch EuroFund, Merrill Lynch Fundamental Growth Fund, Inc., Merrill Lynch Fund For Tomorrow, Inc., Merrill Lynch Global Allocation Fund, Inc., Merrill Lynch Global Bond Fund for Investment and Retirement, Merrill Lynch Global Convertible Fund, Inc., Merrill Lynch Global Growth Fund, Inc., Merrill Lynch Global Holdings, Merrill Lynch Global Resources Trust, Merrill Lynch Global SmallCap Fund, Inc., Merrill Lynch Global Utility Fund, Inc., Merrill Lynch Global Value Fund, Inc., Merrill Lynch Growth Fund, Merrill Lynch Healthcare Fund, Inc., Merrill Lynch Intermediate Government Bond Fund, Merrill Lynch International Equity Fund, Merrill Lynch Latin America Fund, Inc., Merrill Lynch Middle East/Africa Fund, Inc., Merrill Lynch Municipal Series Trust, Merrill Lynch Pacific Fund, Inc., Merrill Lynch Ready Assets Trust, Merrill Lynch Retirement Series Trust, Merrill Lynch Series Fund, Inc., Merrill Lynch Short-Term Global Income Fund, Inc., Merrill Lynch Strategic Dividend Fund, Merrill Lynch Technology Fund, Inc., Merrill Lynch U.S. Treasury Money Fund, Merrill Lynch U.S.A. Government Reserves, Merrill Lynch Utility Income Fund, Inc. and Merrill Lynch Variable Series Funds, Inc., and Hotchkis and Wiley Funds (advised by Hotchkis and Wiley, a division of MLAM); and for the following closed-end registered investment companies: Merrill Lynch High Income Municipal Bond Fund, Inc. and Merrill Lynch Senior Floating Rate Fund, Inc. MLAM also acts as sub-adviser to Merrill Lynch World Strategy Portfolio and Merrill Lynch Basic Value Equity Portfolio, two investment portfolios of EQ Advisory Trust.



     The address of each of these investment companies is P.O. Box 9011, Princeton, New Jersey 08543-9011. The address of Merrill Lynch Funds for Institutions Series and Merrill Lynch Intermediate Government Bond Fund is One Financial Center, 23rd Floor, Boston, Massachusetts 02111-2646. The address of the Investment Adviser, MLAM, Princeton Services, Inc. ('Princeton Services') and Princeton Administrators, L.P. also is P.O. Box 9011, Princeton, New Jersey

08543-9011. The address of MLFD is P.O. Box 9081, Princeton, New Jersey 08543-9081. The address of Merrill Lynch and Merrill Lynch & Co., Inc. ('ML & Co.') is World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281-1213. The address of Merrill Lynch Financial Data Services, Inc. ('MLFDS') is 4800 Deer Lake Drive East, Jacksonville, Florida 32246-6484.



     Set forth below is a list of each executive officer and partner of the Investment Adviser indicating each business, profession, vocation or employment of a substantial nature in which each such person or entity has been engaged for the past two years for his, her or its own account or in the capacity of director, officer, employee, partner or trustee. In addition, Mr. Zeikel is President, Mr. Glenn is Executive Vice President and Mr. Richard is Treasurer of all or substantially all of the investment companies described in the first two paragraphs of this Item 30. Messrs. Zeikel, Glenn and Richard also hold the same position with all or substantially all of the investment companies advised by MLAM as they do with those advised by the Investment Adviser. Messrs. Giordano, Harvey, Kirstein, and Monagle are directors or officers of one or more of such companies.



     Officers and Partners of the Investment Adviser are set forth below as follows:



                                      POSITION(S) WITH THE          OTHER SUBSTANTIAL BUSINESS, PROFESSION,
NAME                                   INVESTMENT ADVISER                    VOCATION OR EMPLOYMENT
---------------------------------   -------------------------  --------------------------------------------------
ML & Co..........................   Limited Partner            Financial Services Holding Company; Limited
                                                                 Partner of FAM
Princeton Services...............   General Partner            General Partner of MLAM
Arthur Zeikel....................   Chairman (since              Chairman (since December 10, 1997) and President
                                     December 10, 1997);         (prior to December 10, 1997) of MLAM; President
                                     President (prior to         and Director of Princeton Services; Director of
                                     December 10, 1997)          MLFDS; Executive Vice President of ML & Co.
Jeffrey M. Peek..................   President (since             President (since December 10, 1997) of MLAM;
                                     December 10, 1997)          President and Director (since December 10, 1997)
                                                                 of MLFDS; Executive Vice President of ML & Co.
Terry K. Glenn...................   Executive Vice President   Executive Vice President of MLAM; Executive Vice
                                                                 President and Director of Princeton Services;
                                                                 President and Director of MLFD; Director of
                                                                 MLFDS; President of Princeton Administrators,
                                                                 L.P.
Linda L. Federici................   Senior Vice President      Senior Vice President of MLAM; Senior Vice
                                                                 President of Princeton Services.
Vincent R. Giordano..............   Senior Vice President      Senior Vice President of MLAM; Senior Vice
                                                                 President of Princeton Services

                                      POSITION(S) WITH THE          OTHER SUBSTANTIAL BUSINESS, PROFESSION,
NAME                                   INVESTMENT ADVISER                    VOCATION OR EMPLOYMENT
---------------------------------   -------------------------  --------------------------------------------------
Elizabeth A. Griffin.............   Senior Vice President      Senior Vice President of MLAM; Senior Vice
                                                                 President of Princeton Services
Norman R. Harvey.................   Senior Vice President      Senior Vice President of MLAM; Senior Vice
                                                                 President of Princeton Services
Michael J. Hennewinkel...........   Senior Vice President      Senior Vice President of MLAM; Senior Vice
                                                                 President of Princeton Services
Philip L. Kirstein...............   Senior Vice President,     Senior Vice President, General Counsel and
                                      General Counsel and        Secretary of MLAM; Senior Vice President,
                                      Secretary                  General Counsel, Director and Secretary of
                                                                 Princeton Services
Ronald M. Kloss..................   Senior Vice President and  Senior Vice President and Controller of MLAM;
                                      Controller                 Senior Vice President and Controller of
                                                                 Princeton Services
Debra Landsman-Yaros.............   Senior Vice President      Senior Vice President of MLAM; Senior Vice
                                                                 President of Princeton Services; Vice President
                                                                 of MLFD
Stephen M.M. Miller..............   Senior Vice President      Executive Vice President of Princeton
                                                                 Administrators L.P.; Senior Vice President of
                                                                 Princeton Services
Joseph T. Monagle................   Senior Vice President      Senior Vice President of MLAM; Senior Vice
                                                                 President of Princeton Services
Michael L. Quinn.................   Senior Vice President      Senior Vice President of MLAM; Senior Vice
                                                                 President of Princeton Services; Managing
                                                                 Director and First Vice President of Merrill
                                                                 Lynch from 1989 to 1995
Richard L. Reller................   Senior Vice President      Senior Vice President of MLAM; Senior Vice
                                                                 President of Princeton Services; and Director of
                                                                 MLFD
Gerald M. Richard................   Senior Vice President and  Senior Vice President and Treasurer of MLAM;
                                      Treasurer                  Senior Vice President and Treasurer of Princeton
                                                                 Services; Vice President and Treasurer of MLFD
Gregory D. Upah..................   Senior Vice President      Senior Vice President of MLAM; Senior Vice
                                                                 President of Princeton Services
Ronald L. Welburn................   Senior Vice President      Senior Vice President of MLAM; Senior Vice
                                                                 President of Princeton Services


ITEM 31.  LOCATION OF ACCOUNTS AND RECORDS.


     All accounts, books and other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940, as amended and the Rules thereunder will be maintained at the offices of the Registrant (800 Scudders Mill Road, Plainsboro, New Jersey 08536), the Investment Adviser (800 Scudders Mill Road, Plainsboro, New Jersey 08536), and the Registrant's custodian and transfer agent.

ITEM 32. MANAGEMENT SERVICES.

     Not applicable.

ITEM 33. UNDERTAKINGS.

     Registrant undertakes:

          (1) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the 1933 Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the Township of Plainsboro and State of New Jersey, on the 29 day of December, 1997.


                                    MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
                                    (Registrant)


                                    By: /s/ ARTHUR ZEIKEL
                                        -------------------
                                            (Arthur Zeikel,
                                               President)


     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                SIGNATURE                                      TITLE                             DATE
------------------------------------------  -------------------------------------------   ------------------
            /s/ ARTHUR ZEIKEL*              President and Director (Principal Executive
------------------------------------------  Officer)
             (Arthur Zeikel)


          /s/ GERALD M. RICHARD*            Treasurer (Principal Financial and
------------------------------------------  Accounting Officer)
           (Gerald M. Richard)


          /s/ RONALD W. FORBES*                              Director
------------------------------------------
            (Ronald W. Forbes)


        /s/ CYNTHIA A. MONTGOMERY*                           Director
------------------------------------------
         (Cynthia A. Montgomery)


          /s/ CHARLES C. REILLY*                             Director
------------------------------------------

           (Charles C. Reilly)


            /s/ KEVIN A. RYAN*                               Director
------------------------------------------
             (Kevin A. Ryan)


           /s/ RICHARD R. WEST*                              Director
------------------------------------------
            (Richard R. West)


          *By: /s/ ARTHUR ZEIKEL                                                           December 29, 1997
------------------------------------------
             (Arthur Zeikel,
            Attorney-in-Fact)

                                 EXHIBIT INDEX


EXHIBIT
NUMBER       DESCRIPTION
------       -------------------------------------------------------------------------
27      --   Financial Data Schedule
99(n)   --   Consent of Deloitte & Touche LLP, independent auditors for the Registrant